SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press release regarding Iberdrola’s 2007 First Quarter Results

Exhibit 99.2	Iberdrola’s 2007 First Quarter Results

Exhibit 99.3	Presentation regarding Iberdrola’s 2007 First Quarter Results

Exhibit 99.4	Report on Iberdrola’s 2007 First Quarter Results

Exhibit 99.5	Iberdrola and Scottish Power Presentation: Introduction

Exhibit 99.6	Iberdrola and Scottish Power Presentation: Introduction to Scottish Power and its markets

Exhibit 99.7	Iberdrola and Scottish Power Presentation: Generation and Supply

Exhibit 99.8	Iberdrola and Scottish Power Presentation: Wind

Exhibit 99.9	Iberdrola and Scottish Power Presentation: Scottish Power -Transmission and Distribution

Exhibit 99.10	Iberdrola and Scottish Power Presentation: Scottish Power - North American Businesses

Exhibit 99.11	Iberdrola and Scottish Power Presentation: Scottish Power - Strategic Fit & Valuation Considerations

Exhibit 99.12	Annex to Iberdrola’s 2007 First Quarter Results - Significant Events

Exhibit 99.13	Other communications in connection with Iberdrola’s increase of its stake in Medgaz and CNE’s authorisation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS SANCHEZ
Name: Julián Martínez-Simancas Sánchez
Title: General Secretary

Date: April 27, 2007

Exhibit 99.1

Birth of a world leader

PRESS RELEASE

26 April 2007

Net profit rose 13.6% to €458.2 million in the first quarter of 2007
IBERDROLA IS NOW ONE OF THE WORLD’S LARGEST ELECTRICITY COMPANIES WITH THE SCOTTISHPOWER OPERATION
INTEGRATED GROUP

•       GROWTH: With an enterprise value of more than €67 billion and a project pipeline in renewables of 37,700 MW, the combination of Iberdrola and ScottishPower represents a platform for future growth in Europe and the Americas

FIRST QUARTER: KEY DATA
• HIGHER PRODUCTION: Electricity production rose 6.9% to 24,750 GWh; the increase in Spain is 2.5% compared to a fall of 0.5% for the rest of the sector
• LOWER EMISSIONS: CO2 emissions per kWh were reduced by 37.1% in Spain from 212 to 133 grammes, increasing the ratio of clean energy production to 76%
• WIND POWER: World leadership consolidated in this sector, with an operational capacity in renewables of 4,552 MW at the close of the quarter, of which 459 MW was outside Spain
RESULTS
• FACTORS: Group EBITDA rose 2.9% in the period to €1,087.1 million, in a context of lower prices and lower energy demand in Spain
• STRATEGY: International and non-energy businesses increased their contributions to gross operating profit by 41% and 40%, respectively

➢	Communications

IBERDROLA has become one of the largest electricity companies in the world having last Monday completed the transaction with ScottishPower for €17.1 billion, one of the biggest in Spanish corporate history. With an enterprise value of more than €67 billion, the combination of the two companies creates a platform for future growth in Europe and the Americas.

During the first quarter of the year, IBERDROLA has continued the strategy initiated in 2001 that has enabled it to successfully face this large-scale operation in record time. Net profit rose 13.6% to €458.2 million, in a difficult context of low electricity prices and lower energy demand in Spain.

Completion of the IBERDROLA-ScottishPower transaction, valued at €17.1 billion and announced in November 2006, is a milestone in the Company’s 100-year history. It creates a world electricity giant, leader in renewable energy and an enterprise value of more than €67 billion.

This operation, in line with the strategy drawn up by IBERDROLA last October for the period 2007-09, will enable the group to accelerate planned growth, offer new long-term business opportunities, diversify risk and maintain financial strength with a view to creating value for shareholders.

The operation, which is among the largest in Spanish business history, has been strongly endorsed by shareholders of both companies – 99.5% at the IBERDROLA Shareholders Meeting and 97.6% at the ScottishPower EGM – as well as by the markets. Between 27 November 2006 and April 23 more than €4 billion in value was created.

The geographical footprint of IBERDROLA and ScottishPower is now of significant proportions, creating an Atlantic platform. It has operations in Spain, the UK, the United States, Mexico, Brazil, Greece, Portugal, France, Germany, Italy, Poland, Guatemala, Bolivia and Chile. The group also has a substantial project pipeline that will enable it to continue growing in the future.

➢	Communications

The combined group has a total installed capacity of around 40,000 megawatts (MW) compared with the 30,500 MW of IBERDROLA alone (a rise of 28%). Of this new capacity, 32,500 MW relates to conventional generation, an increase of 25% over IBERDROLA’s current level of 26,000 MW.

The new integrated group will consolidate IBERDROLA’s world leadership in renewable energy, especially in wind power. Added to the more than 4,500 MW of IBERDROLA are over 2,000 MW from ScottishPower, mostly from U.S. company PPM, increasing capacity by 44% to 6,562 MW.

The combined project pipeline of IBERDROLA and ScottishPower in renewable energy stands at 37,675 MW: approximately 6,000 MW are in Spain and another 6,000 MW in the UK, nearly 5,400 MW in the rest of Europe, more than 19,200 MW in the United States, 400 MW in Latin America, and 500 MW in the rest of the world.

The new Group has a significantly larger consumer base, with the 3.3 million customers of ScottishPower adding to the 18.4 million of IBERDROLA to total 21.7 million in Europe and the Americas, a rise of 18%.

The Company now has 2.7 billion cubic metres of gas storage capacity in the UK and the United States, with significant expansion potential.

The integration of IBERDROLA and ScottishPower also represents a strengthening of the commitment of both companies with shareholders, customers, employees and communities where they operate, thanks to their powerful business platform. The Group is a leader in renewable energy, with a balanced generation mix, low dependence on foreign supplies, excellent efficiency levels and financially sound.

Net profit rose 13.6% in the first quarter

IBERDROLA’s strategic decision to invest in basic energy, and its progressive international expansion, have once again been reflected in results for the first quarter of 2007 with a double digit rise in net profit (13.6%) to €458.2 million, in line with expectations for the year as a whole.

In a difficult context in Spain, with falling energy prices (-41%) and modest growth in electricity demand (1.8%), the Company has succeeded in increasing gross operating profit (EBITDA) by 2.9% €1,087.1 million.

IBERDROLA has assigned the bulk of investments over the past few years to increasing electricity production capacity via combined cycles and wind farms. Over the past 12 months it has started up 2,607 megawatts (MW) to achieve

3

➢	Communications

total capacity of 30,502 MW at March 31, of which 26,084 MW was in Spain (85.2% of the total).

The IBERDROLA group has increased output in the first three months of the year by 6.9% to 24,752 million kWh, as a result of new capacity. In Spain, the Company generated 18,208 million kWh in the period, a rise of 2.5% over the same period of 2006.

Increased output from clean energy technology has allowed IBERDROLA to substantially reduce its emissions during the period, both at Group level (24.2% less from 247 grammes of CO2 per kWh to 188 grammes) and in Spain (37.1% lower from 212 grammes of CO2 per kWh to 133 grammes, a third the level for the rest of the sector of 378 grammes. As a result, emission free production came to 76% of the total.

These figures again underline that new investments in generation have not only allowed IBERDROLA to balance and diversify its production mix, placing a limit on traditional technologies, but also to continue contributing to meeting the goals of the Kyoto protocol, to which it is firmly committed.

World leadership in wind power. The Company has continued to strengthen its leadership in renewable energy with new installations and a number of transactions outside Spain in the first three months of the year.

The most significant of these was the acquisition of CPV Wind Ventures LLC of the United States por €55 million, in line with IBERDROLA’s plans to increase its presence in the wind power market in this country where it already has a project pipeline of 8,500 MW. It also signed an agreement in Italy with API Group to develop wind farms, increased its stake in Greek company Rokas to 52.7% and started work on two wind farms in France.

The Company incorporated 638 MW in new wind power capacity over the past 12 months, to a total of 4,552 MW, an increase of 16.3% over the 3,914 MW in

4

➢	Communications

March 2006. Of total installed capacity, 4,210 MW relates to wind power – 459 MW outside Spain – and 342 to mini hydro plants.

Renewable energy plants achieved a production of 2,725 million kWh in the first three months (+21%), accounting for 11% of total output, with a significant (23.2%) increase in wind power to 2,578 million kWh.

IBERDROLA envisages renewable energy capacity of 7,000 MW on stream in 2009, almost entirely wind power, and more than 10,000 MW in 2011.

The largest combined cycle operator in Spain. Consistent with its focus on clean energy, IBERDROLA continues to build combined cycle gas plants in Spain and manages a total installed capacity of 5,600 MW. It has plans to bring the Castellón 4 combined cycle on stream this year with installed capacity of 800 MW.

Project	Capacity (MW managed)	Startup
Castellón	800	Operative 2002
Castejón	400	Operative 2003
Bahía Bizkaia Electricidad	800	Operative 2003
Tarragona	400	Operative 2003
Santurce	400	Operative 2004
Arcos Group I & II	800	Operative 2004
Aceca	400	Operative 2005
Arcos Group III	800	Operative 2005
Escombreras	800	Operative 2006
Total 2002-2005	5,600	2006

Castellón 4	800	Projected 2007
Total 2002-2007	6,400 (5,600 owned)	2007

In this context, a contract was signed recently to acquire the site for IBERDROLA’S first combined cycle plant in Portugal (Figueira da Foz), with a capacity of 850 MW and which could start up operations in 2009.

At the same time, and meeting strategic goals of starting up power stations capable of covering increased demand, IBERDROLA has received approval from the Environment Ministry for two hydroelectric plants: a new complex at La Muela (Valencia) to double its capacity to 630 MW and a 175 MW expansion of the San Esteban plant in the Sil basin.

Increase in international contribution First quarter results were supported substantially by the fruits of investments in business outside Spain, where EBITDA rose 41% to €200.5 million.

Electricity production in Latin America rose 21.5% over the same period of 2006 to 6,544 million kWh (26.4% of Group total), with a significant contribution from combined cycles which generated 22.4% more to 6,161 million kWh

5

➢	Communications

acccounting for 94.1% of electricity produced by the Company in the region. Energy distributed there by IBERDROLA increased 6.2% to 7,254 kWh. IBERDROLA confirmed its position as the number one privately owned energy producer in Mexico, with an installed capacity of 3,814 MW. In February, it began tests at the combined cycle plant at Tamazunchale (1,135 MW) in the State of San Luis Potosí, the largest to be put in operation in this country.

IBERDROLA THERMAL GENERATION PROJECTS IN MEXICO

Project	Capacity (MW)	Status
Enertek	120	100% operative
Monterrey III	1,037	100% operative
Altamira III y IV	1,036	100% operative
La Laguna II	500	100% operative
Altamira V	1,121	100% operative

Tamazunchale	1,135	Operational 2007
TOTAL	4,949	2007

Progressive contribution from non-energy business. These businesses, in particular the engineering and construction along with the real estate subsidiaries, played an important part in the first quarter registering a 40% rise in EBITDA to €122.5 million.

•        Iberdrola Ingeniería y Construcción. The subsidiary has projects under way in more than 25 countries, and during the first quarter won a major contract worth 605 million dollars to modernise and increase capacity of the Laguna Verde nuclear plant in Mexico.

•        Iberdrola Inmobiliaria. The company delivered 351 houses during the period and has a total of 16 housing projects under way (1,154 units) and another 20 under negotiation (1,498 homes). In the non-residential sector, it is promoted an office building in Málaga con 1,152 m2 and the Porta Firal project in Barcelona, with 91,111 m2 above street level and 42,363 m2 below street level, due to start construction this summer.

Positive results in a difficult scenario

Eur MM	Q1 2007	Q1 2006	Change%
Gross Margin	1,572.4	1,493.9	+5.3
Net Op. Expenses	-439.3	-391.2	+12.3
EBITDA	1,087.1	1,056.6	+2.9
Operating Profit (EBIT)	794.8	788.4	+0.8
Financial Result	-163.5	-163.4	+0.1
Non-recurrent assets +Equity Income	29.3	5.7	N/M
Net Profit	458.2	403.2	+13.6

➢	Communications

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7

➢	Communications

Exhibit 99.2

Income Statement

First Quarter 2007

(Unaudited)

Million Euros

	Q1 2007	Q1 2006	Change %
NET SALES	2,716.6	2,978.4	(8.8)
PROCUREMENTS	(1,136.1)	(1,377.1)	(17.5)
EMISSION ALLOWANCES	(8.0)	(107.4)	(92.6)
GROSS MARGIN	1,572.5	1,493.9	5.3
EMISSION ALLOWANCES	2.3	6.2	(62.9)
NET OPERATING EXPENSES	(439.4)	(391.2)	12.3
Net personnel expenses	(202.9)	(211.4)	(4.0)
Personnel	(243.2)	(253.1)	(3.9)
In-house work on fixed assets	40.3	41.7	-3.4
Net External Services	(236.5)	(179.8)	31.5
External services	(275.3)	(222.5)	23.7
Other operating revenues	38.8	42.7	-9.1
TAX	(48.3)	(52.3)	(7.6)
EBITDA	1,087.1	1,056.6	2.9
AMORTISATION AND PROVISIONS	(292.3)	(268.2)	9.0
EBIT	794.8	788.4	.8
TOTAL FINANCIAL REVENUES	65.8	40.7	61.7
Financial revenues	41.9	19.4	116.0
Positive exchange rate differences	8.1	1.3	523.1
Capitalised financial expenses	15.8	20.0	(21.0)
TOTAL FINANCIAL EXPENSES	(229.2)	(204.1)	12.3
Interest expenses	(169.7)	(152.4)	11.4
Negative exchange rate differences	(11.4)	(2.9)	293.1
Pension funds	(8.4)	(8.8)	(4.5)
Change in provisions for short term financial investments	(.8)	(.2)	N/A
Other financial expenses	(38.9)	(39.8)	(2.3)
RESULTS OF COMPANIES CARRIED BY EQUITY METHOD	19.9	4.1	385.4
INCOME FROM NON-CURRENT ASSETS	9.3	1.6	481.3
PROFIT BEFORE TAXES	660.6	630.7	4.7
Corporate income tax	(193.8)	(221.6)	(12.5)
Minorities	(8.6)	(5.9)	45.8
NET PROFIT	458.2	403.2	13.6

Balance Sheet

First Quarter 2007

(Unaudited)

Million Euros

	March 2007	December 2006	Change
FIXED ASSETS	25,532	25,188	344
Tangible fixed assets	21,737	21,564	173
Intangible fixed assets	967	900	67
Long-term financial investments	2,828	2,724	104
DEFERRED TAX	1,133	1,222	(89)
NON-CURRENT ACCOUNTS RECEIVABLE	884	833	51
CURRENT ASSETS	6,453	5,818	635
Nuclear fuel	243	238	5
Inventories	1,340	1,193	147
Accounts receivable	2,759	2,791	(32)
Taxes receivable	789	602	187
Short temp. Financial Investments	310	289	21
Cash & equivalents	1,012	705	307
TOTAL ASSETS	34,002	33,061	941

	March 2007	December 2006	Change
SHAREHOLDERS’ EQUITY	10,564	10,567	(3)
Capital Stock	2,705	2,705
Reserves and other	7,298	6,100	1,198
Profit and Loss	458	1,660	(1,202)
Treasury Stock	(3)	(3)
Exchange differentials	(50)	(44)	(6)
Minority interest	156	149	7
LONG TERM PROVISIONS	1,658	1,718	(60)
DEFERRED INCOME	864	818	46
FINANCIAL DEBT	14,599	14,352	247
OTHER LONG-TERM DEBT	5,217	4,541	676
OTHER SHORT TERM DEBT	957	847	110
PAYABLE TO CO. ACCOUNTED BY EQUITY METHOD	143	218	(75)
TOTAL LIABILITIES	34,002	33,061	941

Results by Business

First Quarter 2007

(Unaudited)

Million Euros

	Domestic Energy	International Business	Engineering & Non- Energy
Net sales	1,635.1	611.4	470.0
Procurements	(506.7)	(344.9)	(284.5)
Emission allowances	(8.0)
Gross Margin	1,120.4	266.5	185.5
Emission allowances	2.3
Net operating expenses	(314.5)	(63.7)	(61.0)
Net personnel expenses	(149.5)	(24.4)	(29.0)
Personnel	(177.0)	(27.8)	(38.4)
In-house work on fixed assets	27.5	3.4	9.4
Net External Services	(165.0)	(39.3)	(32.0)
External services	(193.8)	(44.5)	(36.9)
Other operating revenues	28.8	5.2	4.9
TAX	(44.0)	(2.3)	(2.0)
EBITDA	764.2	200.5	122.5
Amortisation and provisions	(230.1)	(43.6)	(18.6)
EBIT / Operating Profit	534.1	156.9	103.9
Financial Result	(142.6)	(21.1)	.1
Companies using equity method	.7	1.4	17.8
Income from non-current assets	9.8	(.3)	(.1)
PROFIT BEFORE TAXES	402.0	136.9	121.7
Corporate tax & minorities	(131.1)	(39.1)	(32.3)
Net Profit	270.9	97.8	89.4

First Quarter 2006

Million Euros

	Domestic Energy	International Business	Engineering & Non- Energy
Net sales	2,048.6	584.6	345.2
Procurements	(795.7)	(388.7)	(192.6)
Emission allowances	(107.4)
Gross Margin	1,145.5	195.9	152.6
Emission allowances	6.2
Net operating expenses	(276.0)	(51.8)	(63.5)
Net personnel expenses	(156.2)	(17.9)	(37.3)
Personnel	(181.7)	(21.6)	(49.7)
In-house work on fixed assets	25.5	3.7	12.4
Net External Services	(119.8)	(33.9)	(26.2)
External services	(142.7)	(46.1)	(33.8)
Other operating revenues	22.9	12.2	7.6
TAX	(48.7)	(1.9)	(1.6)
EBITDA	827.0	142.2	87.5
Amortisation and provisions	(211.8)	(40.0)	(16.3)
EBIT / Operating Profit	615.2	102.2	71.2
Financial Result	(131.9)	(27.5)	(3.9)
Companies using equity method	(1.5)	2.8	2.7
Income from non-current assets	2.6	(.6)	(.5)
PROFIT BEFORE TAXES	484.4	76.9	69.5
Corporate tax & minorities	(191.6)	(18.0)	(17.9)
Net Profit	292.8	58.9	51.6

Domestic Energy Busines

First Quarter 2007

(Unaudited)

Million Euros

	GENER	RENEW	DISTRIB	SUPPLY	CORP.
Net sales	848.9	203.4	373.1	445.4	(235.7)
Procurements	(316.9)		(1.9)	(419.9)	232.0
Emission allowances	(8.0)
Gross Margin	524.0	203.4	371.2	25.5	(3.7)
Emission allowances	2.3
Net operating expenses	(139.0)	(41.1)	(114.0)	(12.4)	(8.0)
Net personnel expenses	(49.2)	(10.3)	(44.9)	(5.3)	(39.7)
Personnel	(54.7)	(12.4)	(63.7)	(5.3)	(40.8)
In-house work on fixed assets	5.5	2.1	18.8		1.1
Net External Services	(89.8)	(30.8)	(69.1)	(7.1)	31.7
External services	(98.8)	(35.3)	(86.5)	(7.1)	33.9
Other operating revenues	9.0	4.5	17.4		(2.2)
TAX	(18.6)	(2.3)	(30.6)	8.6	(1.1)
EBITDA	368.7	160.0	226.6	21.7	(12.8)
Amortisation and provisions	(117.5)	(53.9)	(50.3)	(1.0)	(7.5)
EBIT / Operating Profit	251.2	106.1	176.3	20.7	(20.3)
Financial Result	(33.8)	(31.3)	(23.3)	.1	(54.2)
Companies using equity method	.2		.7	(.1)
Income from non-current assets	(.1)		7.4		2.4
PROFIT BEFORE TAXES	217.5	74.8	161.1	20.7	(72.1)
Corporate tax & minorities	(69.7)	(27.9)	(51.8)	(6.7)	25.0
Net Profit	147.8	46.9	109.3	14.0	(47.1)

First Quarter 2006

Million Euros

	GENER	RENEW	DISTRIB	SUPPLY	CORP.
Net sales	1,345.8	215.2	265.5	618.8	(396.8)
Procurements	(556.6)			(628.9)	389.8
Emission allowances	(107.4)
Gross Margin	681.8	215.2	265.5	(10.1)	(7.0)
Emission allowances	6.2
Net operating expenses	(118.5)	(30.6)	(124.9)	(13.6)	11.6
Net personnel expenses	(53.1)	(5.3)	(51.3)	(11.1)	(35.4)
Personnel	(57.8)	(6.5)	(69.5)	(11.1)	(36.8)
In-house work on fixed assets	4.7	1.2	18.2		1.4
Net External Services	(65.4)	(25.3)	(73.6)	(2.5)	47.0
External services	(73.1)	(27.7)	(90.3)	(9.2)	57.6
Other operating revenues	7.7	2.4	16.7	6.7	(10.6)
TAX	(18.0)	(1.9)	(24.4)	(3.6)	(.9)
EBITDA	551.5	182.7	116.2	(27.3)	3.7
Amortisation and provisions	(96.4)	(41.7)	(64.7)	(2.1)	(6.9)
EBIT / Operating Profit	455.1	141.0	51.5	(29.4)	(3.2)
Financial Result	(20.0)	(21.2)	(18.1)	1.0	(73.6)
Companies using equity method	(2.0)		.6
Income from non-current assets	.3				2.2
PROFIT BEFORE TAXES	433.4	119.8	34.0	(28.4)	(74.6)
Corporate tax & minorities	(146.9)	(44.0)	(10.9)	10.1	.2
Net Profit	286.5	75.8	23.1	(18.3)	(74.4)

STATEMENT OF SOURCES & USES OF FUNDS

First Quarter 2007

(Unaudited)

Million Euros

	Jan - March 2007	Jan - March 2006	Difference
EBIT	795.0	788.0	7.0
Amortisation	284.0	249.0	35.0
Provisions	9.0	19.0	(10.0)
Provision for the pension funds	(11.0)	10.0	(21.0)
Operating Cash Flow	1,077.0	1,066.0	11.0
Interest paid	(183.0)	(195.0)	12.0
Interest received	39.0	41.0	(2.0)
Dividends received from affiliates	.0	5.0	(5.0)
Minority interests	(9.0)	(6.0)	(3.0)
Tax	(193.0)	(221.0)	28.0
Gross Cash Flow	731.0	690.0	41.0
Dividends paid	(406.0)	(331.0)	(75.0)
Retained Cash Flow	325.0	359.0	(34.0)
Investments	(506.0)	(435.0)	(71.0)
Fixed asset disposals	(9.0)	2.0	(11.0)
Financial asset disposals	.0	.0	.0
Taxes on investment activities	(1.0)	(1.0)	.0
Pension payments & other	(56.0)	(54.0)	(2.0)
Total Cash Flow Applications	(572.0)	(488.0)	(84.0)
Capital subsidies received	43.0	29.0	14.0
Change in working capital	(38.0)	(450.0)	412.0
Change in debt	242.0	549.0	(307.0)
Change in consolidation perimeter	4.0	2.0	2.0
			.0
Change in Gross Debt	246.0	551.0	(305.0)

1 First Quarter 2007 First Quarter 2007 Results Results 26 26 th April 2007 April 2007 Exhibit 99.3

2
DISCLAIMER
This document has been prepared by Iberdrola, S.A. (the “Company”) solely for use during the presentation corresponding to the First Quarter 2007 Results.
The information and any forward looking statements contained in this document have not been independently verified and no representation or warranty express of implied is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein.
None of the Company, or any of its advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with this document.
This document does not constitute an offer or invitation to purchase or subscribe for any securities in accordance with the Spanish Securities Market Law (Law 24/1988, as amended), Royal Decree Law
5/2005 and/or Royal Decree 1310/2005 and the rules and regulations made there under.
Furthermore, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any other jurisdiction.
Neither this document nor any part of it shall form the basis of or be relied in connection with any contract or commitment whatsoever.
Legal Note

3
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4 Agenda Highlights of the Period Highlights of the Period Analysis of Results Analysis of Results Conclusion Conclusion Consolidated Consolidated By Business By Business

5
Highlights of the period
Net Profit up 13.6% to Eur 458.2 MM
Higher production (+6.9%) with low cost & emissions-free technologies
… in a difficult scenario of low prices & moderate demand growth
Efficient management to provide positive results …
New transactions in wind energy expansion
in the US & Europe
Successful closing of ScottishPower transaction
99.5% and 97.6% of the attending capital of Iberdrola and
ScottishPower, respectively, voted in favour

6
24,752 GWh (+6.9%)
Production Mix Q1 2007
Production Mix Q1 2007
Nuclear Nuclear
26% 26%
Comb. Comb.
Cycles Cycles
36% 36%
Coal 5% Coal 5%
Fuel Fuel
0% 0%
Hydro Hydro
20% 20%
Wind Wind
11% 11%
Cogen. 2%
Cogen. 2%
. 2%
Production - Group
Q1 2006 Q1 2007
Combined Combined
Cycles Cycles
Emission-free*
24,752
24,752
23,154
23,154
Growth in Production
Growth in Production
-2%
-2%
-2%
+25%
+25%
+25%
+6.9%
+6.9%
…
…
boosted by low emission technologies …
boosted by low emission technologies …
-46%
-46%
-46%
46%
Coal + Fuel Coal + Fuel
* Hydro + Nuclear + Wind
GWh
GWh

7
Increasing production in Spain by +1.8%
with low cost & emissions-free technologies …
Production - Spain
…
…
vs. -1.6% of the rest of the sector*
vs. -1.6% of the rest of the sector*
* Excluding Iberdrola
Ordinary Regime
-0.6%
Special Regime
+16.3%
+2,442 Hydro
-1,339
Nuclear
-153
-485 Coal
-551 Fuel
+349 Wind + Mh
+55 Cogeneration
C. Cycles
GWh
GWh

8
Increasing hydro reserves …
Production - Spain
64%
55%
6,170 GWh 7,193 GWh
Q1 2006 As of today
…
…
points out for sustainable results in Generation
points out for sustainable results in Generation
+17%
+17%

9
Q1 2006
CO
CO
2 2
emissions -
emissions -
Group
Group
(gr./kWh)
(gr./kWh)
Emissions
76% of Q1 ’07 production in Spain is emissions-free
Q1 2007
1/3 of the emissions compared to
1/3 of the emissions compared to
the rest of the sector (378* gr/kWh)
the rest of the sector (378* gr/kWh)
Q1 2006 Q1 2007
CO
CO
2 2
emissions  -
emissions  -
Spain
Spain
(gr./kWh)
(gr./kWh)
247
188
-24.2%
-24.2%
212
133
-37.1%
-37.1%
* Excluding Iberdrola

10
Q1 2007 Results
Efficient management of assets …
Hydro assets
+
Provides Iberdrola
with a balanced
generation mix
Wind energy
assets
+
Flexibility of
gas contracts
…
…
to optimize results in all scenarios
to optimize results in all scenarios

11
EBITDA - Group
EBITDA up 2.9% to Eur 1,087.1 MM …
compensate
Distribution
Supply & Gas
International
Non-energy
Generation Spain
Wind energy business
…
…
in a difficult scenario of low prices &
in a difficult scenario of low prices &
moderate demand growth
moderate demand growth

12
Net Profit +13.6% to Eur 458.2 MM …
Net Profit
403.2
+13.6%
+13.6%
458.2
Net Profit (Eur
Net Profit (Eur
MM)
MM)
Q1 2006 Q1 2007
…
…
in line with double digit growth
in line with double digit growth
expectations for 2007
expectations for 2007

13
Consolidating the international expansion
through new wind energy transactions …
Internationalization
…
…
in US & Europe, in countries
in US & Europe, in countries
with high growth potential
with high growth potential
USA:
acquisition of CPV
•
~1,100 MW to become
operational between
2008-2011
• Agreement with GE for
the supply of turbines
• USD 75 MM for 100% of
equity
Italy:
50% joint venture
with API
•
350 MW to become
operational between
2008-2009
Greece:
taking full control
of Rokas
•
Increasing stake to
52.7%

14 Agenda Highlights of the Period Highlights of the Period Analysis of Results Analysis of Results Conclusion Conclusion Consolidated Consolidated By Business By Business

15
Gross Margin
Change %
Q1 2007
Net Op. Expenses
Eur MM
Q1 2006
Income Statement - Group
EBITDA
Operating Profit (EBIT)
Net Profit
Non-recurrent assets
+Equity Income
+2.9 1,087.1 1,056.6
+0.8 794.8 788.4
N/M 29.3 5.7
+13.6
458.2
403.2
+5.3
1,572.4
1,493.9
Financial Result +0.1 -163.5 -163.4
-439.3 +12.3 -391.2
Positive results in a difficult scenario
Iberdrola
Iberdrola
estimates Eur
estimates Eur
26.5 MM of tariff insufficiency
26.5 MM of tariff insufficiency

16
Net Sales
Net Sales fall by 8.8% to Eur 2,716.6 MM
driven by Domestic Energy …
…
…
due to lower prices in Generation & Wind
due to lower prices in Generation & Wind
Net Sales
Net Sales
Q1 2006
Q1 2007
-261.8 MM
-261.8 MM
2,978.4
2,716.6
+36.2%
+4.6%
-20.2%
470.1
470.1
611.4
611.4
1,635.1
1,635.1
Eur MM
Non-energy
International International
Domestic Domestic
Energy Energy

17
Procurement Costs
Procurements decrease 17.5% to Eur 1,136.1 MM …
Eur MM
Procurements
Procurements
Q1 2006 Q1 2007
-241.0 MM
-241.0 MM
1,377.1
1,136.1
Non-energy
Non-energy
-energy
energy
+47.8%
International International
-11.3%
Domestic Domestic
Energy Energy
-36.3%
284.5
284.5
344.9
344.9
506.7
506.7
…
…
due to the different production mix in Generation
due to the different production mix in Generation
Spain & lower procurements in International
Spain & lower procurements in International

18
Gross Margin - Group
Eur MM
Domestic Energy *
(ex-Wind)
917.0 (-1.4%)
-18.2%
-18.2%
Non
Energy
Gross Margin
1,572.4
+5.3%
+5.3%
185.5
266.5
Internat.
203.4
Wind
Gross Margin +5.3% to Eur 1,572.4 MM, driven by
Distribution, Supply & Gas, International and Non-energy
+21.6% +21.6%
-5.5%
-5.5%
+36.0%
+36.0%
Generation Spain & Wind affected by lower prices
Generation Spain & Wind affected by lower prices
* Generation + Supply + Gas + Distribution
+39.8%
+39.8%
Generation, Supply & Gas
Distribution

19
Recurrent Net Op. Expenses +4.2%, less than Gross Margin,
vs. a 12.3% growth of Reported Net Op. Exp. …
Net Operating Expenses - Group
Net Op. Exp. by item
Net Op. Exp. by item
% vs.
Q1 2006
Q1 ‘07
…
…
due to non-recurrent expenses &
due to non-recurrent expenses &
the 2007 AGM attendance premium
the 2007 AGM attendance premium
Reported
Net Op. Exp.
439.3
+12.3% +12.3%
Recurrent
Net Op. Exp.
407.6
+4.2% +4.2%
-17.6
Other
non-recurrent
-14.1
AGM attendance
premium
Recurrent Net Op. Exp.
Recurrent Net Op. Exp.
Eur MM
Net Personnel
Total
439.3 +12.3%
202.9 -4.0%
Rec. N. Ext. Services
204.7 +13.8%
Rep. Net Ext. Servs.
236.4 +31.5%
Other non-recurrent
17.6
AGM attendance premium
14.1

20
EBITDA - Group
EBITDA +2.9% to Eur 1,087.1 MM
Eur MM
Domestic Energy *
(ex-Wind)
604.1 (-6.2%)
-25.5%
-25.5%
Non
Energy
EBITDA
1,087.1
+2.9%
+2.9%
122.5
200.5
Internat.
160.0
Wind
+40.0% +40.0%
-12.4%
-12.4%
+41.0%
+41.0%
+95.0%
+95.0%
Generation, Supply & Gas
Distribution
* Generation + Supply + Gas + Distribution

21
EBIT - Group
Operating Profit (EBIT) up 0.8% to Eur 794.8 MM …
D & A
% vs.
Q1 2006
Total
Q1 2007
292.3 +9.0%
283.8 +13.8%
Provisions 8.5 -54.5%
EBIT
EBIT
Q1 2006
Q1 2007
+6.4 MM
+6.4 MM
788.4
794.8
Eur MM
…
…
driven by 13.8% rise in D&A
driven by 13.8% rise in D&A
due to new plants in operation
due to new plants in operation

22
Flat evolution of the Financial Result: +0.1% …
Financial Result
-163.4
-163.4
-163.5
-163.5
Q1 2006
Q1 2006
Q1 2007
Q1 2007
+0.1 MM
+0.1 MM
…
…
due to the control of the average cost of debt
due to the control of the average cost of debt
Financial Result (Eur
Financial Result (Eur
MM)
MM)
Average Cost of Debt
Average Cost of Debt
Q1 2006
Q1 2006
Q1 2007
Q1 2007
4.65%
4.65%
4.6%
4.6%

23
Leverage falls to 54.1% vs. 54.7% in Q1 2006
Leverage
Q1 2006 Q1 2007
Leverage
Leverage
54.1%
Ex-tariff insufficiency impact
Net Debt & Equity (Eur
Net Debt & Equity (Eur
MM)
MM)
Q1 2006
Tariff insufficiency
Tariff insufficiency
Adjusted Net Debt
Adjusted Net Debt
ex-insufficiency
ex-insufficiency
Equity
Equity
1,583
1,583
11,448
11,448
9,486
9,486
Q1 2007
606
606
12,454
12,454
10,564
10,564
Adjusted Net Debt
Adjusted Net Debt
13,031
13,031
13,061
13,061
54.7%

24
Profit Before Taxes up
4.7% to
Eur 660.6 MM
PBT, Net profit & FFO
403.2
458.2
Q1 2006 Q1 2007
Profit Before  Taxes
Profit Before  Taxes
Q1 2006 Q1 2007
630.7
+4.7%
+4.7%
660.6
Eur MM
Sustainable lower tax rate
drives higher increase in
Net Profit (+13.6%)
FFO* up 8.3% to
Eur 721.2 MM
Net Profit
Net Profit
+13.6%
+13.6%
Eur MM
Funds from Operations
Funds from Operations
Q1 2006 Q1 2007
665.7
+8.3%
+8.3%
721.2
Eur MM
* Net Profit + Depreciation & Amortization – Equity Income – Non Recurrent Results

25 Agenda Highlights of the Period Highlights of the Period Analysis of Results Analysis of Results Conclusion Conclusion Consolidated Consolidated By Business By Business

26
Gross Margin -23.1% as lower procurement costs
partially compensate pool prices
Financial highlights (Eur
Financial highlights (Eur
MM)
MM)
Operating highlights
Operating highlights
Results by Business
Generation Business
Gross Margin
EBITDA
-23.1% 524.0
-33.1%
349.0
Q1 2007
Net Op. Exp.
+17.3% -139.0
% vs.
Q1 2006
EBITDA affected by Eur
EBITDA affected by Eur
17.6 MM of Non-recurrent Expenses
17.6 MM of Non-recurrent Expenses
Similar production: -0.6%
Energy prices -40.9%
Lower CO
2
average cost: Eur 2.95/Tn
Lower procurements cost: -43.1%*
* Excluding CO2
cost
** Iberdrola’s estimates
Lower capacity payments:
Eur 27.8 MM**
Compensated by
Fuel Cost (Eur/MWh)
Fuel Cost (Eur/MWh)
Q1 ‘07
38.4 38.4
Avg. Fuel Cost *
Q1 ‘06
38.5 38.5
%
-0.1%
-0.1%
0.1%

27
Supply + Gas Gross Margin rises 35.6 MM to
Eur 25.5 MM driven by optimization of gas strategy
Results by Business
Supply & Gas
Supply + Gas
Supply + Gas
Gross Margin (Eur
Gross Margin (Eur
MM)
MM)
Q1 ‘06
Elect. Supply Gas
Q1 ‘07
8.5
8.5
30.7
30.7
-5.2
-5.2
-18.6
-18.6
-10.1
25.5
+35.6 MM
+35.6 MM
EBITDA
Gross Margin
Q1
2007
25.5
21.7
-10.1
-27.2
Q1
2006
Net Op. Exp.
-12.4
-13.6
Taxes
8.6
-3.6
Financial highlights
Financial highlights
EBITDA improves Eur
EBITDA improves Eur
48.9 MM vs. Q1 2006
48.9 MM vs. Q1 2006
Eur MM

28
Results by Business – Wind + Mh
Q1 2006
4,552
4,552
Q1 2007
+ 638 MW
+ 638 MW
Capacity (MW)
Capacity (MW)
Wind Spain
Mini-hydro
3,751
459
Q1 2006
2,253
2,253
2,725
2,725
Q1 2007
+21.0%
+21.0%
Production (GWh)
Production (GWh)
Capacity: +16.3% to 4,552 MW
Production: +21.0% to 2,725 GWh
International Wind: 10.1% of installed capacity & production
International Wind: 10.1% of installed capacity & production
342
Wind Intl.
3,914
3,914
3,330
268
316
Wind Spain
Mini-hydro
2,304
274
147
Wind Intl.
1,942
151
160

29
5.5% decrease in Gross Margin due to
lower prices (-21.8%) to 74.7 Eur/MWh
Results by Business – Wind + Mh
Financial highlights
Financial highlights
-5.5% 203.4
EBITDA
-12.4% 160.0
Gross Margin
Q1 2007
Eur MM
Net Op. Exp.
+34.3% -41.1
34.3% increase in Net Op. Expenses
34.3% increase in Net Op. Expenses
due to international expansion
due to international expansion
EBITDA (EUR MM)
EBITDA (EUR MM)
% vs.
Q1 2006
+405.2% -8.0
-
International
148.0
12.0
Domestic International
-14.5%
+26.3%
160.0
-12.4%
Total

30
Results by Business - Distribution
Gross Margin up 39.8% to Eur 371.2 MM
Eur MM
EBITDA
Gross Margin
Q1
2007
371.2
226.5
+39.8%
+95.0%
% vs.
Q1 2006
Higher regulated revenues and
Higher regulated revenues and
lower Net Operating Expenses
lower Net Operating Expenses
Net Op. Exp.
-114.0
-8.7%
Operating Highlights
Operating Highlights
No impact from RDL 3/2006
Higher regulated revenues
in 2007 tariff
Financial Highlights
Financial Highlights

31
Results by Business – International
…and 50.4% in local currency
…and 50.4% in local currency
International EBITDA grows 41.0% to Eur 200.5 MM …
Financial Highlights
Financial Highlights
EBITDA
Gross Margin
Q1 2007
Eur MM
Net Op. Exp.
+36.0% 266.5
+23.0% -63.7
+41.0% 200.5
213.8
200.5
EBITDA
in local currency
Reported
EBITDA
+50.4%
+41.1%
Effect of currency evolution
Effect of currency evolution
% vs.
Q1 2006

32
Results by Business - International
Operating Highlights
Operating Highlights
International accounts for 18.4% of total EBITDA
Brazil
Mexico-Guatemala
Contribution
to financial
statements
119.1 EBITDA (Eur MM) 81.4 EBITDA (Eur MM)
As a % of Debt
As a % of Equity
As a % of Debt
As a % of Equity
+6.5% demand
Higher tariffs
+24.2% more production
(Altamira V; 1,121 MW)
High availability and
efficiency
Business
Evolution
4.6%
9.8%
7.9%
8.1%
-4.4% exchange rate
-8.6% exchange rate

33
EBITDA up 40.0% to Eur 122.5 MM,
driven by strong growth in Real Estate
Results by Business
Non energy + Engineering
Financial Highlights (Eur
Financial Highlights (Eur
MM)
MM)
+21.6% 185.5
Q1 2007
EBITDA
Gross Margin
Net Op. Exp.
-4.0% -61.0
+40.0% 122.5
% vs.
Q1 2006
Over Eur
Over Eur
6.0 Bn* estimated market value of stakes in listed &
6.0 Bn* estimated market value of stakes in listed &
non-energy companies and of Real Estate; Eur
non-energy companies and of Real Estate; Eur
3.5 Bn
3.5 Bn
of capital gains**
of capital gains**
Breakdown of Gross Margin
Breakdown of Gross Margin
Engineering &
Construction
Iberdrola
Inmobiliaria
IBV
Other Services
* Does not include Engineering & Construction
** Pre-tax
37%
10%
25%
28%

34
Iberdrola Inmobiliaria
Gross Margin triples to Eur 68.2 MM
Financial Highlights
Financial Highlights
+199.9% 68.2
+301.7% 61.1
Q1 2007
EBITDA
Gross Margin
Eur MM
+506.6%
35.9
Net Profit
Property Portfolio
Property Portfolio
(buildable
(buildable
sq. mt.)
sq. mt.)
Dec-2006 Q1-2007
+4.4%
+4.4%
3.57 MM
3.57 MM
3.42 MM
3.42 MM
Commercial Commercial
Residential Residential
Rentals Rentals
28%
28% 28%
60%
60% 60%
12%
12% 12%
20%
20% 20%
68%
68% 68%
12%
12% 12%
% vs.
Q1 ‘06
Q1 2006 affected by seasonality
Q1 2006 affected by seasonality

35
Engineering & Construction
Sales to third parties up 57.4% to Eur 177.5 MM
Increasing backlog to Eur
Increasing backlog to Eur
2.6 Bn
2.6 Bn
Q1 2006
112.8
112.8
177.5
177.5
Q1 2007
+57.4%
+57.4%
Sales to third parties (Eur
Sales to third parties (Eur
MM)
MM)
Backlog (Eur
Backlog (Eur
Bn)
Bn)
1.0
2.6
Q1 2006 Q1 2007
+2.6x
+2.6x

36 Agenda Highlights of the Period Highlights of the Period Analysis of Results Analysis of Results Conclusion Conclusion Consolidated Consolidated By Business By Business

37
Conclusion
Positive results in a difficult scenario…
Different trend in
prices expected for
2007 vs. 2006
Impact of RDL
3/2006 in 2006
Tariff
improvements in
Distribution
Personnel
non-recurrent
expenses Q4 ‘06
Higher hydro
production &
reserves
Double-digit
growth in
2007
Flexibility of gas
contracts
…
…
that will lead for an improvement throughout 2007
that will lead for an improvement throughout 2007

38 First Quarter 2007 First Quarter 2007 Results Results

Exhibit 99.4

IBERDROLA

First quarter results 2007

Quarterly report

LEGAL NOTICE:

DISCLAIMER

This document has been prepared by Iberdrola, S.A. (the “Company”) solely for use during the presentation corresponding to the First Quarter 2007 Results.

The information and any forward looking statements contained in this document have not been independently verified and no representation or warranty express of implied is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein.

None of the Company, or any of its advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with this document.

This document does not constitute an offer or invitation to purchase or subscribe for any securities in accordance with the Spanish Securities Market Law (Law 24/1988, as amended), Royal Decree-Law 5/2005 and/or Royal Decree 1310/2005 and the rules and regulations made there under.

Furthermore, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any other jurisdiction.

Neither this document nor any part of it shall form the basis of or be relied in connection with any contract or commitment whatsoever.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication and other documents relating to the Offer contain forward-looking information and statements about ScottishPower and Iberdrola, S.A. and their combined businesses after completion of the proposed Offer and otherwise. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower and Iberdrola, S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower and Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower and Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower and Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower with the SEC on June 30, 2006.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. or of ScottishPower. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or ScottishPower or any of their respective members, directors, officers, employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in documents relating to the Offer are based on information available to Iberdrola, S.A. on the date thereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

II	First Quarter 2007 financial results

IBERDROLA-SCOTTISH POWER: A WORLDWIDE LEADER EMERGES

Net profit up 13.6% to 458 million euros

More production (+6.9%) with a generation mix of lower variable costs and emissions (-24.2%)

•	Flexibility of generation capacity: Production grew 2.5% in Spain (sector: -0.5%).

•	Production without emissions: Clean power generation in Spain grew by 25%.

•	CO2 emissions: Down 37.1% in Spain, which is 2.8 times lower than the rest of the sector.

•	Market environment: Energy prices fell by 41% to 46.4 Eur/Mwh, price of emissions rights set at 2.95 Eur/ton and demand increases by 1.8%.

In an challenging environment of low energy prices and moderate increase of demand, Gross Operating Profit (EBITDA) rose 2.9% to 1,087.1 MM€

Growing in the international business

•	USA: Acquisition of CPV Wind Ventures LLC for 55 million euros, with pipeline of 3,500 MW

•	Italy: Strategic alliance with italian energy group API Holding for the construction and operation of 350 MW of wind.

•	Greece: Increasing the stake at the Rokas Group to 52.7%, taking full control of the Company.

Iberdrola - ScottishPower Integration

•	On 29 and 30 March of this year, a broad majority of the shareholders in both companies approved the merger (99.4% at Iberdrola and 97.6% at ScottishPower).

•	The operation is effective from 23 April, after its approval by the Sessions Court in Edinburgh.

•	This has been carried out under the framework of what is known as Scheme of Arrangement in British law, pursuant to Section 425 of the Companies Act in Great Britain.

First Quarter 2007 financial results	1

Basic figures for the businesses

Operating Data		Q1 2007	Q1 2006%
Net production	GWh	24,752	23,154	6.9
Gas combined cycle	GWh	8,880	9,093	-2.3
Wind and Mini-Hydroelectric	GWh	2,725	2,253	21.0
Hydroelectric	GWh	4,861	2,386	103.7
Nuclear	GWh	6,509	6,662	-2.3
Fuel oil	GWh	15	566	-97.3
Coal	GWh	1,212	1,697	-28.6
Cogeneration	GWh	550	497	10.7
Installed capacity	MW	30,502	27,895	9.3
Gas combined Cycle	MW	8,818	6,897	27.9
Wind and Mini-hydroelectric	MW	4,552	3,914	16.3
Hydroelectric	MW	9,149	9,118	0.3
Nuclear	MW	3,344	3,344	—
Fuel oil	MW	2,889	2,889	—
Coal	MW	1,253	1,253	—
Cogeneration	MW	497	480	3.5
Energy Distributed	GWh	34,010	33,054	2.9
Consumers (supply points under management)	No (mil.)	18.5	17.9	3.3
Employees	No	16,347	17,514	-6.6

2	First Quarter 2007 financial results

Operating Data		Q1 2007	Q1 2006%
Spain
Net Production	GWh	18,208	17,767	2.5
Gas Combined Cycle	GWh	2,719	4,058	-33.0
Wind and Mini-Hydroelectric (1)	GWh	2,725	2,253	21.0
Hydroelectric	GWh	4,598	2,156	113.3
Nuclear	GWh	6,509	6,662	-2.3
Fuel oil	GWh	15	566	-97.3
Coal	GWh	1,212	1,697	-28.6
Cogeneration	GWh	430	375	14.7
Installed capacity	MW	26,084	24,606	6.0
Gas combined cycle	MW	4,800	4,000	20.0
Wind and Mini-Hydroelectric (1)	MW	4,552	3,914	16.3
Hydroelectric	MW	8,842	8,819	0.3
Nuclear	MW	3,344	3,344	—
Fuel oil	MW	2,889	2,889	—
Coal	MW	1,253	1,253	—
Cogeneration	MW	404	387	4.4
Energy Distributed	GWh	26,756	26,224	2.0
Regulated market	GWh	22,125	19,790	11.8
Commercial	GWh	4,631	6,434	-28.0
Gas Supplies	GWh	9,904	15,466	-36.0
Customers	GWh	4,124	6,008	-31.3
Gas combined cycle	GWh	5,780	9,458	-38.9
Customers (supply points under management)	No (mil.)	10.0	9.7	3.0
Latin America
Production	GWh	6,544	5,387	21.5
Gas combined cycle	GWh	6,161	5,035	22.4
Hydroelectric	GWh	263	230	14.3
Cogeneration	GWh	120	122	-1.6
Installed capacity	MW	4,418	3,289	34.3
Gas combined cycle	MW	4,018	2,897	38.7
Hydroelectric	MW	307	299	2.7
Cogeneration	MW	93	93	—
Energy distributed (under management)	GWh	7,254	6,830	6.2
Customers (supply points under management)	No (mil.)	8.5	8.2	3.6

Note: Installed capacity, production, and number of employees according to consolidation criterion.

(1)	Includes for 2007 460 MW of international capacity with production of 274 GWh. For 2006: 316 MWwith production of 151 GWh.

First Quarter 2007 financial results	3

Market Data		Q1 2007	Q1 2006
Market capitalisation (3/31)	Million €	31,906	24,017
Earnings per share (quarter)		€0.51	0.45
Net operating cash flow per share (quarter)		€0.80	0.74
PER	Times	19.2	16.7
Price/Book Value (Capitalisation to NBV at end of period)	Times	3.02	2.53
Economic/Financial Data
Income Statement		Q1 2007	Q1 2006
Net Sales	Million €	2,716.6	2,978.4
EBITDA	Million €	1,087.1	1,056.6
EBIT	Million €	794.8	788.4
Net Profit	Million €	458.2	403.2
Net Operating expenses / gross Margin	%	27.9	26.2
Balance sheet		Q1 2007	Q1 2006
Total assets	Million €	34,002	33,061
Shareholders’ Equity	Million €	10,564	10,567
Net adjusted financial debt (1)	Million €	13,061	13,119
ROE	%	16.2	16.6
Financial leverage (2)%		55.3	55.4
Debt/equity ratio	Times	1.24	1.24

(1)	Includes the amounts corresponding to the tariff insufficiency: 606 million euros from March of 2007 and 572 million euros from December 2006.

(2)	Net Debt/Net Debt+FL. Includes financing the tariff insufficiency. If the tariff insufficiency was not included, leverage as at March 2007 would be 54.1 % and 54.3% as at December 2006.

4	First Quarter 2007 financial results

Operating highlights

•

In the first quarter of 2007, IBERDROLA reached a new Group production record, with production rising by 6.9% to 24,752 GWh. This was achieved with a mix of low cost and cleaner generation, which allowed CO2 emissions to fall by 24.2%.

In Spain, IBERDROLA saw growth in production of 2.5%, while overall system production in Spain fell by 0.5%. Emissions in Spain were down 37.1%, to 133 gr/kWh, a third of the rest of the sector (378 gr/kWh). Other highlights include:

•	103.7% increase in hydroelectric production to 5,598 GWh and a 23.2% increase in wind production to 2,578 GWh (274 GWh international).

•	Market environment during the first quarter of 2007 was marked by low energy prices (-41%) and very mild winter temperatures which led to a moderate increase in domestic demand (+1.8%).

•	In this challenging scenario of low prices and moderate increase of demand, Operating Profit improved in both gross terms (EBITDA +2.9%) and net terms (EBIT +0.8%).

•

Domestic Energy Business EBITDA falls by -7.6%. Distribution business growth by 95%, what offsets the falls in Generation (-33.1%) and Renewables (-12.4%), reflecting the downward trend of pool prices. In the case of Generation, lower prices have been compensated with a fall in Procurements due to a cleaner generation mix (76% of non-pollutant technologies), and lower regulatory impacts.

•	International and Engineering and Non Energy business achive strong growths at EBITDA level, offsetting the falls in Generation and Renewables:

•

International: EBITDA up 41.1% to 200.5 million euros, thanks primarily to the good development of business in Mexico and Brazil. The generation business saw an increase in production of 21.5%. The distribution business recorded an increase of 6.2% in energy distributed. In addition, it should be mentioned that the change in the exchange rate between the Brazilian Real and the Dollar in the period resulted in an effect of about-13.3 million euros.

•	Engineering and Non-Energy Businesses increased their EBITDA by 40.0% to 122.5 million euros, basically boosted by the results of Iberdrola Inmobiliaria.

•	Net Profit totalled 458.2 million euros, an increase of 13.6%, in line with the expectations of double digit growth contemplated for the full 2007 fiscal year.

First Quarter 2007 financial results	5

Profit before taxes is up by 4.7%, slightly improving the trend followed at the operating level. The effective tax rate in 2007 has been normalized in the 29.3%, according to current tax rules, compare to 35.1% for the same period of 2006.

•

On 29 and 30 March of this year, a broad majority of the shareholders in both companies approved the merger (99.4% at Iberdrola and 97.6% at ScottishPower). The operation is effective from 23 April, after approval by the Sessions Court in Edinburgh, and has been carried out under the framework of what is known as Scheme of Arrangement in British law, pursuant to Section 425 of the Companies Act in Great Britain.

6	First Quarter 2007 financial results

Development of the Strategic Plan

1. GENERATION

Total installed capacity

Over the first quarter of 2007, IBERDROLA brought into service 118 MW of additional power compare to December 2006, taking total installed capacity up to 30,502 MW. All of the additional installed capacity is derived from newly installed renewable capacity, both in Spain (98 MW) and abroad (20 MW). Year on year, the additional capacity represents an increase of 9.3%.

1.1 Traditional Generation

1.1.1. Combined Cycle Plants

Spain

Installed capacity

IBERDROLA’s Combined Cycle Plant (CCGTs) total capacity in Spain was 4,800 MW at the end of March 2007 (5,600 MW under management), corresponding to nine plants. It is planned to bring the Castellón 4 Plant, with an additional 800 MW, on line during 2007.

Project	Capacity (MW managed)		Start of operations
Castellón	800		Operative 2002
Castejón	400		Operative 2003
BBE	800		Operative 2003
Tarragona	400		Operative 2003
Santurce	400		Operative 2004
Arcos Grupos I y II	800		Operative 2004
Aceca	400		Operative 2005
Arcos Grupo III	800		Operative 2005
Escombreras	800		Operative 2006
Total 2006	5,600
Castellón 4	800		Planned 2007

TOTAL 2002-2007	6,400	(5,600 owned)

Mexico

IBERDROLA is the leading private electricity producer in Mexico. The Company now has 3,815 MW of installed capacity in operation in Mexico.

Proyect	Capacity (MW)	Operational Status
Enertek	120	100% operative
Monterrey III	1,037	100% operative
Altamira III y IV	1,036	100% operative
La Laguna II	500	100% operative
Altamira V	1,121	100% operative
Tamazunchale	1,135	Operative 2007

Total	4,949

In February 2007, IBERDROLA started the testing period for the Tamazunchale electrical plant

First Quarter 2007 financial results	7

located in the Mexican state of San Luís Potosí. With installed capacity of 1,135 MW, it is the largest combined cycle plant in operation in the country.

Portugal

On 10 April of this year, IBERDROLA and the municipality of Figueira da Foz signed a contract for the acquisition of land on which, after having received the approval of the Direcção Geral de Energia in Portugal, the first combined-cycle plant to be built by the Company in Portugal will be located. The land for the new IBERDROLA gas plant, which will be built in Lavos (Figueira da Foz), between Lisbon and Porto, has a total area of about 208,000 square metres. This new electrical generation plant, which will have an installed capacity of 850 MW, could come on line at the end of 2009 if all necessary requirements are met.

1.1.2 Hydroelectric energy Spain

The Ministry of the Environment has authorised two hydroelectric plants, a new group in the plant at La Muela, in Valencia which will double its current capacity of 630 MW, and the expansion of the San Esteban plant in the Sil basin by 175 MW. The La Muela 2 pumping plant project is now underway, with the excavation of the access tunnel.

1.1.3 Cogeneration

Spain

Operating capacity

IBERDROLA has cogeneration operating installed capacity in Spain of an attributable 404 MW, equivalent to a total of 549 MW installed.

With the projects completed in 2006, IBERDROLA has consolidated its position as the largest cogeneration company in Spain, with a total of 549 MW installed. The Company also participates in more 29 cogeneration plants, supplying electricity and steam to clients such as Michelin, General Electric Plastics in Cartagena, Calvo Conservas in La Coruña, Holmen Paper in Madrid and Montefibre in Miranda de Ebro.

8	First Quarter 2007 financial results

Location of all IBERDROLA cogeneration plants

Capacity under construction

In April 2007, IBERDROLA presented a construction project for the Barcial del Barco (Zamora) bioethanol production plant. This plant, which will have the capacity to produce 149,000 cubic metres of bioethanol annually, will come on line in July 2008. The Project will be developed by the company Ecobarcial, in which Proencalsa has a 51% participation (property of our Company, Collosa and the Ente Regional de la Energía) and by Green Source (Sniace) (30%), Ecoteo (14%), ITACYL (4.9%) and various cooperatives (0.1%).

1.1.5 Wind and Mini-Hydroelectric Energy

At the close of the first quarter of 2007, IBERDROLA had an installed capacity of 4,552 MW (4,210 MW for wind farms and 342 MW for Mini-hydroelectric facilities), confirming IBERDROLA’s position as the world leader in this business. During the first quarter of the financial year, 118 MW of additional power were installed as compared with the capacity available at the close of 2006 (109 wind and 9 small-scale hydroelectric). Of the total power added, 98 MW corresponds to Spain and 20 MW is international.

First Quarter 2007 financial results	9

Year on year, the installed capacity at the close of the first quarter of 2007 is 16.3% greater than that at the close of the same period of 2006.

IBERDROLA has a portfolio of projects of almost 19,000 MW, the result of the development of our own projects and operations undertaken in the context of renewable energy outside of Spain.

Spain

The new capacity installed in Spain during the first quarter of 2007 totalled 98 MW, which breaks down as follows: Castilla y León 61 MW, Andalusia 15 MW, Region of Murcia 10 MW, Castilla - La Mancha 9 MW and La Rioja 3 MW.

United States

The United States have become one of the most important markets for developing IBERDROLA’s objectives in the area of renewable energy. The Company has 26 MW in operation, which consists of the wind farm at Locust Ridge coming from the acquisition of Community Energy, and a portfolio of projects that will be close to 8,500 MW in the first half of 2007, once they are included the MW coming from recent acquisitions. IBERDROLA already has a permanent office in the State of Pennsylvania.

To strengthen its portfolio of projects in the country, IBERDROLA has undertaken various operations. The highlights are as follows:

•

Acquisition of the US wind company CPV Wind Ventures. IBERDROLA has reached an agreement to acquire, for 55 million euros, 100% of the US company CPV Wind Ventures LLC, headquartered in Silver Spring (Maryland), as part of the Company’s focus on international expansion and its interest in increasing its presence in the wind market in the United States. CPV Wind Ventures LLC has a portfolio of projects of 3,500 MW of wind power in 15 states in the US, with the construction of the first wind farms planned for next year. With this in mind, this company has already signed an agreement with General Electric to supply turbines beginning in 2008.

•

Agreement with Gamesa to purchase wind farms in the US. This agreement provides for the acquisition of wind installations with about 500 MW of power that Gamesa will bring on line before the end of 2009. Of these, 300 MW are firm commitments, while the remaining 200 MW will be subject to a right of purchase. The other 500 MW would correspond to the acquisition of developments under way.

•	Acquisition in the US of Community Energy (CEI), which has a portfolio of projects of 2,000 MW of wind power in various coastal zones of

10	First Quarter 2007 financial results

the country in the initial study phase, an additional 200 MW are in an advanced stage of development. CEI has sales of more than 3,000 GWh of wind power, 100,000 residential customers and commercial agreements with about 20 municipal and private electricity companies. The US company has had two wind farms in operation since the end of 2005: Jersey-Atlantic (7.5 MW) and Bear Creek (24 MW).

•

Acquisition in the US of MREC Partners and its participation Midwest Renewable Energy Projects. The portfolio of projects of the two companies totals 1,600 MW of wind power located in various zones of the Midwest of the US. Of this total, 400 MW are in an advanced phase of development and 1,200 MW are in the initial study phase with a high probability of approval.

Greece

The Alogorachis wind farm has been brought on line through its acquisition to Gamesa, and the Modi Ampliación wind farm through Rokas has been concluded, adding a total of 18 new MW. This gives IBERDROLA 210 MW in operation in the country. IBERDROLA is a strategic partner of the principal promoter and producer of wind energy in Greece, Rokas, in which it has a 52.7% interest.

Agreement with the Rokas family

During the first quarter of 2007, IBERDROLA, through its renewable energies subsidiary, has reached a new agreement with the Rokas family to promote the development of the Rokas Group, and gives another indication of the clear commitment the Company has to this market. Under the terms of the agreement:

•	The Rokas family will transfer to IBERDROLA all of the preferred non-voting shares it holds, directly or indirectly, in the Rokas Group (about 45% of the existing shares) for about 32 million euros.

•

The agreement reached in December 2004 is replaced by this, subject to the approval by Greek competition authorities. After the acquisition in the market of an additional 2.8% of the capital share, for 12.5 million euros, IBERDROLA increases its participation in Rokas up to 52.7%

In addition, the Rokas family, after reaching an agreement with various financial entities for sale of the majority of its common shares in the Rokas Group (9.82% of the capital), has proceeded to the sale of those shares. IBERDROLA has consented to this transaction, renouncing to its preferred acquisition right.

First Quarter 2007 financial results	11

The Rokas Group closed 2006 with installed wind capacity of 193.3 MW and production of 520 GWh. It currently has three wind farms under construction totalling about 60 MW, and is seeking authorisation to develop another 488 MW in Greece and 179 MW in Cyprus.

Portugal

The installation of the Alto Monçao wind farm has been completed, with an additional 18 MW included in the acquisition agreement with Gamesa in Portugal, which contemplates the construction of 32 MW. IBERDROLA also has another 18 MW in operation, corresponding to the wind farm at Catefica. In addition, IBERDROLA has 122 MW in advanced projects that will enter into operation in the next two years.

France

Fitou wind farm has been completed, with 1 additional MW. IBERDROLA’s installed wind capacity at the close of the first quarter of 2007 is 49 MW. More than 100 MW of power are planned for installation in 2007, as a result of the development of the most advanced projects of Perfect Wind and Gamesa. To reinforce its pipeline in the country, IBERDROLA acquired french company Perfect Wind, considered as one of the companies with larger development potential in our neighbour country, with a pipeline of 600 MW, 17 MW currently in operation and 78 MW corresponding to projects in an advanced stage of development.

Poland

The Kisielice wind farm (41 MW) is already in operation. This is IBERDROLA’s first installed capacity in Poland. This farm (27 1.5 MW General Electric 1.5 SL turbines) is the first Project in the portfolio acquired from Eternegy Polska in September of 2005 to be built and brought on line. When the Malbork farm (18 MW) is brought on line next, IBERDROLA will be one of the main wind generators in Poland. In addition, another 141 MW, now at an advanced stage of development, will be put into service between 2007 and 2008.

Germany

34 MW have been brought on line, as provided for in the agreement reached with Gamesa at the end of 2005. When put into service, Iberenova will be part of the German wind market, which is the most developed in the world, with more than 20,000 MW installed. The portfolio of projects totalls 47 MW.

United Kingdom

IBERDROLA is developing its own projects, with potential to reach 200 MW. In addition, the acquisition of two projects, Darracott y Clachan Flats (both in the final stage of development, totalling 21 MW) will permit IBERDROLA to have its first MWs in operation on the British market during 2007.

12	First Quarter 2007 financial results

Italy

During the period 2007 - 2009 IBERDROLA will acquire from Gamesa a total of 100 MW by means of an agreement signed for that purpose in the month of October of 2005.

Strategic alliance with the API Holding Group

During the first quarter of 2007, IBERDROLA signed a strategic alliance with the Italian energy group API Holding for the construction and development of approximately 350 MW of wind power in Italy. The projected investment is about 500 million euros. Once that alliance is realised, the Company will be a 50% stakeholder in the joint company that will be created with API Nova Energia, subsidiary of API Holding, called Società Energie Rinnovabili. The objective will be to develop seven wind projects located in the regions of Sicily and Puglia. These projects are currently at a very advanced stage of development. It is expected that the projects will be brought into service in 2008 and 2009.

Brazil

The Rio do Fogo wind farm has been completed and brought on line, an additional 43 MW to make a total of 49 MW. In Brazil, Neoenergia has the Afluente small-scale hydroelectric plant with 18 MW (8 MW attributable to IBERDROLA). Neoenergía (in which IBERDROLA has a 39% stake) has the concessions to build, maintain and operate the Baguari hydroelectric plant and the Nova Aurora and Goiandira small-scale hydroelectric plants, for a total of 188 MW.

Mexico

IBERDROLA is developing promotions in the State of Oaxaca that add up to 150 MW of capacity. In 2007, La Ventosa wind farm, 30 MW, will be brought on line.

Total project portfolio

In total, IBERDROLA already has a portfolio of projects of about 19,000 MW in different stages of development, both in Spain and abroad. This pipeline is not including the MWs coming from recent acquisitions in the US, that will be included at closing of the first half of 2007.

MW	Under development	Validated resource	Connection rights & under construction
Spain	6,166	5,453	2,519
Wind	5,279	4,973	2,066
Mini-hydroelectric	176	176	76
Solar	686	286	359
Biomass	24	17	17
Wave energy	1	1	0
International wind	12,829	5,912	1,452
Total	18,996	11,365	3,971

1.1.6 Other Sources of Renewable Energy (Non-Wind)

Thermo-solar energy

There are currently various solar thermo-electric energy projects using parabolic cylinder collector technology in development. Total power is 50 MW. Meteorological stations for measuring

First Quarter 2007 financial results	13

solar resources for the projects have been installed in Sevilla, Ciudad Real, Badajoz and Albacete. The portfolio of three projects totals 650 MW of power. They are being developed in Extremadura, Castilla y León, Andalucía, Castilla - La Mancha, Murcia, Madrid and Aragón. During the first quarter of 2007, work has begun on the first 50 MW plant in Puertollano.

Photovoltaic energy

The priority here is to develop our own portfolio within IBERDROLA’s combined cycle installations and nuclear plants. IBERDROLA currently has an advanced portfolio of 30 MW in Spain. IBERDROLA, together with a group of partners, has set up the company Global Solar Energy, whose purpose is to promote a photovoltaic power installation of 10 MW in Murcia. Study of the possibility of other projects using this technology in some of our generation facilities has also begun, so that we can have a presence in the development of this source of renewable energy. Internationally, during the first quarter of 2007 a Greek facility (Rokas) of 0.17 MW was added.

Biomass

The development of projects will be carried out very selectively, while always ensuring the long-term supply of raw materials. IBERDROLA plans to install three forest biomass plants in Spain for a total of 24 MW, located in the municipalities of Somozas (La Coruña), Archidona (Málaga) and Corduente (Guadalajara).

In February of 2007, IBERDROLA began construction of the Corduente (Guadalajara) plant, the first of the Company’s plants in Spain that will use forest residue to generate energy, after having undertaken the appropriate environmental and viability studies and receiving the approval of the competent authorities (the regional government of Castilla-La Mancha and the municipal government of the city). The Company’s new renewable energies plant there, which should be brought on line within 18 months, is located outside Alto Tajo Natural Park. With installed capacity of 2 MW, the plan calls for the use of about 20,000 tonnes of forest residue per year.

Marine energy

IBERDROLA plans to install the first pilot wave energy plant in Europe in the municipality of Santoña (Cantabria). The project will be implemented in two phases. The first will be completed with the installation of a 40 kW buoy, and the second phase will analyse the increase in power of the plant to a total of 1.35 MW.

Special Regime Mini-hydroelectric

IBERDROLA has a domestic portfolio of 186 MW and an international portfolio of 100 MW. During the first quarter of 2007, the installation of the plant at La Fuensanta was completed. The plant is 8.84 MW and is located in Albacete.

2. DISTRIBUTION

2.1 Spain

At closing of the first quarter of 2007, IBERDROLA had 10 million customers in Spain, and the total energy distributed in the network was 26,756 GWh, an increase of 2.0% compared with the corresponding previous period. 83% of the energy (22,125 GWh) is distributed at market rates.

14	First Quarter 2007 financial results

2.2. Latin America

At closing of the first quarter of 2007, IBERDROLA had more than 8.5 million customers in the region, and the total energy distributed in the network was 7,254 GWh, an increase of 6.2% compared with the corresponding previous period.

3. SUPPLY

3.1 Electricity

•	Spanish business: eligible electricity customers

Energy sold in this market totalled 1,097 GWh, down -66.2% compared to the previous period of 2006, although the figure for energy sold is 30% higher than that of the 4th quarter of 2006, as a result of current market conditions.

3.2 Gas

Procurements

In the first quarter of 2007, IBERDROLA provided 14% of the total amount of gas consumed on the deregulated market. The winter season was very mild, and since production in the combined cycle plants was reduced because of hydroelectric power and increased wind production, there was a reduction of 5% in domestic demand for gas compared with the same period in 2006. In this environment, IBERDROLA has optimised its participation in the gas market with supply to the combined cycle plants, sales to customers, and domestic and international trading activities, all thanks to the flexibility of its portfolio of procurements contracts.

IBERDROLA ended the period with a global supply portfolio of 16 bcm per annum, of which 7 bcm per annum cover its procurement requirements in Spain and 9 bcm per annum its requirements in Mexico and Brazil.

The most significant gas procurement transactions in the period were the following:

•

Regular shipments of LNG are received through the contracts signed with ENI, GNA, SONATRACH, NIGERIA LNG and SNOHVIT at the regasification plants at Bilbao, Huelva y Sagunto, three logistic centres around the peninsula that guarantee supply. The gas received originates in Algeria, Nigeria, Libya, Egypt and Qatar, well diversified sources to ensure supply.

First Quarter 2007 financial results	15

•

Extraction of gas reserves from the subterranean storage capacity at Gaviota (Vizcaya) and Serrablo (Huesca) to adjust supply to demand at all times, while always fulfilling the winter operation plan put into place by the Ministry for Industry and with the obligation of maintaining minimum security reserves.

•	Export to France through the Euskadour international gas pipeline. IBERDROLA was the first company to export gas through Euskadour after it came into service in June 2006.

•	During the period, for the purpose of optimising the flexibility of its gas resources, the Company undertook various international LNG trading operations.

•	The Company doubled its reserve capacity at the Bahía de Bizkaia Gas (BBG) regasificiation plant at the port of Bilbao, which is the principal operator at that terminal.

•	Additional subterranean storage capacity was contracted in France to provide supply-demand coverage for supply activities in that country and for carrying out seasonal price arbitrage.

Infrastructures

IBERDROLA continues moving forward with the development of the Sagunto regasification plant (Saggas, 30% owned by IBERDROLA), closing an agreement with the EIB at the end of March to finance its capacity expansion. This expansion will increase the plant’s capacity by 50%. In addition, development of expansion by 50% of Bahia Bizkaia Gas (25% owned by IBERDROLA) continues. During this quarter, the application for administrative authorisation for the expansion was submitted.

With respect to Medgaz, company that will construct the direct undersea gas pipeline between Algeria and Spain with an initial capacity of 8 bcma, IBERDROLA finalised an increase in its participation in the company from 12% to 20% in January 2007. The final investment decision on the project was adopted in December 2006, ensuring that IBERDROLA will receive 1.6 bcm annually beginning in 2009.

The Company has also continued its development of natural gas distribution in various municipalities in the Madrid, Valencia and Murcia regions. In this respect, of special relevance is the recent decision to grant IBERDROLA, as the main gas distributor in the Valencia region, the GasBenidorm Distribution Authorisation, the only municipality on the Levante coast whose current level of gasification is practically nil.

Supply

As a continuation of the major supply of gas carried out in 2006, in the first quarter of 2007 IBERDROLA increased sales of gas to high-pressure industrial customers, whose prices will be completely deregulated this coming 1 July. This will significantly increase the volumes to be supplied both this year and in 2008.

16	First Quarter 2007 financial results

In addition, in the first quarter, IBERDROLA Gas Plan was launched. This is a gas sales campaign in the residential sector focussed on maximising profitability for the company and added value for the customer by including a series of services, such as maintaining gas installations in homes. At the end of the first quarter, IBERDROLA had a total of 153,000 gas sales contracts with end customers.

4. NON-ENERGY BUSINESSES

Iberdrola Inmobiliaria

IBERDROLA (through its parent company and its subsidiary Iberdrola Inmobiliaria) closed out first quarter of 2007 with 16 residential developments under construction, representing a total of 1,154 homes and a further 20 residential developments under management, representing another 1,498 homes. 351 homes were completed in the quarter.

IBDI currently has one non-residential development under construction. This development is an office building in Málaga comprising a buildable 1,152 sqm. Also under management is the development of the new Commercial Real Estate Project in Porta Firal (Barcelona). The total surface area for construction will be 91,111 sqm above ground and 42,363 sqm below ground. The below-ground construction is set to begin in June/July 2007.

The total investment made in purchasing public deed land was 44.5 million euros during the first quarter of the year. 103,611 sqm of buildable land was acquired.

The following transactions were the highlights of the first quarter:

•

Iberdrola Inmobiliaria will invest 75.4 million euros in a new urban development of primary residences in the area of Molina de Segura, in the Murcia region, with the anticipated completion date in 2012. The Company has also completed purchase of the land, with a gross surface area of 240,247 sqm and buildable surface of 93,060 sqm. 744 multi- and single-family dwellings will be developed.

•

Iberdrola Inmobiliaria will invest 57.3 million euros in a residential and commercial development in the area of Lliria, 25 km west of the city of Valencia, with the anticipated completion date in 2011. The Company has also completed the purchase of land, with a gross surface area of 250,000 sqm and buildable area of 40,000 sqm.

•

Iberdrola Inmobiliaria has begun marketing its new residential development Los Altos de Arroyomolinos, located in the Madrid municipality of Arroyomolinos, in the suburbs of Centro de Ocio Madrid Xanadú. This development will be handed over in the first half of 2009.

First Quarter 2007 financial results	17

5. IBERDROLA ENGINEERING AND CONSTRUCTION

Iberdrola Engineering is working on projects in 25 countries, and already has subsidiaries in Mexico, Brazil, Venezuela, the US, the United Kingdom, Germany, Latvia, Poland, Russia, Slovakia, Bulgaria, Greece, Qatar, Kenya, Tunisia and India.

Iberdrola Engineering was awarded with a project of special relevance in the first quarter of 2007, a contract for the modernisation and redevelopment of the Laguna Verde nuclear plant in Mexico, increasing its nominal power by 20%, with a budget of 605 million dollars.

In addition, its currently carrying on nuclear-type works in the Flamamville nuclear power station in France for EDF.

Finally, on 29 March of this year, the La Venta II wind power station (85MW) was officially opened. This facility was a turnkey construction by Iberdrola Engineering in the Mexican state of Oaxaca.

6. REGULATION

The most significant events for the period in terms of regulation have been the following:

IBERDROLA and Endesa have agreed to carry out five energy auctions jointly to comply with Royal Decree 1634/2006

IBERDROLA and Endesa have agreed to carry out five energy auctions jointly to comply with Royal Decree 1634/2006, which obliges both companies to carry out primary energy auctions as a mechanism to aid development of the electricity market in Spain

The total volume auctioned off will reach 14.9 million MWh, distributed over a series of five auctions that will begin in June of this year and be held every three months until June 2008. To further this initiative, the two companies have prepared a plan of action in order to give notice of the process to all potential interested parties in Spain and in the rest of Europe.

Specifically, a Web page (www.endesa-iberdrola-vpp.com) has been launched in Spanish and in English, comprising a public area with basic information on the primary energy issues process - known on the international market as Virtual Power Plant Auctions, VPP - and another restricted area for companies interested in the process, which must register in order to be able to take part in the auctions and have access to the relevant information.

Regulation of distribution company bilateral contracts for supplies at tariff (OM ITC/400/2007)

Royal Decree-Law 3/2006 established a mechanism for assimilation to physical bilateral contracts, covering matching power sales and acquisition amounts on the electricity market made by parties belonging to the same business group.

Now, with the passing of OM ITC/400/2007, which governs this type of bilateral contracts, the assimilation method under Royal Decree-Law 3/2006 has become void and only Article 2 thereof, on deduction of the value of the

18	First Quarter 2007 financial results

emission rights allocated free to generating facilities, remains in effect.

The Ministerial Order’s Explanation of Reasons makes reference to the aforesaid provision’s loss of effectiveness. It expressly notes: “Accordingly, with the effectiveness of the present provision, the rules whereby distribution companies trade in electric power through bilateral contracts with physical delivery are understood to be implemented for the purposes provided for in Article 1, Section 1 of Royal Decree-Law 3/2006”.

In this regard, OMEL announced on the 27th of February that as of the second intraday session on that date, assimilation of Royal Decree-Law 3/2006 would no longer be carried out.

7. IBERDROLA - SCOTTISH POWER INTEGRATION

On 27 November 2006, the board of directors of Iberdrola and ScottishPower, meeting in Madrid and Glasgow, respectively, reached an agreement on the terms of an offer by Iberdrola on the entire share capital of ScottishPower.

The transaction has been carried out under what is known under British law as a Scheme of Arrangement, in accordance with Rule 425 of the British Companies Act, with its approval by the Edinburgh Court of Sessions effective dated 23 April 2007 and its subsequent application for registration at Scotland’s Companies House.

Terms of the agreement

Pursuant to the terms of the agreement reached with ScottishPower, Iberdrola is acquiring part of the ordinary shares of ScottishPower by paying consideration in cash and loan notes. The rest of the ordinary shares of ScottishPower are being acquired by Iberdrola through the delivery of new-issue ordinary Iberdrola shares as resolved by the company General Shareholders Meeting held on 29 March 2007.

The financial impact of such terms for ScottishPower shareholders is equivalent to receiving 400 pence of sterling pound in cash and 0.1646 new Iberdrola shares (valued at the close of business on 27 November 2006 at 365 pence of sterling pound) for each of their stocks. In turn, the financial impact for holders of ScottishPower ADS’s is equivalent to receiving 1,600 pence of sterling pound and 0.6584 newly created Iberdrola ADSs (the underlying investment for each Iberdrola ADS will be one new Iberdrola share).

In addition, on 27 April 2007, ScottishPower will make payment of an extraordinary dividend of 12 pence of sterling pound per share (48 pence of sterling pound in the case of ADS).

First Quarter 2007 financial results	19

Considering the IBERDROLA stock closing price on 27 November 2006 of Euros 32.75 and an exchange rate of 1.4755 euros to 1 pound sterling, under the terms of the agreement the value of each share of ScottishPower is 777 pence of sterling pound (including the special dividend of 12 pence of sterling pound that ScottishPower will pay its shareholders), whereby the valuation of this company would reach on the order of € 17,100 million. To meet the consideration in stock, IBERDROLA will have issued approximately 263 million new shares, whereby the former ScottishPower shareholders will receive shares representing over 20% of the share capital of IBERDROLA after completion of the capital increase.

Scheme of the economic effect of the terms of the agreement

20	First Quarter 2007 financial results

Completion of the transaction

After obtaining the necessary regulatory approvals (as summarised in the table below), the shareholders of Iberdrola and ScottishPower approved at their respective General Meetings, held on 29th and 30th of March, the completion of the transaction, which became effective on 23 April after its approval by the Edinburgh Court of Sessions and its subsequent application for registration at Scotland’s Mercatile Register:

Regulatory notifications and approvals			Application filing		Approval received
European	European Commission	✓	12/01/07	✓	15/02/07
	Hart-Scott-Rodino Act	✓	21/12/06	✓	22/01/07
	FERC	✓	22/12/06	✓	25/01/07

U.S.A.	Federal Telecommunications Commission	✓	23/01/07	✓	05/02/07
	Exxon Florio Act	✓	22/01/07		21/02/07
	NY State Public Utilities Commission	✓	03/01/07		28/02/07

Spain	National Energy Commission: Confirmation of non-applicability of Function 14	Delivery of documentation (12/01/07 and 05/03/07)			22/03/07
	National Securities Market Commission: registration of 1 the securities note	✓	09/03/07	✓	12/04/07

First Quarter 2007 financial results	21

The schedule followed by the transaction until its completion is shown in the following chart:

(*)

*On 14 May 2007 and on 28 June 2007, the capital increase for meeting to the exercise of rights and options under the Scottish Power Stock Plans and the exercise of conversion rights by holders of ScottishPower convertible bonds will be carried out

Strategic sense and creation of value

Finalisation of the deal with ScottishPower comes after a period of five years of strong organic growth by the Company and creation of value for the shareholders of Iberdrola, thanks to the achievement of the 2001-2006 Strategic Plan.

The friendly takeover proposed has met all the criteria stipulated for non-organic growth in the 2007-2009 Strategic Plan, and will enable moving ahead with the objectives set in that strategy. The basic principles of action are growth, internationalisation, and efficiency, all with the ultimate goal of achieving greater profitability ratios for Iberdrola.

From the strategic point of view, Iberdrola believes that the transaction is attractive and will allow for the creation of one of the leaders on the European energy market, with a broad geographical presence and a strong platform that will make futue growth possible.

The transaction will not only bolster the internationalisation of Iberdrola, but will also consolidate the Company as one of the leaders on the global renewable energy market.

22	First Quarter 2007 financial results

Iberdrola has obtained financing in the amount of 7,655 million pounds sterling from a group of 27 top financial institutions to finance the cash component of the consideration and to refinance certain elements of ScottishPower’s existing debt.

•	A new energy leader

All of the foregoing means that integration of both companies will give rise to one of the largest European power company in terms of enterprise value. Finally, this integration will allow for creation of a new, more profitable, more solid, more balanced company with a greater focus on global growth.

•	Pro forma Financial Information

The pro forma financial information is appended to the report issued by the Board of Directors of Iberdrola relative to the capital increase, which has been filed with the Spanish securities regulator (CNMV) and is available to the public, both from the CNMV and from the company web site (www.iberdrola.com).

The pro forma financial information has been drawn up solely for reference, notably with a view to:

•	Complying with the requirements of Appendix II to European Commission Regulation 809/2004 of 29 April 2004 relative to the application of European Parliament and Council Directive 2003/71/EC.

•	Providing information on how the operation might have affected the Iberdrola Group’s financial statements at 31 December 2006.

On account of its very nature, pro forma financial information concerns a hypothetical situation and, as such, does not represent the actual financial position or earnings of the IBERDROLA Group integrated with SCOTTISH POWER.

Below is included the pro forma balance sheet and income statement at 31 December 2006, followed by explanations for the adjustments made. The audit firm Ernst & Young, S.L. has issued a special report on the revised pro forma financial information dated 21 February 2007.

First Quarter 2007 financial results	23

Pro forma balance sheet at 31 December 2006

MillIon Euros

ASSETS	Iberdrola	ScottishPower	Adjustments		Pro forma
Non-current assets
Fixed assets	21,067	8,423	9,929	(A)	39,419
Goodwill and intangible fixed assets	900	374	6,440	(B)	7,714
Investments recorded under equity method	761	244	—		1,005
Other non-current assets	4,517	843	—		5,360
Total non-current assets	27,245	9,884	16,369		53,498
Current assets
Cash and cash equivalents	705	1,903	(488	) (C)	2,120
Other current assets	5,111	2,647	171	(D)	7,929
Total current assets	5,816	4,550	(317)		10,049
TOTAL ASSETS	33,061	14,434	16,052		63,547

SHAREHOLDERS’ EQUITY AND LIABILITIES	Iberdrola	ScottishPower	Adjustments		Pro forma
Net shareholders’ equity
Paid-in capital	2,705	922	(185	)(E)	3,442
Other reserves	6,053	751	5,675	(F)	12,479
Earnings for the year	1,660	2,204	(1,895)		1,969
Equity allocated to majority company partners	10,418	3,877	3,595		17,890
Minority interests	149	12	—		161
Total shareholders’ equity	10,567	3,889	3,595		18,051
Non-current liabilities
Financial debt	12,618	4,989	9,049	(G)	26,656
Other non-current liabilities	3,419	2,078	3,408	(D)	8,905
Total non-current liabilities	16,037	7,067	12,457		35,561
Current liabilities
Financial debt	1,734	1,460	—		3,194
Trade payables and related	3,323	2,002	—		5,325
Other current liabilities	1,400	16	—		1,416
Total current liabilities	6,457	3,478	—		9,935
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	33,061	14,434	16,052		63,547

24	First Quarter 2007 financial results

Pro forma income statement at 31 December 2006

Million Euros

	Iberdrola	ScottishPower	Adjustments		Pro forma
Operating income	11,252	8,980	—		20,232
Operating expenses	7,363	7,028	—		14,391
Depreciation and provisions	1,235	382	373	(H)	1,990
EBIT	2,654	1,570	(373)		3,851
Net financial loss	(518)	(278)	(488	) (C)	(1,284)
Income from equity-consolidated companies	69	3	—		72
Income from disposal of non-current assets	181	3	—		184
Consolidated pre-tax profit	2,386	1,298	(861)		2,823
Corporate income tax costs	695	412	(283	) (D)	824
Profit for the period	1,691	886	(578)		1,999
Earnings from discontinued activities	—	1,317	(1,317	) (I)
Minority interests	(31)	1	—		(30)
Profit for the period allocated to majority company shareholders	1,660	2,204	(1,895)		1,969
Explanation of adjustments

A	This adjustment factors in the impact of the allocation of part of the SCOTTISH POWER acquisition price for the fair value of its tangible fixed assets, representing a total of 10,301 million euros, net of depreciation in 2006.

B	This adjustment factors in the goodwill generated through the acquisition of SCOTTISH POWER for 5,011 million euros and the allocation of part of the SCOTTISH POWER acquisition price for the fair value of its intangible assets, representing a total of 1,429 million euros.

C	This adjustment factors in accrued interest on the bank financing taken out by IBERDROLA in connection with the acquisition of SCOTTISH POWER.

D	Primarily tax effects for the other adjustments.

E	This adjustment factors in the write-off of SCOTTISH POWER capital as a result of the pro forma consolidation process, giving a negative amount of 922 million euros, and the capital increase of 737 million euros carried out by IBERDROLA in connection with the acquisition.

F	This adjustment factors in the issue premium to be obtained by IBERDROLA as a result of the abovementioned capital increase, totaling 7,313 million euros, net of the write-off of SCOTTISH POWER reserves as a result of the consolidation. This also includes the impact of the adjustment indicated in Section I below on the balance sheet.

G	This adjustment factors in the bank financing taken out by IBERDROLA to pay for the acquisition.

H	This adjustment factors in the impact on depreciation for the year of the allocation of part of the SCOTTISH POWER acquisition price for the fair value of its net assets.

I	On 24 May 2005, SCOTTISH POWER considered that its equity interest in PacifiCorp was compliant with the conditions set out under IFRS 5: “Non-current assets held for sale and discontinued operations” for its consideration as held for the sale; the main implications of the application of this standard on SCOTTISH POWER’s financial information were as follows:

•	The transfer of each one of the sections from the profit and loss account over to only one line, recorded under “Earnings for the year from discontinued operations”.

•

Assets held for sale are valued at the lower of their book value or their fair value, less the costs required for their disposal. If the latter value is lower, the difference is booked against “Earnings for the year from discontinued operations”.

The effective sale took place on 20 March 2006. As a result, the pro forma balance sheet does not include the equity interest in PacifiCorp. On the sale side, and for this report to be more representative of the Group resulting from IBERDROLA’s acquisition of SCOTTISH POWER, within the initial SCOTTISH POWER balances used to calculate the PRO FORMA FINANCIAL INFORMATION 1,317 million euros have been reclassified on the balance sheet, with this amount recorded as income under “Earnings for the year from discontinued operations” over the period from 1 October 2005 to 30 September 2006.

*	Additional information, on our Web page: www.iberdrola.com

Important information

“This notice is not intended as a purchase, sale or exchange offer or as a solicitation of a securities, purchase, sale or exchange offer. The shares of Iberdrola S.A. cannot be offered or sold in the United States, unless it is through an actual declaration of notification as provided for by the Securities Actor pursuant to a valid exemption from the duty of notification.”

First Quarter 2007 financial results	25

ANALYSIS OF Q1 2007

Energy Production

	GWh	vs. Q1 2006		% Weight
Gas combined cycle	8,880	-213	-2.3%	35.9%
Wind and mini-hydroelectric	2,725	472	21.0%	11.0%
Hydroelectric	4,861	2,475	103.7%	19.6%
Nuclear	6,509	-153	-2.3%	26.3%
Fuel-oil	15	-551	-97.3%	0.1%
Coal	1,212	-485	-28.6%	4.9%
Cogeneration	550	53	10.7%	2.2%

TOTAL NET PRODUCTION	24,752	1,598	6.9%	100.0%

ENERGY DISTRIBUTED	34,010	2.9%

Energy Production in Spain

	GWh	vs. Q1 2006	% Weight
Gas combined cycle	2,719	-33.0%	14.9%
Wind energy and mini-hydroelectric (1)	2,725	21.0%	15.0%
Wind farms	2,578	23.2%	—
Hydroelectric	4,598	113.3%	25.3%
Nuclear	6,509	-2.3%	35.7%
Fuel-oil	15	-97.3%	0.1%
Coal	1,212	-28.6%	6.7%
Cogeneration	430	14.7%	2.4%

TOTAL NET PRODUCTION	18,208	2.5%	100.0%

ENERGY DISTRIBUTED	26,756	2.0%
HYDRO ELECTRIC RESERVE LEVELS AT 31.03.07	7,154 GWh	(63.4%)

Energy Production: Latin America

	GWh	vs. Q1 2006	% Weight
Gas combined cycle	6,161	22.4%	94.1%
Hydroelectric	263	14.3%	4.0%
Cogeneration	120	-1.6%	1.8%

TOTAL NET PRODUCTION	6,544	21.5%	100.0%

ENERGY DISTRIBUTED (managed)	7,254	6.2%

(1)	Includes 460 MW of international capacity with production of 274 GWh. For 2006: 316 MW with production of 151 GWh.

26	First Quarter 2007 financial results

1. PRODUCTION: SPAIN

Group’s net production in Spain showed growth of 2.5% in the first quarter of 2007 compared to the same period during the previous fiscal year, reaching 18,208 GWh. It is important to emphasise that this increase in production by IBERDROLA was achieved during a quarter in which total net production by the Spanish electricity system overall has shown a drop of -0.5%. IBERDROLA has produced more than the system, and has moreover done so with a cleaner generation mix, reducing emissions by -37.1%:

•

Hydroelectric production rose by 113.3%, in an increasingly hydroelectric environment where IBERDROLA has also carried out active management of existing reserves, which, together with the flexibility of the generation facilities, has allowed for more efficient management of the 55.3% increase experienced by hydroelectric production during the period in Spain overall.

•

Renewable energy production (wind and mini-hydroelectric) grew by 21%. Wind production grew by 23.2%, with noteworthy performance by wind production abroad, which reached 274 GWh during the period, or 10.6% of the Group’s total wind production.

•	Nuclear production remains stable, posting a slight decrease of -2.3%. This technology remains the one with the greatest contribution to the generation mix, with a weighting of 35.7%.

•

Combined-cycle production fell -33% to 2,719 GWh. This change shows the flexibility of IBERDROLA’s generation facilities, which allows the sources of production to be adapted to the conditions that arise during each period.

•

The significant reduction of production using more polluting sources of energy consolidated itself during the period, with a drop of -28.6% in coal production and a drop of -97.3% in fuel oil production, which, at only 15 GWh, practically reduced production from these energy sources to zero.

Emissions have been reduced by 37.1% in year-on-year terms, reaching 133 gr/kWh, 2.8 times lower than emissions for the rest of the sector. The percentage of emission-free production rose to 76%, jumping from the 62.3% achieved during the same period of 2006.

First Quarter 2007 financial results	27

IBERDROLA has obtained a market share of 26.45% on the wholesale market during the first quarter of 2007, out of total demand in Spain. Comparatively speaking, energy production can be broken down as follows:

	Q1 2007	Q1 2006
Gas combined cycle	14.9%	22.8%
Renewable energy	15.0%	12.7%
Hydroelectric	25.3%	12.1%
Nuclear	35.7%	37.5%
Fuel-oil	0.1%	3.2%
Coal	6.7%	9.6%
Cogeneration	2.4%	2.1%

Total	100%	100%

2. PRODUCTION: LATIN AMERICA

In Latin America, total production is up 21.5% to 6,544 GWh. This significant growth has been achieved thanks to new investments in combined-cycle plants entailing 94% of the total produced.

	Productión	Change
Mexico (c. cycles)	5,778	24.2%
South America	766	4.2%
Combined - cycle	383	0.0%
Hydroelectric	263	14.3%
Cogeneration	120	-1.6%

TOTAL	6,544	21.5%

The increase posted in the region is due primarily to the 24.2% growth in combined-cycle production in Mexico thanks to the Altamira V combined-cycle plant (1,121 MW) going into operation and the full operation and greater availability of the Mexican plants of Monterrey (1,037 MW), Altamira (1,036 MW), Enertek (120 MW) and La Laguna (500 MW). In terms of hydroelectric power, it experienced growth of 14.3%.

3. MARKET: SPAIN

In the domestic market the total demand of IBERDROLA measured on the grid increased 2.0%, reaching 26,756 GWh. The number of users reached 10 million.

4. MARKET: LATIN AMERICA

The trend for demand at the three distributors in which IBERDROLA has an interest in Brazil is reflected in the following table:

Energy distributed (GWh) (under management)	Q1 2007	vs.Q1 2006
Coelba	3,132	4.9%
Cosern	984	10.7%
Celpe	2,282	7.0%

TOTAL	6,398	6.5%

28	First Quarter 2007 financial results

Analysis of results for the period

Below is the interpretation adopted by IBERDROLA with respect to the following items:

Tariff Insufficiency

With regard to the tariff insufficiency estimated for 2007, sector-wide, and once the value of the emission rights consumed is discounted, the estimated tariff deviation could reach a figure on the order of € 75.8 million. According to Royal Decree 5/2005 of 11 March, the provisional percentage that would correspond to IBERDROLA for financing that tariff deviation would reach 35.01%, which entails a deviation of € 26.5 million.

Royal Decree 3/2006

Emission rights

According to the interpretation made of Royal Legislative Decree 3/2006 at IBERDROLA, and after the publication of the aforementioned Ministerial Order ITC/400/2007, the initial sector-wide deviation figure of € 75.8 million includes € 48.9 million corresponding to the value to be reimbursed for the emission rights assigned pursuant to the National Allowance Plan and consumed during the period. On the other hand, no other emission rights subsidies are considered, except those under the Special Regime, specifically those corresponding to Co-generation activity. The impact for IBERDROLA pertaining to Emission Rights according to the above interpretation, amounts to € -5.7 million, posted in the Generation business. This impact is calculated from the difference between the emission rights granted to co-generators for € 2.3 MM, and the cost of emission rights for the period, which amounts to € -8.0 MM.

Furthermore, the changes occurring with respect to CO2 emissions have been the following:

	Million Tn	Average price
Allowances consumed	2.7	2.95

No effect from assimilation to bilateral contracts

Insofar as bilateralisation, as of the publication of the Royal Decree on 2007 Tariffs, the provisional price for bilateral contracts ceases to be € 42.35/MWh, being assimilated to the market price, as stipulated in the aforementioned Royal Decree. In addition, following the publication of Ministerial Order ITC/400/2007, which governs this type of bilateral contract, the assimilation method under Royal Decree-Law 3/2006 has become void and only Article 2 thereof, on the deduction of the value of emission rights assigned for free to generating facilities, remains in effect. In this sense, OMEL announced on the 27th of February that as of the second intraday session on this date, the assimilation under Royal Decree-Law 3/2006 would no longer be carried out.

The most noteworthy aspects of the results for the first quarter of 2007 are the following:

€ Millions	Q1 2007	vs. Q1 2006
Net Sales	2,716.6	-8.8%
GROSS MARGIN	1,572.5	+5.3%
EBITDA	1,087.1	+2.9%
EBIT	794.8	+0.8%
NET PROFIT	458.2	+13.6%

First Quarter 2007 financial results	29

1. NET SALES

The Net Sales of the Group reached € 2,716.6 million at the end of the first quarter of 2007, a decrease of 8.8% compared to the same period of 2006. Growth in International (+4.6%) Engineering and Non-Energy (+36.2%), did not suffice to offset the drop in the Domestic Energy business (20.2%).

Net Sales for the Domestic Energy Business fall by 20.2% due to the effect of the lower prices obtained in Generation and Renewables. Nevertheless, Distribution achieved growth of 40.5% in Net Sales, deriving from two factors: the increase in remuneration for the regulated business and the lack of a negative impact from bilateralisation associated with Royal Decree 3/2006.

2. GROSS MARGIN

At a consolidated level, the Gross Margin reached € 1.572.5 million, with growth of 5.3% compared to what was obtained in the same period of 2006. Whilst International (+36%) and Engineering and Non-energy (+21.6%) improved substantially, the Domestic business (-1.4%) and Renewables (-5.5%) were affected by the aforementioned energy price situation.

The Group’s total Procurement cost showed a significant reduction of 17.5%, as a result of a different production mix in Generation in Spain and due to less procurement in International.

The Gross Margin includes € -17 million due to the negative effect deriving from the devaluation of the Real in Brazil and the dollar in Mexico.

Breaking down the change in Gross Margin by business, the following aspects are noteworthy:

2.1 Domestic Energy Business

The Gross Margin reached E 1,120.4 million, showing a drop of -2.2% compared to the same period of 2006. For the Spain Energy business (excluding renewables), the decrease was -1.4%, which can be explained as follows: while the Distribution business posted an increase of 39.8%, the Generation, Commercial and Gas businesses together suffered a drop of -18.2%. The Renewables business alone showed a decline of -5.5%.

30	First Quarter 2007 financial results

Various factors have influenced the change in Gross Margin:

•

The Distribution business rose by € 105.7 million (+39.8%), posting an increase of € 46 million thanks to the increase in the remuneration of regulated activities. In addition, it no longer shows any negative impact from Royal Decree 3/2006 in terms of bilateralisation, since the latter is carried out at market prices. In the first quarter of 2006, the negative impact from bilateralisation due to the effects of Royal Decree 3/2006 was € 47.6 million.

•

Generation experienced a drop of 23.1% due to a 40.9% decrease in the pool price. A similar amount of production under the Ordinary Regime (-0.6%), with a generation mix of variable low-cost and cleaner technologies, lowered Procurement costs by 43.1%. The impact due to emission allowances consumed during the period was only € -5.7 million, compared to the € 101.2 million posted during the same period of 2006.

•	The growing contribution of the Supply & Gas business, as a result of the policy followed in the liberalised market and the flexibility of the portfolio of gas contract (+35.6 million).

•

Renewables posted a drop of 5.5% in terms of Gross Margin, much lower than the drop of 21.8% in prices, thanks to the greater installed capacity (+16.3%), which has translated into greater wind production (+ 23.2%).

2.2 International Business

The Gross Margin reached € 266.5 million, a 36.0% increase, due to the good evolution of the Group’s businesses in the region. The energy generated grew by 21.5% thanks to the Altamira V cycle (1,121 MW) in operation since the fourth quarter of 2006, together with a greater availability index and improvements in efficiency at the rest of the plants. Energy distributed grew by 6.2%. Procurement was reduced by 11.3%. Another factor to consider is the devaluation of the exchange rate for the region’s local currencies: the real in Brazil (-4.4%) and the U.S. dollar, which affects Mexico (-8.6%).

2.3 Non-Energy and Engineering and Services

They contributed € 185.5 million to the total Gross Margin, showing growth of 21.6%, in a quarter in which the Real Estate Business improved its contribution by €` 45.5 million following various transactions closed during the period, which was offset partially by the lower contribution by Corporación IBV in terms of Gross Margin as a result of the sale of Azertia and of Landata during the 2006 financial year.

First Quarter 2007 financial results	31

3. EBITDA / GROSS OPERATING RESULT

The consolidated EBITDA has increased by 2.9% up to € 1,087.1 million. Added to the changes already explained under Gross Margin should be an analysis of Net Operating Expenses, which increased by 12.3%, with the following items being noteworthy:

•	The decrease in Net Personnel Expenses of 4.0%.

•

A 31.5% increase in Net External Services Reported. It includes two effects of an extraordinary nature: € 14.1 million of attendance premium to the General Shareholders Meeting and other non-recurring expenses of € 17.6 million

The change in Net Operating Expenses in homogeneous terms, deducting the non-recurring items, reaches growth of 4.2% (versus the 12.3% reported); lower than the 5.3% increase in Gross Margin. In addition, there is a positive impact due to exchange rate of € 4 million, associated with the changes in the currencies of the businesses in Latin America.

The breakdown of the Net Operating Expenses Reported is as follows:

Euros MM	Q12007	vs. Q1 2006
Net Personnel Expenses	202.9	-4.0%
Personnel	243.2	-3.9%
In-house work on fixed assets	-40.3	-3.4%
Net External Services	236.5	31.5%
External Services	275.3	23.7%
Other operating revenues	-38.8	-8.9%

TOTAL	439.3	12.3%

On the other hand, Taxes decreased by 7.6% to € 48.3 million, a change that is due to issues associated with provisions for the payment of various taxes that have already lapsed. This lower tax payment more than offsets the increases in Real Estate Tax (IBI) associated with the new facilities that have gone into operation.

32	First Quarter 2007 financial results

4. EBIT / NET OPERATING RESULT

The EBIT reached € 794.8 million, for an increase of 0.8% compared to the same period of 2006. Amortisation and Provisions are up 9.0% (€ 24.1 million). The increase in Amortisation and Provisions is mainly due to:

•	Amortisations increased by 13.8% to reach € 283.8 million. This increase was mainly driven by the new facilities that have gone into operation.

•	Provisions decreased by € 10.2 million to € 8.5 million, as a result of a change in the provisions for the Domestic Energy Business.

Euros MM	Q1 2007	Q1 2006	% Change
Amortisation	283.8	249.5	+13.8%
Provisions	8.5	18.7	-54.5%

TOTAL	292.3	268.2	+9.0%

5. FINANCIAL RESULT

The Financial Result reached € 163.5 million, which represents an almost flat evolution (+0.1%) vs. the result for the same period of 2006. Before deducting tariff insufficiency impact, the balance of debt remains stable at 13,061 million euros by March 2007 compared to 13,031 million euros for the same period of 2006.

Furthermore, in a context of rising interest rates, the average cost of the debt reached 4.65% during the first quarter of 2007, compared to 4.6% during the same period of the previous year.

The breakdown of the Financial Results is as follows:

Euros MM	Q1 2007	Q12006	% Change
Financial Revenues	65.8	40.7	+61.7%
Financial Expenses	229.2	204.1	+12.3%

TOTAL	-163.4	-163.4	+0.1%

6. RESULTS OF COMPANIES CONSOLIDATED USING THE EQUITY METHOD

The Results of Companies Consolidated by the Equity Method posted an increase of € 15.8 million up to € 19.9 million, with most of the results being contributed by the financial stakes. The breakdown is as follows:

Euros MM	Q1 2007	Q1 2006	% Changee
Financial stakes	17.5	2.5	15.1
Rest	2.4	1.6	0.7

TOTAL	19.9	4.1	15.8

The increase of these results for financial stakes is due basically to the greater contribution by Gamesa.

First Quarter 2007 financial results	33

7. NON-RECURRENT RESULTS

Non-recurrent results reached € 9.3 million, resulting from the sale of real estate assets, a usual practice engaged in by the Group.

8. NET PROFIT

Profit Before Taxes grew by +4.7% to reach a figure of 660.5 million euros. They showed slightly higher growth than the change in Net Operating Profit (+0.8%), considering the flat evolution in Financial Result and the increase of 23.5 million euros shown by the Results of Companies Consolidated by the Equity method and the Non-recurrent Results, explained above.

The effective tax rate is 29.3%, in accordance with the tax rules currently in force, which is below the 35.1% seen in the same period of 2006.

Finally, the Net Profit reached € 458.1 million, a 13.6 % increase compared to the Net Profit achieved during the same period of 2006. This increase is in line with the double-digit growth expectations for the whole 2007 financial year.

34	First Quarter 2007 financial results

Results by business

1. ENERGY BUSINESS: SPAIN

1.1 Generation

a) Gross Margin

To analyse the change in this item during the first quarter of 2007, the following must be borne in mind:

•

A similar amount of production under the Ordinary Regime (-0.6%), although with greater weight for variable low-cost emission-free production technologies, which reaffirms the flexibility of IBERDROLA’s generation mix (hydraulic +113.3%; nuclear -2.3%).

•	In addition, strong decreases were experienced in production through thermal energy sources -28.6% for coal, -97.3% for fuel-oil, and -33.0% for combined cycles).

•	A drop of 41% in the pool price.

The Gross Margin for the Generation Business posted a 23.1% decrease. It is worth highlighting the following:

•	Net Sales decreased by 36.9%, in line with the aforementioned drop in the pool price (-41.0%).

•	Procurement costs dropped -43.1%, as a result of the different production mix mentioned above. The average cost of fossil fuel (not including nuclear) stood at 38.4 € / MWh.

Fuel Cost & CO2

Eur/MWh	Q1 2007	Q1 2006%
Avg Fuel Cost*	38.4	38.5	-0.1%
Co2 Cost (Eur/Ton)	2.95	25.9	-88.6%

*	Includes the C. Cycles, Coil & Oil

•

In addition to the procurement cost, a negative impact of € 8.0 million was posted for the cost of the emission allowances consumed, well under the € 107.4 million seen during the same period of 2006. The average cost per CO2 allowance for the period amounted to 2.95€/t, as against 25.89€/t during the first quarter of 2006.

b) Operating Profit/EBIT

EBIT recorded a decrease of 44.8% in relation to the same period of the previous fiscal year, reaching € 251.2 million euros. In terms of EBITDA, which totalled € 368.7 million, the decrease experienced was of 33.1%.

In addition to what was already mentioned under Gross Margin, an increase of 17.3% took place in Net Operating Expenses (€ +20.5 million), which include E 17.6 million in non-recurring items. The Recurrent Net Operating Expenses show moderate growth of only 2.4%:

•	Net External Services increased by 37.3%. Added to the € 17.6 of an extraordinary nature mentioned above are the effects of the new installed capacity in combined cycles.

First Quarter 2007 financial results	35

•	Net Personnel Expenses posted a decrease of 7.3%, with the lower cost deriving from the cutting of personnel under the Early Retirement Plan.

Amortisation & Provisions have increased by 21.9% due primarily to the new facilities put into operation. Taxes posted a slight increase of 3.3% associated with the Real Estate Tax (IBI) on the new facilities put into operation.

•	The key figures for this Business are:

GENERATION (Euros MM)	Q1 2007	vs. Q1 2006
Net Sales	848.9	-36.9%
Gross Margin	524.0	-23.1%
EBITDA	368.7	-33.1%
EBIT	251.2	-44.8%

1.2 Supply & gas

a) Gross Margin

In terms of the Gross Margin for the Supply business, the following is noteworthy:

•	The significant reduction in the volumes of electricity sold (-66.1%).

•	The policy of active management and optimization of the gas procurement portfolio.

It thus manages to show a positive contribution of up to € 25.5 million against the losses of € 10.1 million posted during the same period of 2006.

By units, the following is also worth noting:

•

Electricity: An improvement from the € -18.6 million of the first quarter of 2006 to the € -5.2 million recorded as of March 2007, where the decrease in the volumes of electricity sold should be taken into account.

•	Gas: Its contribution to the Gross Margin grew by € 22.2 million, standing at € 30.7 million in the first quarter of 2007.

b) Operating Profit / EBIT

The policy of optimising the gas and reducing exposure to the electricity business has managed to show a positive contribution in terms of EBITDA of € 21.7 million, as against losses of € -27.3 million during the same period of 2006. In terms of EBIT, a positive contribution is also shown during the first quarter of 2007 in the amount of € 20.7 million after making € 1 million in amortisation, appreciably improving the progress of the business following the € -29.4 million in losses reached in terms of EBIT at the end of the first quarter of 2006.

36	First Quarter 2007 financial results

In addition to what was already stated in terms of Gross Margin, the efficiency of the business improved significantly as a result of the policy followed, being reflected in a significant reduction in Operating Expenses, down € 1.2 million (-8.8%), with drops in Net Personnel Expenses (-52.3%) and in Net External Services (-22.8%), linked to the lower level of activity within the framework of a new more efficient organisational structure.

•	The key figures for this Business are:

SUPPLY (Eur MM)	Q12007	vs. Q1 2006
Net Sales	445.4	-28.0%
Gross Margin	25.5	N/A
EBITDA	21.7	N/A
EBIT	20.7	N/A

1.3. Renewables

a) Gross Margin

The following factors are especially noteworthy in the change in the Renewables business throughout the first quarter of 2007:

•

Following the aforementioned evolution undergone by the pool price, renewable energy prices are down 21.8%. At the end of the first quarter of 2007, 99% of the facilities are operating under the market participation system.

•

Total installed capacity rose 16.3% (+638 MW) to 4,552 MW. This increase in capacity has translated into growth of 23.2% in domestic and international wind production, up to 2,578 GWh. Total renewable energies production (wind plus mini-hydro) grew 21.0%. The growth achieved in renewable production is practically double that experienced by the whole Spanish electric system, which was at 11.8%.

•	International Renewables accounted for 10.1 % of installed capacity and for 10.1 % of production in the first quarter of 2007.

•

The 21% increase in production has managed to lessen the effects of the aforementioned 21.8% drop in prices, so that the decrease posted in terms of Gross Margin is of only 5.5% to € 203.4 million. The Gross Margin for Renewables already represents 28% of the total obtained for generation by IBERDROLA in Spain.

b) Operating Profit / EBIT:

The EBIT posted a drop of 24.8% to € 106.1 million due to the following factors:

First Quarter 2007 financial results	37

•

The EBITDA showed a decrease of 12.4%, slightly higher than the fall experienced in terms of Gross Margin as a result of the growth (+34.3%) in Net Operating Expenses driven by the new facilities that have become operational and the significant increase in international activity.

The EBITDA margin remains at levels very close to 80%, despite the price situation described. In addition, the contribution by Renewables to the Group’s EBITDA continued its growth trend, to reach 14.7%, rising from the 14.3% posted for the 2006 financial year overall.

•	Amortisation & Provisions are 29.3% higher, due to the addition of new installed capacity during the financial year.

Insofar as Net Operating Expenses, it is important to highlight the increase in the international area, up E 6.4 million, reaching € 8.0 million and placing overall Net Operating Expenses for the business at € 41.1 million (+34.3%).

•	The key operating figures for this business are as follows:

RENEWABLES (Million euros)	Q1 2007	vs. Q1 2006
Net Sales	203.4	- 5.5%
Gross Margin	203.4	- 5.5%
EBITDA	160.0	-12.4%
EBIT	106.1	-24.8%

1.4. Distribution

a) Gross margin

The Gross Margin of the Distribution business experienced growth of 39.8%, to reach € 371.1 million, primarily as a result of the following factors:

•	Positive effect of € 46 million reflecting the increase in remuneration of regulated activities in line with the Royal Decree on 2007 Tariffs.

•

Lack of negative impact due to bilateralisation resulting from the application of Royal Decree 3/2006 of 24 February. At the end of the first quarter of 2006, the negative impact posted for that reason reached € 47.6 million. Since the publication of the Royal Decree on 2007 Tariffs, the settlement price for bilateral contracts ceases to be the provisional one of 42.35 €/MWh), being assimilated to the market price, as stipulated in the aforementioned Royal Decree on tariffs. In addition, following the publication of Ministerial Order ITC/400/2007, which governs this type of bilateral contracts, the assimilation method under Royal Decree-Law 3/2006 has remained without effect.

b) Operating Profit / EBIT

The EBITDA for Distribution is up 95% (€ 226.5 million), given that the growth posted in terms of Gross Margin is combined with an 8.7% decrease in Net Operating Expenses, with various efficiency measures made. Net Personnel Expenses were down 12.5% and Net External Services experienced a drop of 6.1%.

38	First Quarter 2007 financial results

The EBIT for Distribution grew by € 124.8 million (+242%) to € 176.3 million, given that the growth posted in terms of EBITDA is combined with a 22.3% decrease in Amortisation & Provisions, reaching € 50.3 million, due mainly to the change in provisions because of the inclusion of some non-recurring items in 2006, partially offset by growth of 25.4% in Taxes, associated with increased demand and the switch from free to regulated tariff energy.

•	The key figures for this Business are as follows:

DISTRIBUTION (Million euros)	Q1 2007	vs. Q1 2006
Net Sales	373.1	40.5%
Gross Margin	371.2	39.8%
EBITDA	226.6	95.0%
EBIT	176.3	242.3%

1.5 Corporation

This includes eliminations of inter-group expenses between the corporation and the businesses.

2. INTERNATIONAL BUSINESS

a) Gross Margin

Net Sales from International increased 4.6% to reach € 611.4 million. Mexico, with a 60.5% contribution, is the area making the greatest relative contribution, thanks to increases in production, with the new Altamira V (1,121 MW) plant on line since the fourth quarter of 2006, along with greater plant availability. Also notable is the increase in Revenues in Brazil by 15.1%, resulting essentially from increased demand and from the tariff adjustments.

The Gross Margin for the International business is up 36% (€ +70.6 million) to € 266.5 million, an increase achieved even considering the negative exchange rate impact. The change in the Gross Margin for the Latin America region can be broken down as follows:

•	Increase in the Gross Margin in functional currency: € +87.8 million

•	Exchange rate effect: € -17.2 million, due to the depreciation of the U.S. dollar (-8.6%) and of the Brazilian real in relation to the euro (-4.4%).

In Mexico-Guatemala, the Gross Margin amounted to € 104.9 million (+32.8%). This increase is due to the full contribution to results by the new combined cycles and the significant improvements in plant efficiency and availability, which together have led to a 24.2% increase in production in the area. The exchange rate impact is slightly negative, with the dollar posting a devaluation of-8.6%, the effect of which is € -10.2 million.

In Brazil, the Gross Margin showed a positive change of 38.2% (to € 161.6 million), thanks to a greater contribution from the distribution businesses arising from growth in demand (+6.5%), tariff adjustments and reviews that added another € 22.2 million, and the larger contribution of the Generation business. The exchange rate effect is also slightly negative following the devaluation of the real in relation to the euro (-4.4%), with an effect of € -7 million.

First Quarter 2007 financial results	39

b) Operating Profit/ EBIT

The change in International EBIT, which has increased 53.5% to € 156.9 million, reflects an increase in EBITDA of 41% and moderate growth of 9% in Amortisation & Provisions, deriving primarily from the aforementioned plants going into operation. EBITDA growth in local currency reached 50.4%.

As far as EBITDA, it posted growth of +29.8% in Mexico, mainly as a result of greater activity in Generation. In South America, it rose +48.8% due to the change already described in the Gross Margin and due to the increase in efficiency.

Thus, total EBITDA growth in the International business is at 41%.

The EBITDA per region and business is broken down as follows:

•	Mexico-Guatemala

EurMM	Q1 2007	vs. Q1 2006
Generation	63.8	38.7%
Distribution	17.6	5.4%

TOTAL	81.4	29.8%

•	South America

EurMM	Q1 2007	vs. Q1 2006
Generation	18.9	-3.1%
Distribution	100.2	67.0%

TOTAL	119.1	49.8%

The 23% increase in Net Operating Expenses was mitigated by the impact of the change in the exchange rate (€ +3.9 million).

By geographical areas, the breakdown is as follows:

EurMM	Q1 2007	vs. Q1 2006
Mexico-Guatemala	23.4	43.6%
South America	40.3	13.5%

TOTAL	63.7	23.0%

The key operating figures for the business are:

INTERNATIONAL (Eur MM)	Q1 2007	vs. Q1 2006
Net Sales	611.4	4.6%
Gross Margin	266.5	36.0%
EBITDA	200.5	41.0%
EBIT	156.9	53.5%

40	First Quarter 2007 financial results

3. CONSTRUCTION BUSINESSES AND ENGINEERING & NON-ENERGY

a) Gross Margin

Non-energy and Engineering & Construction

Net Sales grew 36.2% to € 470 million in a quarter with a strong contribution by Iberdrola Inmobiliaria (E +82.4 million to € 126.1 million), following the closing of various transactions during the quarter, and a continued high level of contribution by the activity of the Engineering and Construction businesses, which contributed € 177.5 million in Net Sales, growing 57% (€ + 64.7 million). These increases were partially offset by the decrease in the contribution of Corporación IBV (€ -29.6 million) as a result of the sale of Azertia and of Landata in 2006.

The Gross Margin reached € 185.5 million, up 21.6% compared to the same period of 2006, thanks to the greater contribution from Iberdrola Inmobiliaria and the continued high level of contribution by Engineering and Construction, despite the effects of the aforementioned change in the accounting perimeter at Corporación IBV. It can be broken down as follows:

EurMM	Q1 2007	Q1 2006	Change million
Engineering & Construction	46.3	45.1	+1.2
IBERDROLA Inmobiliaria	68.2	22.7	+45.5
Corporación IBV	19.5	41.3	-21.8
Other services	51.5	43.5	+8.0

TOTAL	185.5	152.6	+32.9

The increase of € 45.5 million at Iberdrola Inmobiliaria is due to the closing of various transactions during the quarter. As for Engineering & Construction (€ +1.2 million), Engineering shows growth in its contribution that is partially offset by the seasonality that affects the services area. The drop of € 21.8 million at Corporación IBV is attributable to the sale of Azertia and of Landata in 2006, which ceased contributing to results.

b) Operating Profit / EBIT

In terms of EBITDA, the contributions can be broken down as follows:

•

In terms of the contribution of Iberdrola Engineering & Construction, the EBITDA of Engineering reached € 12.5 million, growing 96%, while the one for Services reached € 4.9 million, falling due to the seasonality proper to the business. The growth experienced in volumes also had an effect in terms of Net Operating Expenses, whereby the EBITDA for the business showed a drop of 42.7%.

•	The contribution of Iberdrola Inmobiliaria is € 61.1 million, in line with the trend shown in terms of Gross Margin, with a greater contribution this quarter.

•	Corporación IBV, which is consolidated by proportionate consolidation according to IFRS, has contributed € 5.2 million through its various industrial businesses.

•	The contribution of Other Services was € 38.9 million.

The key operating figures for the business are:

First Quarter 2007 financial results	41

EurMM	Q12007	vs. Q1 2006
Net Sales	470.0	36.2%
GROSS MARGIN	185.5	21.6%
EBITDA	122.5	40.0%
EBIT	103.9	45.9%

The main items for Iberdrola Inmobiliaria at the end of the first quarter of 2007 are the following:

•	Iberdrola Inmobiliaria business data:

PORTFOLIO OF BUILDABLE AREA-RESIDENTIAL USE (sqm)
Total	1,551,909
Under construction	115,137
Under management	403,059
In planning	1,033,713

PORTFOLIO OF BUILDABLE AREA-COMMERCIAL USE (sqm)
Total	567,581
Under construction	4,431
Under management	192,954
In planning	370,196

•	Iberdrola Inmobiliaria Balance Sheet data:

MM€
TOTAL ASSETS	1,763
INTANGIBLE FIXED AND INVESTMENT ASSETS	523
CURRENT ASSETS	1,191
SHAREHOLDERS’ EQUITY	731
FINANCIAL DEBT	70

•	Iberdrola Inmobiliaria Income Statement data:

	EurMM	Vs Q1 2006
NET SALES	126.1	+188.5%
GROSS MARGIN	68.2	+199.9%
EBITDA	61.1	+301.7%
EBIT	59.7	+327.4%
Non Current Assets	0	0
NET PROFIT	35.9	+506.5%

42	First Quarter 2007 financial results

Balance sheet

January-March 2007 Period

	Million euros	vs. Dec. 2006
TOTAL ASSETS	34,002	2.9%
TANGIBLE & INTANGIBLE FIXED	22,703	1.1%
LONG-TERM FINANCIAL INVESTMENTS	2,828	3.8%
SHAREHOLDERS’ EQUITY	10,564	-0.03%
ADJUSTED NET DEBT	13,061	-0.4%

The Balance Sheet of IBERDROLA at 31 March 2007 shows Total Assets of € 34,002 million, highlighting the maintenance of its financial strength, even taking into account the investments made during the period (€ 506 million).

The leverage ratio in March 2007 stood at 55.3%, compared to 57.9% in March 2006. If financing of the tariff insufficiency is taken into account, the adjusted leverage at March of this year would be 54.1% (in March 2006, it would have been 54.7%).

Thus, the adjusted financing of the tariff insufficiency corresponding to IBERDROLA reached € 606 million in March 2007, after the securitization of the tariff insufficiency rights attributable to IBERDROLA in 2006.

Analysis of the Balance Sheet

1. FIXED ASSETS

Total investments during the period from January to March 2007 added up to € 506 million. Their breakdown is as follows:

	Jan-March 2007%
Spain	342	67.6%
Generation	79
Renewables	91
Distribution	115
Other	57
Mexico	18	3.6%
Generation	15
Distribution	3
South America	41	8.1%
Generation	15
Distribution	26
Other International	105	20.7%
TOTAL	506

First Quarter 2007 financial results	43

With respect to investments in Spain, those made in the Company’s basic activity, both in production and distribution, stand out, totalling € 285 million, broken down as follows:

•	€ 79 million allocated to the Generation business.

•	€ 91 million allocated to the Renewables business.

•	€ 115 million allocated to the Distribution business

Under the heading “Other,” included in the Spain section, it is worth highlighting the transaction, completed in January, increasing the stake in Medgas from 12% to 20%, in addition to which there are various transactions by the Non-Energy businesses.

Investments in Mexico have mainly focused on the combined cycle of Tamazunchale, with € 11 million. As far as Brazil is concerned, investments have been made both in the distribution, as well as in the generation business, being financed in large part through funds generated in Brazil.

Under the heading “Other International”, the investments pertaining to the international area for Renewables are included, with notable investments in Greece, Portugal, the United States, Poland and France.

2. SHARE CAPITAL

The Share Capital at 31 December 2006 was comprised of 901,549,181 bearer shares with a par value of € 3 each.

On 2 January 2007, an interim dividend charged to the 2006 financial year in the amount of € 0.45 per share was paid.

3. FINANCIAL DEBT

The adjusted net financial debt at the end of March totalled € 13,061 million, and the financial leverage stood at 55.3%. If financing of the tariff insufficiency is taken into account, which at March 2007 amounted, in the case of IBERDROLA, to € 606 million, the adjusted net financial debt would be € 12,455 million and the adjusted leverage would reach 54.1%

Of particular relevance is the change in the Company’s financial cost, which at March 2007 stood at 4.65%, 5 basis points higher than in march 2006, which suggests significant financial cost containment considering the upward trend in interest rates.

The debt structure can be broken down by currency and interest rate as follows:

44	First Quarter 2007 financial results

	March 2007	March 2006
Euro	86.4%	84.8%
Dollar	8.3%	9.8%
Real	4.8%	5.0%
Other currencies	0.5%	0.5%
Fixed Rate	57%	58%
Capped Rate	9%	12%
Floating Rate*	34%	30%

(*)	Without the tariff insufficiency (€ 606 million) and without the sector´s CO2 financing (€ 306 million), the floating rate % would be reduced to 30% in March 2007.

Note: At March 2007, IBERDROLA had already signed Forward Swaps amounting 1,061 million euros and 200 million US dollars, to become effective almost entirely in 2007.

In line with the policy to minimise the Company’s financial risks, it is necessary to recall that currency risks have continued to be mitigated by financing investments in Latin America in local currencies (the real, in the case of Brazil) or in their functional currencies (the dollar, in the case of Mexico).

The debt structure per company is shown in the following table:

	March 2007	March 2006
IBERDROLA, S.A	80.1%	84.8%
Generation	0.5%	0.5%
Networks	0.9%	0.9%
Mexico	7.9%	4.7%
South America	4.6%	5.0%
Renewables	4.7%	2.8%
Iberdrola Inmobiliaria & others	1.3%	1.3%

Total	100%	100%

The breakdown of the debt by product type is as follows:

	March 2007	March 2006
Euro Bonds	39.6%	39.7%
US PP	4.3%	5.1%
Rest of Bonds	2.7%	5.4%
Domestic com. paper	4.5%	3.6%
Euro com. paper (ECP)	1.4%	3.7%
Euro loans	35.8%	33.8%
Other curr. loans	11.7%	8.7%

Total	100%	100%

Million euros	March 2007	Dec. 2006
Shareholders’ equity	10,564	10,567
Gross Debt	14,599	14,353
Cash	1,012	705
Capitalised derivatives	87	98
IFTs	143	132
CO2 Financing	296	299
Adjusted Net Debt	13,061	13,119
Leverage (*)	55.3%	55.4%

•	Without the effect of tariff insufficiency, the adjusted leverage stands at 54.1% at March 2007, compared to 54,3% in December 2006.

4. WORKING CAPITAL

Net Working Capital was down by € 38 million, compared to the end of the 2006 financial year. This result derives fundamentally from an increase in current assets affected by an increase in inventories and in treasury instruments, offset by an increase in current liabilities as a result of changes in certain provisions and accounts payable.

First Quarter 2007 financial results	45

5. FUNDS GENERATED IN OPERATIONS

The Funds Generated from Operations at March 2007 stood at € 721.2 million, representing an increase of 8% in relation to March 2006.

Contribution by business to Profits and Loss account

	Sales	Operat. Profit	Net Profit
Spain Business	77.5%	80.3%	78.7%
International Business	22.5%	19.7%	21.3%

TOTAL	100%	100%	100%

46	First Quarter 2007 financial results

Income Statement

First Quarter 2007

(Unaudited)

Million Euros

	Jan-March 2007	Jan-March 2006%
NET SALES	2,716.6	2,978.4	(8.8)
PROCUREMENTS	(1,136.1)	(1,377.1)	(17,5)
EMISSION ALLOWANCES	(8.0)	(107.4)	(92,6)
GROSS MARGIN	1,572.5	1,493.9	5,3
EMISSION ALLOWANCES	2.3	6.2	(62.9)
NET OPERATING EXPENSES	(439.4)	(391.2)	12.,3
Net Personnel Expenses	(202.9)	(211.4)	(4.0)
Personnel	(243.2)	(253.1)	(3.9)
In house work on fixed assets	40.3	41.7	(3.4)
Net External Services	(236.5)	(179.8)	31.5
External services	(275.3)	(222.5)	23.7
Other operating revenues	38.8	42.7	(9.1)
TAXES	(48.3)	(52.3)	(7.6)
EBITDA	1,087.1	1,056.6	2.9
AMORTISATION and PROVISIONS	(292.3)	(268.2)	9.0
EBIT	794.8	788.4	0,8
TOTAL FINANCIAL REVENUES	65.8	40.7	61.7
Financial revenues	41.9	19.4	116.0
Positive exchange rate differences	8.1	1.3	523.1
Capitalised financial expenses	15.8	20.0	(21.0)
TOTAL FINANCIAL EXPENSES	(229.2)	(204.1)	12.3
Interest expenses	(169.7)	(152.4)	11.4
Negative exchange rate differences	(11.4)	(2.9)	293.1
On pension funds	(8.4)	(8.8)	(4.5)
Change in provision for short-term financial investments	(0.8)	(0.2)	N/M
Other financial expenses	(38.9)	(39.8)	(2.3)
RESULTS FROM COMPANIES CARRIED BY EQUITY METHOD	19.9	4.1	385.4
RESULTS FROM NON-CURRENT ASSETS	9.3	1.6	481.3
PROFIT BEFORE TAXES	660.6	630.7	4.7
Corporate income tax	(193.8)	(221.6)	(12.5)
Minorities	(8.6)	(5.9)	45.8
NET PROFIT	458.2	403.2	13.6

First Quarter 2007 financial results	47

Balance Sheet

First Quarter 2007

(Unaudited)

Million Euros

	March 2007	December 2006	Change
FIXED ASSETS	25,532	25,188	344
Tangible Fixed Assets	21,737	21,564	173
Intangible Fixed Assets	967	900	67
Long-term financial investments	2,828	2,724	104
DEFERRED TAXES	1,133	1,222	(89)
NON-CURRENT RECEIVABLES	884	833	51
CURRENT ASSETS	6,453	5,818	635
Nuclear Fuel	243	238	5
Inventories	1,340	1,193	147
Accounts receivable	2,759	2,791	(32)
Taxes receivable	789	602	187
Short-term financial investments	310	289	21
Cash and equivalents	1,012	705	307

TOTAL ASSETS	34,002	33,061	941

Million Euros

	March 2007	December 2006	Change
SHAREHOLDERS’ EQUITY	10,564	10,567	(3)
Capital Stock	2,705	2,705	—
Reserves and other	7,298	6,100	1,198
Profit and Loss	458	1,660	(1,202)
Treasury Stock	(3)	(3)
Exchange differentials	(50)	(44)	(6)
Minority Shareholders	156	149	7
LONG-TERM PROVISIONS	1,658	1,718	(60)
DEFERRED INCOME	864	818	46
FINANCIAL DEBT	14,599	14,352	247
OTHER LONG-TERM DEBT	5,217	4,541	676
OTHER SHORT-TERM DEBT	957	847	110
GROUP INTERCOMPANY & RELATED PARTY DEBT	143	218	(75)

TOTAL LIABILITIES	34,002	33,061	941

48	First Quarter 2007 financial results

Results By Business

First Quarter 2007 (Unaudited)

Million Euros

	Domestic Energy	International Business	Engineering Non-energy
Net Sales	1,635.1	611.4	470.0
Procurements	(506.7)	(344.9)	(284.5)
EMISSION ALLOWANCES	(8.0)
GROSS MARGIN	1,120.4	266.5	185.5
EMISSION ALLOWANCES	2.3
NET OPERATING EXPENSES	(314.5)	(63.7)	(61.0)
Net Personnel Expenses	(149.5)	(24.4)	(29.0)
Personnel	(177.0)	(27.8)	(38.4)
In house work on fixed assets	27.5	3.4	9.4
Net External Services	(165.0)	(39.3)	(32.0)
External services	(193.8)	(44.5)	(36.9)
Other operating revenues	28.8	5.2	4.9
TAXES	(44.0)	(2.3)	(2.0)
EBITDA	764.2	200.5	122.5
Amortisation and Provisions	(230.1)	(43.6)	(18.6)
EBIT / Operating Profit	534.1	156.9	103.9
Financial Result	(142.6)	(21.1)	0.1
Results from companies carried by equity method	0.7	1.4	17.8
Results of non-current assets	9.8	(0.3)	(0.1)
Profit before taxes	402.0	136.9	121.7
Corporate tax and minority shareholders	(131.1)	(39.1)	(32.3)
Net Profit	270.9	97.8	89.4

First Quarter 2006

Million Euros

	Domestic Energy	International Business	Engineering Non-energy
Net Sales	2,048.6	584.6	345.2
Procurements	(795.7)	(388.7)	(192.6)
EMISSION ALLOWANCES	(107.4)
GROSS MARGIN	1,145.5	195.9	152.6
EMISSION ALLOWANCES	6.2
NET OPERATING EXPENSES	(276.0)	(51.8)	(63.5)
Net Personnel Expenses	(156.2)	(17.9)	(37.3)
Personnel	(181.7)	(21.6)	(49.7)
In house work on fixed assets	25.5	3.7	12.4
Net External Services	(119.8)	(33.9)	(26.2)
External services	(142.7)	(46.1)	(33.8)
Other operating revenues	22.9	12.2	7.6
Taxes	(48.7)	(1.9)	(1.6)
EBITDA	827,0	142,2	87,5
Amortisation and Provisions	(211.8)	(40.0)	(16.3)
EBIT / Operating Profit	615.2	102.2	71.2
Financial result	(131.9)	(27.5)	(3.9)
Results from companies carried by equity method	(1.5)	2.8	2.7
Results of non-current assets	2.6	(0.6)	(0.5)
Profit before taxes	484.4	76.9	69.5
Corporate tax and minority shareholders	(191.6)	(18.0)	(17.9)
Net Profit	292.8	58.9	51.6

First Quarter 2007 financial results	49

Domestic Energy Business

First Quarter 2007 (Unaudited)

Million Euros

	GENER.	RENEW.	DISTRIB.	SUPPLY & GAS	STRUCT.
Net Sales	848.9	203.4	373.1	445.4	(235.7)
Procurements	(316.9)		(1.9)	(419.9)	232.0
Emission Allowances	(8.0)
GROSS MARGIN	524.0	203.4	371.2	25.5	(3.7)
EMISSION ALLOWANCES	2.3
NET OPERATING EXPENSES	(139.0)	(41.1)	(114.0)	(12.4)	(8.0)
Net Personnel Expenses	(49.2)	(10.3)	(44.9)	(5.3)	(39.7)
Personnel	(54.7)	(12.4)	(63.7)	(5.3)	(40.8)
In house work on fixed assets	5.5	2.1	18.8		1.1
Net External Services	(89.8)	(30.8)	(69.1)	(7.1)	31.7
External services	(98.8)	(35.3)	(86.5)	(7.1)	33.9
Other operating revenues	9.0	4.5	17.4		(2.2)
Taxes	(18.6)	(2.3)	(30.6)	8.6	(1.1)
EBITDA	368.7	160.0	226.6	21.7	(12.8)
Amortisation and Provisions	(117.5)	(53.9)	(50.3)	(1.0)	(7.5)
EBIT / Operating Profit	251.2	106.1	176.3	20.7	(20.3)
Financial result	(33.8)	(31.3)	(23.3)	0.1	(54.2)
Results from companies carried by equity method	0.2		0.7	(0.1)
Results of non-current assets	(0.1)		7.4		2.4
PROFIT BEFORE TAXES	217.5	74.8	161.1	20.7	(72.1)
Corporate tax and minority shareholders	(69.7)	(27.9)	(51.8)	(6.7)	25.0
NET PROFIT	147.8	46.9	109.3	14.0	(47.1)

First Quarter 2006

Million Euros

	GENER.	RENEW.	DISTRIB.	SUPPLY & GAS	STRUCT.
Net sales	1,345.8	215.2	265.5	618.8	(396.8)
Procurement	(556.6)			(628.9)	389.8
Emission allowances	(107.4)
GROSS MARGIN	681.8	215.2	265.5	(10.1)	(7.0)
Emission allowances	6.2
Net operating expenses	(118.5)	(30.6)	(124.9)	(13.6)	11.6
Net personnel expenses	(53.1)	(5.3)	(5.3)	(11.1)	(35.4)
Personnel	(57.8)	(6.5)	(69.5)	(11.1)	(36.8)
In house work on fixed assets	4.7	1.2	18.2		1.4
Net external services	(65.4)	(25.3)	(73.6)	(2.5)	47.0
External services	(73.1)	(27.7)	(90.3)	(9.2)	57.6
Other operating revenues	7.7	2.4	16.7	6.7	(10.6)
Taxes	(18.0)	(1.9)	(24.4)	(3.6)	(0.9)
EBITDA	551.5	182.7	116.2	(27.3)	3.7
Amortisation and Provisions	(96.4)	(41.7)	(41.7)	(2.1)	(6.9)
EBIT / operating profit	455.1	141.0	51.5	(29.4)	(3.2)
Financial result	(20.0)	(21.2)	(18.1)	1.0	(73.6)
Results from companies carried by equity method	(2.0)		0.6
Results of non-current assets	0.3				2.2
PROFIT BEFORE TAXES	433.4	119.8	34.0	(28.4)	(74.6)
Corporate tax and minority shareholders	(146.9)	(44.0)	(10.9)	10.1	0.2
NET PROFIT	286.5	75.8	23.1	(18.3)	(74.4)

50	First Quarter 2007 financial results

Statement Of Origin And Use Of Funds

First Quarter 2007

(Unaudited)

	Jan-March 2007	Jan-March 2006	Difference
EBIT	795	788	7
Amortisation	284	249	35
Provisions	9	19	(10)
Pension fund allocations	(11)	10	(21)
Operating Cash Flow	1,077	1,066	11
Interest paid	(183)	(195)	12
Interest received	39	41	(2)
Dividends received from affiliates		5	(5)
Minority interests	(9)	(6)	(3)
Taxes	(193)	(221)	28
Gross Cash Flow	731	690	41
Dividends paid	(406)	(331)	(75)
Retained Cash Flow	325	359	(34)
Investments	(506)	(435)	(71)
Fixed asset disposals	(9)	2	(11)
Financial asset disposals
Taxes on investment	(1)	(1)
Pension payments and other	(56)	(54)	(2)
Total Cash Flow Allocations	(572)	(488)	(84)
Capital subsidies received	43	29	14
Change in working capital	(38)	(450)	412
Change in debt	242	549	(307)
Change in consolidation perimeter	4	2	2
Change in Gross debt	246	551	(305)

First Quarter 2007 financial results	51

Stock Market Evolution

IBERDROLA stock	Q1 2007	Q1 2006
Number of shares outstanding	901,549,181	901,549,181
Share price at close of period	35.39	26.64
Average price over period	33.62	24.97
Average daily volume	10,363,205	6,981,824
Maximum volume (16-02-07/21-02-06)	54,401,371	26,886,823
Minimum volume (25-01-07/02-01-06)	4,600,289	2,086,955
Dividends paid (€)	1.063	0.89
Interim (2 January 2007 / 2 January 2006)	0.450	0.37
Supplemental (Payable 2 July 2007/ 3 July 2006)	0.593	0.52
AGM attendance premium	0.02	—
Yield per share (Div paid year/ price close of previous year)	3.21%	3.8%

IBERDROLA Senior Unsecured Debt Credit Rating
Agency	Rating	Outlook
Standard & Poors	A	Negative
Moody´s	A2	Negative
Fitch IBCA	A+	Negative

NOTE: Since the asset acquisition agreement signed with Gas Natural, S&P, Moody´s and Fitch put the ratings of IBERDROLA’s Senior Debt on “credit watch with negative implications”, “review for a possible downgrade” and “credit watch negative (RWN)”, respectively. In April 2007, Fitch downgraded IBERDROLA’s rating from AA- to A+, as a result of the closing of the transaction.

52	First Quarter 2007 financial results

APPENDIX.- IBERDROLA and Sustainability

IBERDROLA’s contribution to sustainable development is reflected in several corporate responsibility practices that attend to the needs and expectations of its interest groups, with whom the Company maintains a combination of open communication channels and dialogue, which are designed for: communication on goals, activities and successes achieved in the three areas of sustainable development (economic, environmental and social), as well as receiving evaluations and requests from the parties involved.

1. SUSTAINABILITY INDICATORS

Sustainability Indicators	Q1 2006	Q1 2007
Contribution to GDP (Gross Margin) (*)	0.50%	0.47%
Contribution to GDP (Turnover) (*)	0.89%	1.07%
Investments on equipment (million euros)	425	478
Investments on clean generation (million euros)	91.8	218
Net profit (million euros)	346.6	458.2
Dividend yield (%)	3.8%	3.21%
Emissions of CO2 in the period (gr. CO2/kWh). CO2 /kWh). Total	247	188
Emissions of CO2 in the period (gr. CO2/kWh). CO2 /kWh). Spain	212	133
Emission-free production: total (GWh)	11,301	14,095
Emission-free production: Spain (GWh)	11,071	13,832
Production free of emissions over total production (%)	48.8%	56.9%
Ratio of emission-free production in Spain to total production (%)	62.3%	76.0%
Total emission-free installed capacity (MW)	16,376	17,045
Total emission-free installed capacity in Spain (MW)	16,077	16,738
Total emission-free installed capacity (%)	58.7%	55.9%
Emission-free installed capacity in Spain (%)	65.3%	64.2%

(*)	Data from 2006 and 2005. Source: Spain National Quarterly Accounting -INE (last data published for the fourth quarter of 2006)

First Quarter 2007 financial results	53

Change in specific emissions in the thermal mix: CO2, SO2, particles and NOX

54	First Quarter 2007 financial results

2. INDEXES, RATINGS AND AWARDS

Presence of Iberdrola in indexes and Sustainability, Reputation, and Corporate Governance rankings

Sustainability Indexes	Rating / Position

Jones Sustainability World Index 06 Dow Jones Sustainability Stoxx Index 06	74 points / Group of leaders in sustainability 74 points / Group of leaders in sustainability

Climate Leadership Index	Only Spanish utility included in the index

Storebrand Investments SRI	Number two power company worldwide

OEKOM	B- / Group of leaders: Top Spanish company and among the top 3 in the Worldwide Utilities category

Global 100	IBERDROLA among the 100 most sustainable companies in the world Second consecutive year

Global Roundtable on Climate Change	IBERDROLA is among the sponsors

Pacific Sustainability Index (PSI)	Group of leaders: Among the top 3 in the Energy & Utilities Sectors category

BusinessWeek, Climate Group	Group of leaders: Top 3 ranking of most noteworthy companies in the management of greenhouse gases (GG) and Top 10 in companies that have contributed most to reducing GG’s and have been leading on environmental management in the last 10 years

INNOVEST	Included in group 5 “Best in class” for the utilities sector

VIGEO	Rating from neutral to positive in the main categories

CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA in utilities sector Leadership Group

First Quarter 2007 financial results	55

Corporate Reputation Indexes	Rating / Position
MERCO 2007	IBERDROLA is in eighth position among the 100 companies comprising the overall ranking and again leads the Energy, Gas and Water sector

Corporate Governance Indexes	Rating / Position
ISS	Index Ranking 76,4. Industry Ranking 71,4

3. ENVIRONMENTAL COMMITMENT AND SOCIALLY RESPONSIBLE INVESTMENT

Analyst and Investor Assessment of Socially Responsible Investment

IBERDROLA is among the sponsors of the Global Roundtable on Climate the network for action against climate change

IBERDROLA is one of the companies sponsoring the Network for Action against Climate Change, under the aegis of the Global Roundtable on Climate Change (GROCC), which was unveiled in late February at an event held in New York.

The declaration of principles by this international network, which has been joined by close to one hundred multinationals from all economic sectors, focuses on a determination to bring influence to bear in the political, social and industrial spheres in order to make the energy systems necessary for economic growth sustainable.

This founding document, which assumes that climate change is an urgent problem, urges governments to establish objectives and prices for CO2emissions and other greenhouse gas emissions, at the same time demanding that policies promoting energy efficiency be developed.

IBERDROLA, named for the second year in a row as one of the 100 most sustainable companies in the world

For the second year in a row, IBERDROLA has been selected as one of the 100 most sustainable companies in the world, according to the Global 100 Most Sustainable Corporations in the World, an index unveiled in late January at the World Economic Forum in Davos, Switzerland.

56	First Quarter 2007 financial results

In addition, IBERDROLA continues to be the only Spanish electric utility included in this index, prepared for the third year by Corporate Knights, a Canadian magazine specializing in corporate social responsibility, and by Innovest Strategic Value Advisors, a sustainability studies firm, which analyzes risk and stock market value components and their relationship to environmental protection, social responsibility and corporate governance initiatives.

Analyst and Investor Asessment of Corporate Reputation

MERCO 2007. Iberdrola is in eighth position among the 100 companies comprising the general classification, and again leads the Energy, Gas and Water sector

According to the results of the 2007 Spanish Corporate Reputation Monitor (MERCO), the chief of the reputation indicators published in Spain, IBERDROLA is in eighth position among the 100 companies comprising the overall ranking and again leads the Energy, Gas and Water sector.

As far as business leaders with the best reputation are concerned, IBERDROLA’s President, Ignacio Galán, is in one of the lead positions among Spanish business leaders, ranking tenth out of the 100 leaders rated.

The method whereby the MERCO index is prepared includes a survey of 12,000 business leaders and an evaluation by various groups of experts. Financial analysts evaluate the economic and financial results; members of NGOs do the same for ethics and corporate social responsibility; union representatives weigh employment quality; and consumer associations evaluate the quality of the sales offerings. In addition, a group of opinion leaders evaluates the business managers. Finally, analysts from the Institute in charge of the charge check the reputation of companies against a “ merits questionnaire” and compare the information received.

4. CONTRIBUTION TO SOCIAL DEVELOPMENT

For IBERDROLA, the key events of 2007 with regard to its social dimension were as follows:

a) “Education and Training” Programme

•

Promotion of Electrical Safety. IBERDROLA has continued its electrical hazard prevention awareness campaigns, offering courses to various professional groups: Electricity Installers (in Valencia and Valladolid) and Construction Companies (in Murcia).

•

Promotion of Energy Savings and Efficiency. Under the agreement with the Community of Madrid for the promotion of energy savings and efficiency, two new Energy Savings Guidebooks have been developed, one for Food Businesses and another for Restaurant Companies.

First Quarter 2007 financial results	57

•

University Support. IBERDROLA continues its support to Spanish universities, having signed various cooperation agreements during this period with the Universities of Deusto (Basque Country), Castilla-La Mancha, Cantabria, and Jaime I de Castellón.

b) Surrounding Economic Development” Programme’

•

Regional Advisory Boards. Working meetings have been held of the Consultative Committees of Andalucia, Castilla y León and the Valencia Community, respectively, which were formed by major industrial and financial groups of these Communities.

•

Dissemination of Corporate Social Responsibility. IBERDROLA has participated in 4 conferences promoting corporate social responsibility practices, presenting the “IBERDROLA model” to business and academic circles.

c) Art and culture programme

•

Reconstruction and Lighting of Monuments. The inauguration has been held of the complete restoration and lighting work performed at the Cartuja de Miraflores (Burgos). In addition, exterior lighting projects have been undertaken at: Yuso Monastery (San Millán de la Cogolla-La Rioja) and Hospital de la Santa Cruz (Barcelona)

•

Support for cultural organizations. As part of IBERDROLA’s policy of support for foundations and cultural institutions, it has renewed cooperation agreements with the Bilbao Choral Society and the Ondarreta de Getxo Choral Society (Vizcaya); in addition to which it has sponsored a CD book with the Euskadi Symphony Orchestra as part of a project to bring classical music to younger audiences.

d) “Solidarity” Programme

•

“Implica2” Project for the disabled. Project “Implica2,” the objective of which is to promote competitive access to the job market by disabled persons, is preparing to expand to the Community of Murcia. The respective agreement would involve the Federation of organisations working for victims of mental disability and cerebral palsy) and the Murcia Work and Social Policy Council.

•

‘Castilla-La Mancha Olympic and Para- olympic’ programme. IBERDROLA has signed an agreement with the Castilla-La Mancha Culture and Sports Foundation to support the “Castilla-La Mancha Olympic Promises and Para-Olympics” program and another thirteen initiatives.

•	Support for other solidarity projects. The company has cooperated with various entities involved in solidarity tasks in Albacete, Cádiz, Cuenca and Vizcaya.

e) ‘Environmental Sponsorships’ Programme’

•	Actions against Climate Change. IBERDROLA is one of the companies sponsoring the Network for Action against Climate Change, under the aegis of the Global Roundtable on Climate Change (GROCC), and

58	First Quarter 2007 financial results

unveiled in New York in February 2007; this initiative has been joined by close to one hundred multinationals from all economic sectors.

5. CORPORATE GOVERNANCE

The highlights for Corporate Governance over the first quarter of 2007 were as follows:

General Shareholders Meeting Held On 29th of March 2007 last, at the Palacio Euskalduna in Bilbao, the Company’s General Shareholders meeting was held, with due notice for this purpose, and was chaired for the first time by its President and Managing Director, Ignacio Sánchez Galán.

The Meeting, which went into session with a quorum of 77.33% of the share capital (14.55% present and 62.78% represented), discussed and resolved matters regarding (i) the Annual Accounts and corporate management, (ii) the composition of the Board of Directors and the express authorisations and delegations that are being requested for that body, (ii) bringing internal regulations into line with the Unified Code of Good Governance, approved by the National Securities Market Commission (Comisión Nacional del Mercado de Valores -CNMV) on 22 May, 2006, and other bylaws and regulatory amendments, and (iv) the Scottish Power Plc transaction.

All of the resolutions were approved by a majority of shareholders, with a vote in favour greater than 99% of the capital present and represented at the meeting.

i) Resolutions regarding the Annual Accounts and the corporate management

The General Meeting approved the Annual Accounts for the 2006 fiscal year and the Management Reports for the Company and its Consolidated Group, as well as the corporate management and performance by the Board of Directors during the 2006 fiscal year. In addition, the proposed allocation of the results was approved, which includes the payment of a gross dividend of € 1.043 per share.

The full text of the Annual Accounts for the 2006 fiscal year and of the Management Reports on the Company and on its Consolidated Group, as well as the respective auditors’ reports, are available at www.iberdrola.com.

ii) Resolutions regarding the composition of the Board of Directors and the express authorisations and delegations in favour of that body

The General Shareholders Meeting resolved to confirm the Director appointments made by cooptation since the last Meeting was held, namely, Iñigo Víctor de Oriol Ibarra, Inés Macho Stadler, Braulio Medel Cámara and José Carlos Pla Royo, as well as to re-elect the first three as Directors and José Orbegozo Arroyo, Lucas María de Oriol López-Montenegro, Mariano de Ybarra y Zubiría and Xabier de Irala Estévez. Lastly, it was also resolved to appoint Nicolás Osuna García as a Director, all of them for the five-year term stipulated in the bylaws.

First Quarter 2007 financial results	59

Accordingly the Board of Directors of Iberdrola is currently made up of a total of fifteen Directors, of which only the President and Managing Director are classified as executive. The remaining 14 directors include 12 independents, one representing substantial shareholders and one classified within the category of “other external shareholders”.

Details on the Directors’ identity, type and profile, as well as on the composition of the Executive Board, the Auditing and Compliance Board, and the Appointments and Salaries Committee, are available in continuously updated form at the Company Web site (www. iberdrola.com).

Furthermore, the General Meeting resolved to authorise the Board of Directors so that, subsequent to the completion of the merger transaction with Scottish Power Plc, it may carry out an Iberdrola share split at the rate of 1 to 4. As a result of this split, the number of shares outstanding will be increased fourfold, reducing the nominal value of each share from 3 euros to 0.75 euros, without modifying the share capital figure. In addition, as a result, Article 5 of the Corporate Bylaws on share capital will be amended.

The objectives of the split, which will be carried out in any case once the integration with Scottish Power Plc is completed, are fundamentally to offer the stock greater liquidity and negotiability and to further the performance of the loyalty-building programmes directed at investors (such as, for example, the Dividend Reinvestment Plan, implemented by the company in 2006).

In addition, the General Meeting approved the granting of the following express authorisations and delegations in favour of the Board of Directors:

•	Authorisation for the derivative acquisition of treasury stock by the Company and/or by its Subsidiaries, up to a limit of 5% of the share capital and for a maximum term of 18 months.

•

Delegation, for a period of five years, of the authority to issue: a) bonds or simple debentures and other fixed-income securities of a similar nature, as well as preferred shares, with a maximum limit of € 20.0 billion and b) notes with a maximum amount, separately from the foregoing, of € 4.0 billion, and authorisation for the Board to be able to guarantee, on behalf of the Company within the limits specified above, the new securities issues that may be made by Subsidiaries.

•	Authorisation to request the admission and exclusion of the securities issues or that may be issued by the Company from trading on secondary markets.

•	Authorisation to the Board of Directors for the creation and endowment of Associations and Foundations up to the amount of € 10 million yearly.

60	First Quarter 2007 financial results

iii) Resolutions relative to compliance with the Unified Code of Good Governance and other bylaws and regulatory amendments

The General Meeting also approved the proposed amendments of the Corporate Bylaws and Shareholder Meeting Rules and the new amalgamated drafts of these documents, and took note of the amendment and approval, dated 20 February, of a new amalgamated draft of the Board of Directors’ Rules.

In this regard, on the same date the Board of Directors resolved to amend the Internal Rules of Conduct on Securities Markets and the Appointments and Salaries Committee’s Rules, as well as to ratify the amendment of the Auditing and Compliance Committee’s Rules as approved by that Committee at a session on 14 February 2007, amendments which went into effect on 29 March 2007, as a result of the aforesaid proposed amendments of the Corporate Bylaws and the General Shareholders Meeting Rules, with the exception of the Internal Rules of Conduct on Securities Markets, which will become effective on 28 April 2007.

The purpose of these amendments is to bring the Company’s internal rules into line with the recommendations of the Unified Code of Good Governance, as well as to amend them for the purpose of clarifying the rules on certain matters.

The full draft of the Corporate Bylaws, the General Shareholders Meeting Rules, and the remaining internal rules for the corporate bodies currently in force may be consulted at www.iberdrola.com.

iv) Resolutions relative to the Scottish Power Plc transaction

In connection with the combination agreement reached with Scottish Power Plc in November 2006, the General Shareholders Meeting resolved to increase the capital stock of Iberdrola by a maximum of 263,377,413 shares, representing over 20% of the share capital resulting from the increase. The equivalent value of that capital increase, for a maximum of approximately € 8,625 billion between the par value and the issuance premium, will be paid in by means of non-monetary contributions consisting of ordinary shares of Scottish Power Plc.

In addition, the General Meeting has approved an issue of simple debentures for a nominal amount ranging from 20 to 750 million pounds sterling for the purpose of meeting the claims of ordinary shareholders of Scottish Power Plc, who choose to receive debentures in full or partial cash consideration for their shares, delegating to the Board the authority to set the terms and conditions of that issue.

Furthermore, the General Meeting authorised (i) the continuation, once the Scottish Power Plc transaction is completed, of the plans established for the employees of the Scottish Power Plc group, in which residual rights exist to acquire shares of that company after the transaction, for the sole purpose of administering those residual rights in accordance with the plan rules and (ii) the delivery of Iberdrola shares, under the terms provided for in the Scottish Power Plc transaction, in relation to the Scottish Power Plc shares that are issued once the Scottish Power Plc transaction is completed, to the holders of such residual rights for the liquidation thereof.

First Quarter 2007 financial results	61

Similarly, for the purpose of meeting Iberdrola’s commitments in the context of the Scottish Power Plc transaction on the future maintenance of this company’s policy of compensating its personnel in shares, the General Meeting has authorised the Board of Directors so that it will be able to implement, develop and execute plans intended for the employees of Scottish Power Plc and extend them to all employees of the new Iberdrola Group and, for this purpose, it has agreed to increase the share capital, through monetary contributions, by issuing 11,649,266 new shares (or 46,597,064 new shares if the increase is carried out after the completion of the stock split described above) with exclusion of a pre-emptive right of subscription.

It is expected that the deal with Scottish Power Plc, also approved by the General Shareholders Meeting of the Scottish company this 30th of March, will be finalised during April, following the completion of the remaining relevant steps to be taken in accordance with the rules on the matter.

All information on the ScottishPower transaction may be accessed at www.iberdrola.com.

Information Transparency

One of our Company’s core corporate governance principles is to promote maximum transparency in the information - financial and other - provided to shareholders and markets. In this regard, during the first quarter of 2007, there has been a high level of activity involving face-to-face information sessions with institutional investors and financial analysts.

On February 20, 2007, the Board approved the Annual Report on Corporate Governance for 2006, in accordance with the form required by Circular 1/2004 of 17 March of the Spanish securities regulator (CNMV).

On the same date, the Board of Directors approved the Report on the Activities of the Audit and Compliance Board for fiscal year 2006, the publication of which is intended to contribute to “good practices” in corporate governance by disseminating the annual activities of the latter Board.

Furthermore, the most significant events concerning the Company and all the relevant information it discloses (with a possible impact on the share price) have been reported first to the CNMV as a relevant event.

Once the information has been sent to the CNMV, and to the Takeover Panel and the SEC, through the appropriate channel, it was transmitted to analysts, as well as to the primary news media and international, local and regional news agencies, and then posted on the corporate Web site, in both Spanish and English.

62	First Quarter 2007 financial results

Spanish stock market commission (CNMV): Chief Relevant Events for the first quarter of 2007

Event	Registration No.
Acquisitions or transfers of holdings: The Company reports that today, 30 March 207, the shareholders of Scottish Power PLC have approved the Scheme of Arrangement, at the Meeting called by order of the Edinburgh Court of Sessions, as well as at the extraordinary General Meeting, both regarding the integration with IBERDROLA, S.A.	78700
Acquisitions or transfers of holdings: ACS has reported to the Takeover Panel in London, pursuant to Article 8 of the Mergers and Acquisitions Code, that the derivatives contract, specifically an equity swap, referred to in the previous Relevant Events of 28 December 2006 and 10 and 23 January and 12 February 2007 affects as of today’s date a total of 27,046,475 shares representing 3% of the share capital of IBERDROLA, S.A.	78693
Acquisitions or transfers of holdings: BBVA sends information regarding transactions made by BBVA on IBERDROLA on 29/03/2007 on the basis of discretionary management of client/investor funds.	78678
Acquisitions or transfers of holdings: The Company announces that the General Shareholders Meeting, held on second notice on this date, has approved each and every one of the resolutions included in the Agenda.	78634
Acquisitions or transfers of holdings: With regard to the deal announced by IBERDROLA, S.A. with ScottishPower, BBVA announces the operations made on IBERDROLA, S.A. shares.	78624/78516/
78454/78404/
78342/78312/
78255/78217/
78181/78146/
78104/78067/
78036/77992/
77964/77903/
77817/77774/
77661/77578/
77512/77436v
77340/77270/
77188/77047/
76991/76931/
76888/76871/
76801/76701/
76630/76574/
76471/76419/
76346/76273/
76216/76171/
76105/76070/
76045/76030/
75882/75775/
75693/75671/
75590/75564/
75532/75446/
75328/75227/
75184/75158/
75112/75039/

First Quarter 2007 financial results	63

Spanish stock market commission (CNMV): Chief Relevant Events for the first quarter of 2007 (cont.)

Event	Registration No.
Other Significant Events: The Company sends a Spanish translation of the Scheme Document, which includes the terms and conditions for the integration with Scottish Power Plc.	78034
Acquisitions or transfers of holdings: The Company announces that the English version of the Scheme Document (hereinafter the “Agreement Document”), which includes the terms for the integration of IBERDROLA, S.A. (“IBERDROLA”) with Scottish Power Plc was made available to Iberdrola shareholders at the company headquarters and on its corporate Web page (www.iberdrola.com). In addition, a copy of the pro forma financial information is attached as an Appendix to this notice.	77542
Notices of Meeting and Meeting Resolutions: The company remits the agenda for the Ordinary General Shareholders’ Meeting to take place on May 9 or 10,2007, on first and second notice respectively. The information attached is available to the public at the offices of the CNMV.	77421
Acquisitions or transfers of holdings: The Company submits the Scheme Document, which includes the terms for the integration of IBERDROLA, S.A. with Scottish Power, Plc	77320/77317
Notices of Meeting and Meeting Resolutions: The Board submits an expanded announcement on account of the notice of a General Shareholders Meeting, which will be held on 28 or 29 March, on first or second notice, respectively.	77309
Treasury stock increases or decreases: The Company submits the treasury stock purchase/sale transactions at the market session on 21 February 2007.	77181
Annual Corporate Governance Report.	77051
Issuer Earnings Report: The Company communicates on the financial results for H2 2006.	77008
Board of Directors Resolutions: The company announced the resolutions adopted by the Board of Directors on this date, highlighting among these the notice of a General Shareholders Meeting to be held on 28 and 29 March.	76979
Other Significant Facts: BBVA announces transactions made with IBERDROLA, S.A. shares on the basis of discretionary management of client/investor funds.	76954
Acquisitions or transfers of holdings: ACS has reported to the Takeover Panel in London, pursuant to Article 8 of the Mergers and Acquisitions Code, that the derivatives contract, specifically equity swap, referred to in the previous Relevant Events of 28 December 2006 and 10 and 23 January 2007 as of today’s date affects 21,995,554 shares representing 2.440% of the share capital of IBERDROLA, S.A.	76628
Acquisitions or transfers of holdings: Omega Capital, S.L. announced that as of 3 February 2007 it owns 2% of the capital of IBERDROLA, S.A.	76338
Treasury stock increases or decreases: The company announces that it has made treasury stock purchase/sale transactions at the market session on 1 February 2007.	76184
Relevant Events on compensation systems: IBERDROLA, S.A. announces that pursuant to the Board of Directors resolution, it will offer its employees, for the third year in a row, the possibility of receiving part of their variable remuneration in shares. Delivery will take place during February 2007.	76059
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions it made at the market session on 25 January 2007.	76018
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions it made at the market session on 17 January 2007.	75646

64	First Quarter 2007 financial results

Spanish stock market commission (CNMV): Chief Relevant Events for the first quarter of 2007 (cont.)
Event	Registration No.
Acquisitions or transfers of holdings: BBVA announces the transactions made with IBERDROLA, S.A. shares at the session on 16 January 2007.	75614
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 16 January 2007.	75604
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 15 January 2007.	75583
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 12 January 2007.	75556
Acquisitions or transfers of holdings: With regard to the transaction announced by IBERDROLA, S.A. on ScottishPower, BBVA announces the transactions made with IBERDROLA, S.A. shares on the basis of discretionary management of client/investor funds since this past 10 November 2006 until 21 December 2006, inclusive.	75534
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 11 January 2007.	75524
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 10 January 2007.	75440
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 9 January 2007.	75313
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 8 January 2007.	75197
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 5 January 2007.	75180
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 4 January 2007.	75141
Treasury stock increases or decreases: The company submitted a correction of Relevant Event No. 75081 regarding its treasury stock purchase/sale transactions at the market session on 3 January 2007.	75103
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 3 January 2007.	75081
Treasury stock increases or decreases: The company announces the treasury stock purchase/sale transactions that it has made at the market session on 2 January 2007.	74977
Acquisitions or transfers of holdings: BBVA announces the transactions made with IBERDROLA, S.A. shares.	74881

First Quarter 2007 financial results	65

IBERDROLA informs you that the data used to send you this information are included in a file property of IBERDROLA, S. A., with the only purpose of sending you financial information about the Company. Such data were included in our file either at your request or due to previous relations held between you and IBERDROLA.

As stated by the Organic Law 15/1999 of 13 December on the Protection of Personal Data (Ley Orgánica de Protección de Datos de Carácter Personal, LO 15/1999), you can at any time exercise your rights of access, rectification, objection and cancellation on your personal data. Should this be the case, you must send a letter, with a photocopy of your identity card or passport attached, to the following address:

IBERDROLA, S.A.

Investor relations

C/Tomás Redondo, 1

28033 - Madrid (Spain)

Notwithstanding this, if you are not interested in receiving any more information related to Iberdrola, please let us know by calling the toll free line +34 900 10 00 19.

IBERDROLA, S.A. Investor relations Phone: 00 34 91 784 2804 Fax:0034 91 784 2064 investor.relations@iberdrola.es

IBERDROLA + ScottishPower

BIRTH OF A WORLD LEADER

Valencia, April 26th 2007

IBERDROLA
ScottishPower

IBERDROLA

Introduction Introduction Ignacio Galán Ignacio Galán Chairman & CEO Chairman & CEO Exhibit 99.5

Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ScottishPower
A combination aligned with
the principles of Iberdrola’s strategy …
…
…
that will generate more value for shareholders
that will generate more value for shareholders
Accelerates
projected growth
Diversifies risk
Provides new
business
opportunities for
long term growth
Maintains
financial solidity
+
Strategic
fit

4
ScottishPower
Fulfilling the established criteria
for non-organic growth
Strategic
Criteria
Financial
Criteria
Form
• • Liberalised markets Liberalised markets
• • Integrated businesses Integrated businesses
• • Operating & technological Operating & technological
synergies synergies
• • Complimentary businesses Complimentary businesses
• • No dilution of EPS & CPS No dilution of EPS & CPS
• • Maintaining financial Maintaining financial
solidity solidity
• • Commitment with ratings Commitment with ratings
• • Through a friendly Through a friendly
agreement between both agreement between both
parties parties

5 ScottishPower Fully supported by the shareholders of both companies … 99.5% 97.6% • Of attending capital voted in favour • Of shareholders voted in favour • 77.3% attendance record

27-nov-06
18-dic-06
8-ene-07
29-ene-07
19-feb-07
12-mar-07
2-abr-07
23-abr-07

6
ScottishPower
… and by the market …
Iberdrola Iberdrola +14.1% +14.1%
ScottishPower ScottishPower
+9.1% +9.1%
…
…
with over Eur
with over Eur
4.0 Bn* of value creation
4.0 Bn* of value creation
since announcement
since announcement
* As of 23-April-07

7
ScottishPower
One of the largest
electricity companies in the world …
+
Over 67 Bn Eur
of enterprise
value
…
…
and one of the largest transactions
and one of the largest transactions
in the Spanish business history
in the Spanish business history

IBERDROLA ScottishPower

ScottishPower
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA

ScottishPower
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA
IBERDROLA

8
ScottishPower
Major global presence …
…
…
with operations in over 30 countries worldwide
with operations in over 30 countries worldwide
Spain
Portugal
Italy
Greece
U.K.
Germany
Poland
France
Brazil
Mexico
U.S.A.
Chile
Guatemala
Bolivia

9
ScottishPower
Well positioned for further growth …
…
…
with a large portfolio of projects
with a large portfolio of projects
Europe: a reference player
in the future Single Energy Market …
• Benefiting from EU liberalization & integration
• Spain & UK as platforms for further expansion
• Playing a leading role in wind energy
North America: main growth
opportunity for the Group
• Leading energy player (wind, gas, other…)
Latin America: presence in highest
growth areas (Mexico, Brazil)
• Growing organically with potential
additional opportunities

10
ScottishPower
A larger Iberdrola …
…
…
with significant expansion in all business areas
with significant expansion in all business areas
Points of Supply
+18%
Wind Energy* (MW)
+44%
Conventional
Generation (MW)
+25%
Total Installed Capacity
(MW)
+28%
IBE IBE + SPW
* Includes mini-hydro & other renewable energy technologies
25,950
4,552
30,502
18.4
32,524
6,562
39,086
21.8

11
ScottishPower
Worldwide leader in wind energy …
…
…
with a huge pipeline that
with a huge pipeline that
provides for future growth
provides for future growth
Pipeline
6,562 MW
of installed
capacity
37,675 MW
of pipeline*
+
+
Spain
U.K.
Rest of
Europe*
USA
Latam
Rest of
world
* Includes mini-hydro & other renewable energy technologies
6,166
5,996
5,382
19,231
400
500

12 ScottishPower The combination strengthens our commitments … Shareholders Customers Society People +

13 … based on a powerful business platform ScottishPower + Worldwide leader in wind energy Benchmark in efficiency Financial solidity Low external dependency Low cost & low emissions mix

14 ScottishPower + Profitable + Global + Solid + Growth + Balanced Together we will grow more Together we will grow more Iberdrola + ScottishPower: a worldwide leader emerges + Efficient

End of the End of the Introduction Introduction

Technical Session I Technical Session I Introduction to Introduction to ScottishPower ScottishPower & its markets & its markets Exhibit 99.6

2
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3 Agenda Introduction to UK and US Utility Sectors Introduction to UK and US Utility Sectors Introduction to ScottishPower Introduction to ScottishPower

4
Positive macroeconomic backdrop
Second largest EU energy market
History of early deregulation and privatisation leading to three distinct subsectors:
• Generation – market based with attractive fundamentals
• Supply – liberalised, consolidated market
• Transmission / Distribution – asset based regulation
Independent and stable regulatory environment
Need for investment in future capacity highlighted in recent government Energy
Review
Rapidly developing opportunities, particularly in ScottishPower’s core US subsectors:
• Wind Generation
• Gas Storage
• Energy Management
UK market
US market
Key messages

5
Source: EIU, US Energy Information Administration, Bloomberg
Note: 1. Estimated 2006 GDP per capita (US$ at PPP)
2. Current central bank rates
3. UK: 10 year gilt; Spain: 10 year government bond; US: 10 year Treasury Bond as at 23 April 2007
4. Percentage change in consumer price index over previous year
Strong macroeconomic fundamentals support growth prospects
2006e GDP per capita (US$)
(1)
2006 real GDP growth (% pa)
Short term interest rate
(2)
Long term interest rate
(3)
2006 inflation
(4)
34,300
2.7%
5.25%
5.05%
2.3%
UK
28,140
3.9%
3.75%
4.23%
3.5%
Spain
44,237
3.3%
5.25%
4.64%
3.2%
US
2006 energy demand (TWh) 409 268 3,820
UK, US and Spain: macroeconomic
background

6
Production (TWh)
Net imports/ (exports) (TWh)
Installed capacity (MW)
Electricity points of supply
(MM)
399
9
81,738
26.7
Gas points of supply (MM) 21.4
Source: Department of Trade and Industry, Ofgem, UCTE and REE
Note UK: Production and net imports for 2006. Points of supply as at Mar 2006
Note Spain: Production, net imports and installed capacity for 2006. Electricity points of supply as at Sep 2006. Gas points of supply as at Dec 2006
UK
271
(3)
82,336
25.2
6.4
Spain
The UK and Spanish markets are the “power islands” in Europe –
the UK is a significantly larger market than Spain
UK and Spain: key energy market data

7 UK: key current utility sector themes Key drivers Security of supply Competitive markets Environment Energy efficiency All these themes are at the heart of Iberdrola’s strategic plan

8
Regulation
From pool concept
to bilateral
concept
BETTA
(2)
live
Electricity pool opens
for trading
Mar 1990 Apr 2005
UK market has gone through a process of regulatory change and industry restructuring in order to reach a stable framework today
Privatisation
New foreign
entrants
Vertical
integration
Early 90s Mid 90s 2000 - today
Ownership
Mar 2001
Note: (1) New Electricity Trading Arrangements (NETA)
(2) British Electicity Trading and Transmission Arrangements (BETTA)
UK generation: regulation and industry
development
NETA
(1)
live
2001

IBERDROLA ScottishPower

BE
RWE
SSE
E.ON
SPW
IP
EDF
Drax
Centrica
Intergen
Other

9
Fuel mix
Source: Department of Trade & Industry, ScottishPower Interim Results Presentation Sep 2006
Market share of top 10 players
Source: Department of Trade and Industry
Note: (1) ScottishPower UK installed capacity as at Mar 2007; fuel mix and market share are based on installed capacity
Total UK capacity Total UK capacity 81,738 MW 81,738 MW
Total SPW capacity Total SPW capacity
(1) (1)
6,380 MW 6,380 MW
3%
4%
5%
7%
8%
13%
13%
15%
UK generation market is competitive compared to certain other
European countries
12%
6%
14%
“Big Six” Integrated Supplier
UK generation: players and fuel mix
4%
5%
35%
Coal Hydro Renewables
38%
Gas
15%
Nuclear
3%
Oil

Existing capacity (GW)
05/06
06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
16/17

10
Greater need for new build in the UK compared to other European countries due to ageing coal and nuclear fleets
10
20
30
40
50
60
70
80
90
Peak demand:
75GW by 2016/17
With 20% margin:
90GW by 2016/17
Post 2016/17
20 to 35 GW
supply gap
“Over next two decades, UK needs
substantial investment in generation
capacity to replace closing coal, oil
and nuclear plant…”
Energy Review, July 2006
Coal
CCGT and CHP
Nuclear
OCGT and Oil
Hydro
Renewables
Existing capacity:
55GW by 2016/17
UK generation: significant new build
required

2000
2001
2002
2003
2004
2005
2006

2002/03
2003/04
2004/05
2005/06
2015/16

11
Source: BWEA, Department of Trade and Industry, Ofgem
Compliance shortfall creates further opportunities
Obligatory % supply from renewable sources
Shortfall
Actual supply from
renewable sources (%)
UK renewables: high growth outlook
with committed targets
...
15.4
1
4
3
2
5
15
3.0
4.3
4.9
5.5
UK wind installed capacity (MW)
Pre Renewable
Obligation
Renewable
Obligation
1,963
1,353
888
648
552
474
406
CAGR
37%

12
UK supply: regulation and industry
development
Regulation
Consumers using
>1 MW allowed
to switch
Consumers using >100
kW allowed to switch
May 1990
2001
The UK supply market is one of the most open and deregulated markets in Europe
14 companies
to 6
companies
Consolidated
to sustainable
status quo
1996 - 2005 Today
Ownership
May 1994
May 1999
Utilities Act separates electricity
distribution and supply
Electricity and gas supply
markets fully open to
competition across UK
Ofgem confirm
fully competitive
market
Jul 2003

13
UK supply: overview of players
UK electricity customers (1) 26.7 MM
SPW electricity customers (2) 3.4 MM
Source: OFGEM, Mar 2006 Note (1) Market shares as at Mar 2006 based on total customers
(2) March 2007
Electricity
13%
15%
16%
20%
22%
Centrica E.ON SSE RWE SPW
Scottish Hydro (SSE)
ScottishPower (SPW)
Northern (RWE)
Norweb (E.ON)
SWALEC
(SSE)
Seeboard
(EDF)
Midlands
(E.ON)
Southern (SSE)
Manweb (SPW)
SWEB (EDF)
London (EDF)
East
Midlands
(E.ON)
Yorkshire (RWE)
Supply home areas Market share (1)
A clear dual fuel supply strategy has
emerged in the UK
13%
EDF
Eastern (E.ON)
UK gas customers (1) 21.4 MM
SPW gas customers (2) 2.0 MM
10%
10%
13%
52%
Centrica E.ON SSE RWE
Gas
6%
9%
SPW EDF

14
Regulation
Distribution
Review 3
A stable and predictable framework has emerged
Privatisation: 14
operators
Acquisitions by
foreign
companies
Consolidation to
7 operators
Early 90s
Mid 90s
2000 - today
Distribution
ownership
Distribution
Review 1
Transmission
Review 3
UK transmission and distribution:
Regulation and industry development
Distribution
Review 2
Transmission
Review 2
Distribution
Review 4
Transmission
Review 4
Transmission
Review 1
Nov 2004 Dec 1999 Jul 1995
Apr 1990
Jul 1992 Aug 1996 Sep 2000 Dec 2006

15
Distribution footprint
SPW Distribution SPW Distribution
RAB RAB
(1) (1)
Eur Eur 2,939 MM 2,939 MM
Distribution activity (by RAB)
Transmission activity (by RAB)
Source: Ofgem, Mar 2006 (1) As at March 2006, in 2002/3 prices, converted to Eur at 1.4755
(2) As at March 2007, in 2004/5 prices, converted to Eur at 1.4755
8%
21%
17%
16% 16%
12%
10%
EDF SSE SPW E.ON MidAmerican PPL United
Utilities
4%
12%
SSE SPW
Scottish Hydro
(SSE)
ScottishPower
(SPW)
Northern (MidAm.)
Norweb (UU)
SWALEC
(PPL)
Seeboard
(EDF)
Midlands
(E.ON)
Southern (SSE)
Manweb
(SPW)
SWEB (PPL)
Yorkshire  (MidAm.)
London
(EDF)
Eastern (EDF)
East Midlands
(E.ON)
Efficiencies are now being driven by
consolidation
84%
NG
UK transmission and distribution:
Overview of players
SPW Transmission SPW Transmission
RAB RAB
(2) (2)
Eur Eur 1,127 MM 1,127 MM

16
US renewables capacity (MW) US gas storage potential
Substantial growth – over 9 GW added in last
six years. Strong support through “PTC”
High US gas import dependency and
weather drive strong summer / winter price
differentials
0
MW
2000 2001 2002 2003 2005 2006 2004
US market: summary
US gas price (14 day Henry Hub average)
2007E
2,000
4,000
6,000
8,000
10,000
12,000
14,000
1.5
3.5
5.5
7.5
9.5
Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06
Winter/summer
spread
CAGR
28%

17
Conclusion
Supply
•
Fully liberalised market
•
Concentrated market structure
•
Market offers scale and opportunities
•
Attractive fundamentals and regulation
•
Significant new build needed
•
Limited regulatory / structural risk
•
Shortfall in renewable targets create further growth
opportunities
Generation
UK
Distribution
•
Stable asset based regulation
•
Need for capex supports returns
Liberalised
business
Regulated
business
Transmission
US
•
Rapidly developing opportunities in distinct sub-
sectors –
wind generation, gas storage, energy
management

18 Agenda Introduction to UK and US Utility Sectors Introduction to UK and US Utility Sectors Introduction to ScottishPower Introduction to ScottishPower

19
Key messages
Highly attractive UK integrated energy player
Highly attractive UK integrated energy player
•
•
Generation and trading
Generation and trading
•
•
Electricity and gas supply
Electricity and gas supply
•
•
Transmission and distribution
Transmission and distribution
Early mover in two key wind power markets
Early mover in two key wind power markets
•
•
No. 2 wind operator in US market
No. 2 wind operator in US market
•
•
No.1 UK onshore wind operator
No.1 UK onshore wind operator
Right strategic direction
Right strategic direction
•
•
Built strong positions organically and via M&A
Built strong positions organically and via M&A
•
•
Strong EBIT growth track record
Strong EBIT growth track record
Attractive set of investment opportunities
Attractive set of investment opportunities
Strong mix of high growth competitive and low risk regulated businesses

20
4,000 km
transmission
network
3.4MM distribution
points of supply
6,036 MW conv.
installed capacity
344 MW wind
installed capacity
5.4 MM customers
538 MW (2) conv.
installed capacity
1,666 MW wind
installed capacity
2.7 bcm gas
storage
ScottishPower today …
Note:  (1) GBP:Eur exchange rate GBP 1 : Eur 1.4755
(2) Includes PPM’s 47% ownership of Klamath Cogeneration’s output (506 MW total)
Business overview Key financial data
(1)
UK
Liberalised
Generation &
Supply
US & Canada
Liberalised
Generation &
Gas Storage
Revenue 8,980 8,980
EBITDA 1,952 1,952
Net income 887 887
Leverage 46% 46%
Well positioned in UK and US with strong financial profile
EBIT 1,570 1,570
Capex 1,378 1,378
Eur MM
UK Regulated
Transmission
& Distribution
12 months 12 months
to Sep 06 to Sep 06
Energy
Retail &
Wholesale
PPM
Energy
Energy
Networks

21
… created through a series of successful
strategic moves …
Note: (1) Installed capacity in 2000 excludes Inverkip and NEA/SHE contracts
Elec
2000
(1)
2007
Scotland
UK
1.7 MM
points of supply
3.4 MM
points of supply
2000 2007
Distribution growth
Gas
2.7
3.4
2.0
5.4
3.5
0.8
Customers (MM)
Geographic
diversification
Privatisation 1991
Manweb acquisition 1995
Generation
diversification
CCGT growth
2000 - 2004
Supply growth
Successful organic
growth and dual fuel
supply strategy
Coal Coal
Other Other
Coal Coal
6,380
6,380
4,500
4,500
CCGT CCGT
Wind+Hydro Wind+Hydro
CCGT CCGT
Wind+Hydro Wind+Hydro
Generation mix (MW)
Successfully targeted key domestic growth drivers

22
… whilst achieving strong EBIT growth
EBIT from continuing operations
1,284
993
845
717
693
200
400
600
800
1,000
1,200
1,400
2002
(1)
2003
(1)
2004
(1)
2005
(2)
2006
(2)
Eur MM
Note: (1) UK GAAP (2) IFRS (3) GBP:Eur assumed 1.4755

23
Growing to become leading player in UK
and US wind
ScottishPower is the leading wind operator in the UK and the second largest in the US with a strong pipeline
US wind: second biggest in the US
Cumulative installed capacity (MW)
UK wind: biggest in the UK
Cumulative installed capacity (MW)
2000 2001 2004 2005 2006
98
128
158
271
344
818
under
construction/
consented
2002
128
2003
128
2001
26
2002
326
2003
830
2005
1,271
2006
1,621
2,192
2004
830
Average annual capacity growth 2002-2006:
43 MW
Average annual capacity growth 2002-2006:
319 MW
2000
2
1. ScottishPower 17%
2. RWE 8%
3. E.ON 8%
Share of installed capacity
1. FPL
(1)
29%
2. ScottishPower
(1)
14%
3. MidAmerican 5%
Share of installed capacity
Source: BWEA Feb 2007, AWEA Apr 2007
Note: (1) Adjusted for contracted capacity
under
construction/
consented
2007 +
under const
2007 +
under const

24
Key ScottishPower strengths
•
UK requiring significant generation investment over the next 10 years
•
Leading positions in high growth renewables markets:
•
No. 1 UK onshore wind farm developer
•
No. 2 US wind farm developer
•
Network assets focused in high growth areas – renewable
infrastructure
Well positioned in
growth markets
•
Presence in all parts of the energy chain, diversifying risk in a competitive market with volatile commodity prices
•
Largely asset-backed businesses providing stable returns
•
Supportive regulatory and government framework
Integrated across
the full energy
value chain
•
Experienced management team
•
Strong track record of delivery – EBIT increased by 17% per annum between FY02 and FY06
•
Shareholder value focus – prioritising cash management and high levels of returns from investments
Track record

End of Technical End of Technical Session I Session I Introduction to Introduction to ScottishPower ScottishPower & its markets & its markets

IBERDROLA + ScottishPower

IBERDROLA
ScottishPower

BIRTH OF A WORLD LEADER

Valencia, April 26th 2007

IBERDROLA

Technical Session II Technical Session II ScottishPower ScottishPower UK liberalised businesses: UK liberalised businesses: Generation & Supply Generation & Supply Exhibit 99.7

2
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3 Agenda UK Conventional Generation UK Conventional Generation UK Supply UK Supply Integrated Generation and Supply Integrated Generation and Supply

•
Asset optimisation:
-
availability
- efficiency
- maintenance
•
Investment: thermal
- upgrades
- new capacity
•
Customer facing business
•
Value delivered from:
- sales capability
- targeted retention
- product innovation
- service delivery
•
Trading and scheduling:
- capture plant value
- minimise commodity
cost
- manage risk and return
•
Oversee full chain
economics:
- generation and supply
margins
Energy Wholesale Energy Retail
Managing the integrated business to maximise value
Integrated energy – UK value chain
Generation Trading Supply

… with joint decision making
Two businesses but one P&L
Each business brings its skills and knowledge to bear
Single view of forward wholesale prices
Joint understanding of marginal retail
economics
Joint decisions on retail pricing and
customer growth targets
Agreed view of long term “through the
cycle” supply net margins
EBIT
(1)
trend (IFRS excl. IAS 39)
2004/05
Full Year
2005/06
Full Year
2006/07
139MM
316MM
Half Year
319MM
Creating value by integrating
Generation and Supply
Integrated commercial approach …
(1) Converted to Eur at exchange rate of 1.4755

Overall aim of growing our portfolio of assets and customers
Maximising whole chain profitability
1.  Increase integrated energy margins
2.  Invest in generation assets
3.  Focus on operational performance
• Restore margins
• Grow customers when economic
• Competitive advantage from trading
• FGD at Longannet
• CCGT
• Drive value from plant
• Proactive customer service
• Benchmarked performance
Generation and Supply – strategic
focus

ScottishPower -
ScottishPower -
Generation
Generation
Agenda
Market overview
Market overview
UK Conventional Generation
UK Conventional Generation
UK Supply
UK Supply
Integrated Generation and Supply
Integrated Generation and Supply

Key messages
Shifting political and regulatory priorities
Shifting political and regulatory priorities
•
•
Before –
Before –
competition and pricing
competition and pricing
•
•
Now –
Now –
environment and security of supply
environment and security of supply
Significant new capacity requirements
Significant new capacity requirements
Wholesale power prices have tracked commodity cycle
Wholesale power prices have tracked commodity cycle
ScottishPower is one of the top generation players
ScottishPower is one of the top generation players
•
•
Attractive mix of assets
Attractive mix of assets
•
•
Customer hedge from supply business
Customer hedge from supply business
•
•
Strong investment opportunities
Strong investment opportunities
Managing the integrated Generation/Supply business to
Managing the integrated Generation/Supply business to
create value
create value

9 Current themes in UK generation Competition Environmental Security of supply

UK generation output is changing …
UK generation presents a diversified mix with growing
renewables capacity
Note: (1) Department of Trade and Industry (2005)
(2) Internal estimates (assuming no nuclear build by 2016 and 20% plant margin)
Current generation mix
(1)
Forecast generation mix 2016/17
(2)
4%
5%
35%
Coal Hydro Renewables
38%
Gas
15%
Nuclear
3%
Oil
0%
5%
19%
Coal Hydro Renewables
59%
Gas
9%
Nuclear
8%
Oil

Existing capacity (GW)
05/06
06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
16/17

Greater need for new build in the UK compared to other European countries due to ageing coal and nuclear fleets
10
20
30
40
50
60
70
80
90
Peak demand:
75GW by 2016/17
With 20% margin:
90GW by 2016/17
Post 2016/17
20 to 35 GW
supply gap
“Over next two decades, UK needs
substantial investment in generation
capacity to replace closing coal, oil
and nuclear plant…”
Energy Review, July 2006
Coal
CCGT and CHP
Nuclear
OCGT and Oil
Hydro
Renewables
Existing capacity:
55GW by 2016/17
… with reserve margins
becoming tighter …

… and the generation capacity older …
Source: Department of Trade and Industry
Note: Percentages indicate installed generation capacity of that age as a proportion of the total installed capacity
Almost 50% of UK generation capacity is more than 30 years old
10%
3%
5%
4%
1%
5,000
10,000
15,000
20,000
25,000
0-5 6-10 11-15 16-20 21-25 26-30 31-35 36-40 41-45 46-50 51-120
coal nuclear oil gas hydro renewables
Age (years)
1%
13%
13%
18%
4%
28%
Total installed capacity: 81,738 MW

Significant baseload new build requirement post 2015
9,791
29,184
1,385
1,055
4,015
20,362
Coal Renewables OCGT
and oil
Hydro New Build
High cost, dependent
on RO, vital role
Renewables
Competitive with
CCGT, depending on
the cost of gas
New Coal
(supercritical)
New environmental
costs
Old Coal
(supercritical
retrofit)
Low risk, technology of
choice, LNG link
New CCGT
Comment Technology
Gas
Note: Existing 2016/17 capacity reflects 2005/06 plant that has run-off by 2016/17. Gas includes CHP
MW
Estimated 2016/17 capacity New build required to meet estimated peak demand
9,220
Nuclear
Competitive but wide
cost range, other
issues
Nuclear
… requiring new build capacity

IBERDROLA ScottishPower

TWh

TWh per mth
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan

Demand profile (2006)
Source: National Grid, Department of Trade and Industry
…with some intra-year demand
fluctuation
Production by fuel type
Conventional thermal and other
CCGT
Nuclear
Renewables & pumped storage
Decline in conventional generation
more than offset by growth in CCGT…
0
50
100
150
200
250
300
350
400
450
1991 1994 1997 2000 2003 2006
UK generation market characteristics
24
26
28
30
32
34
36

10
12
14
16
18
20
22
24
26
28
30
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
• Second ETS
phase
• New gas
infrastructure
Price £ / MWh
Second
tranche of
NPR and
PWG floated
Beginning of
investment in UK
generation by US
companies
British Energy
floated
Lifting of gas
moratorium
Gas moratorium
announced
Introduction of
NETA
• First ETS phase
• LCPD
• Net importer of
gas
• High oil prices
Plant being
mothballed
Volatility highlights strength of vertical integration
Legacy coal
contracts expired
48
UK wholesale prices have followed
need for new capacity and global
commodity prices…

Gas is key to the UK market
… with recent prices driven
by gas market developments
Wholesale Prices 07/08 (nominal)
20
30
40
50
60
70
80
Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07
Power (£/MWh) Gas (p/therm) Front month Brent ($/bbl) Coal (£/tonne)
Source: Power - European Daily Electricity Markets, Heren Energy; Gas - European Spot Gas Markets, Heren Enrrgy; Front month brent - Reuters
News Services, Front month coal - Daily Coal & Emissions Report, TFS Energy

...but even vertically integrated players are not balanced at all times
Vertical integration provides good hedge of value...
• Fragmented generation market leads to actively traded market:
Trading electricity in the UK
Most trades are forward contracts ‘for physical delivery’
• Liquidity best in front year – limited liquidity for products other than baseload beyond this
• Well developed broker market – final contract is bilateral between counterparties
• Limited power exchange market – counterparty is always the exchange
• Good price discovery for main traded products in liquid period
• Only allowed to trade with system operator up to 1 hour before delivery – no trading after delivery, imbalance charges apply
Industrial/commercial contracts do not give hedge beyond contract period – typically one year

Trading electricity in the UK – example
Trading provides the market linkage for Generation and Supply
• Generation output to Supply – but
not a perfect match (shape, volume)
• Trading in market:
- to provide balance
- to reflect churn of position
- for incremental value
• Trading = up to 3x physical
volumes i.e. liquid market
• Generation returns:
- part of retail price
- part from wholesale trades
- all returns controlled by
trading
Generation
Trading
Market
Supply
33.5
TWh
28.7TWh
£0.85bn
£1.25bn
38.3
TWh
£1.3bn
£0.6bn
23.9
TWh

• The structure of the industry dictates the use of four different kinds of trading mechanism (apart from the centralised Balancing Mechanism):
Internal trades between generator businesses and their wholesale trading and retail supply businesses, within vertically integrated companies
Long-term agreements (typically 15 years) between independent generators and other market participants
Traded markets for medium-term OTC contracts
Power exchange(s)
• Under the British Electricity Trading and Transmission Arrangements (“BETTA”)
there is no centralised spot market or pool, so there is little public information on the means of trading electricity, used by individual players
• The starting point for BETTA is a reliance on bilateral contract trading to establish the initial plan for each generator’s output
• The majority of trades are forward contracts “ for physical delivery” (there is a small options market, but it is not well developed)
• Parties may have to enter into brokered negotiations before settling on the transaction price
Trading electricity in the UK (2)

Key generation players in the UK …
Total installed capacity: 81,738 MW
Note 1: Excludes interconnector capacity with Scotland and France
Source: Department of Trade and Industry
Competitive UK generation market with the largest player holding less than
15% of market share
% of total installed capacity
15%
BE
13%
RWE
12%
E.ON
13%
SSE
8%
SPW
6%
EDF
7%
IPR
5%
DRX
4%
CNA
3%
INT
14%
OTH

… have different strategic positions
Note: (1) ScottishPower estimates
(2) Estimates based on UK installed capacity
Source: company web sites
ScottishPower has a balanced portfolio in terms of upstream downstream position and fuel mix
RWE
E.ON SPW
CEN
20
10
0
-10
-20
TWh
Upstream / downstream positioning
(1)
Fuel mix
(2)
Wind and hydro
Other
Coal
Gas
15%
44%
46%
46%
80%
58%
40%
38%
31%
20%
3%
15%
2%
24%
1%
14%
21%
20%
40%
60%
80%
100%
EDF RWE E.ON SSE CEN
Coal
heavy
Gas
heavy
Balanced mix
SSE
EDF
54%
30%
14%
2%
SPW
Renewables
2%

ScottishPower -
ScottishPower -
Generation
Generation
Agenda
Market overview
Market overview
UK Conventional Generation
UK Conventional Generation
UK Supply
UK Supply
Integrated Generation and Supply
Integrated Generation and Supply

ScottishPower’s generation fleet
-
A well balanced generation mix
6,380
Coal Coal
CCGT & CHP CCGT & CHP
Wind Wind
Hydro Hydro
2007 generation mix (MW)
Installed
Capacity  (MW)
Plant
2,304
1,152
800
715
Longannet (LCPD opt-in)
Cockenzie (LCPD opt-out)
Damhead Creek
Rye House
400 Brighton
440 Cruachan (pump storage)
106
17
Galloway Scheme
Lanark Scheme
32%
54%
9%

Operational highlights - coal
Production (TWh)
Production (TWh)
3.9
6.8
H1 05/06 H1 06/07
Availability (%)
Availability (%)
58%
61%
H1 05/06 H1 06/07
FY 05/06
12.9
65%
FY 05/06
Strong spreads incentivise maximum
running and support FGD investment
Investing in improving availability
Low sulphur coal strategy
Load factors lower summer than winter –
lower spreads, outage schedules
Significant value in coal generation in the UK

Operational highlights - gas
Production (TWh)
Production (TWh)
5.2
2.9
H1 05/06 H1 06/07
Availability (%)
Availability (%)
77%
47%
H1 05/06 H1 06/07
FY 05/06
9.8
83%
FY 05/06
Plant run on economics rather than to
meet demand
Low baseload spreads put emphasis on
flexibility / 2 shifting to capture peaks
Rye House one of top 2 shifting gas
plants in UK
Spark spreads now improving but not yet
at LRMC
Flexing gas plant running to capture peak prices

UK markets function effectively
Both UK power and gas markets relatively liquid
on year ahead basis
Able to operate gas generation on a spread basis
• long-term contract base with swing (~0.32
bcm)
• own gas storage at Hatfield (~0.06 bcm)
LT contracts have delivered
substantial value to ScottishPower
Steady buying strategy for domestic gas
customers dampens wholesale movements:
• buying for customers stretches into medium
term
• significant cost advantage 2005/06, 2006/07
• in line with industry / competitor approach
• sell power, buy fuel when in money
• buy back power, sell fuel when out of
money
• churn position repeatedly to delivery
Gas portfolio:
Gas demand cover
Apr
07
May
07
Jun
07
Jul
07
Aug
07
Sep
07
Oct
07
Nov
07
Dec
07
Jan
08
Feb
08
Mar
08
Generation Domestic LT Contracts Net Contracts Storage
ScottishPower gas hedging position

LNG offers attractive gas opportunities
By 2015 the majority of UK gas will be sourced from abroad and therefore
LNG growth will present an opportunity for Iberdrola’s energy business
0
50
100
150
200
2005 2006
2007 2008 2009 2010 2011 2012 2013
2014 2015
0%
10%
20%
30%
40%
50%
60%
70%
UKCS Norway Continent
LNG Margin (RHS) Demand
Source: National Grid 7 Year Statement

Generation and trading capability
Turning good assets and opportunities into “best in class” returns
Commercial and trading
•
Highly capable and experienced trading
desk covering power/gas/coal/environmental
•
International coal and biomass logistics
•
Strong analytical capabilities
•
Benchmark favourably to EU peers
(McKinsey)
•
Diverse portfolio: coal, gas, storage, hydro,
wind
•
Optimising through availability and
flexibility
•
Top performer in Balancing Mechanism
•
Benchmarked operations and safety
Generation
Supply
Incremental trading
Schedule plant to optimise value
Capture maximum spread opportunity
Competitive commodity cost
Manage wholesale price risks
Aggregate annual incremental contribution:
approximately Eur 100MM
Capturing value across full chain
Asset operation

UK generation: key economic drivers
ScottishPower generation volumes
Load factors: Coal 45-50%, CCGT 45-65%, Hydro 30%
Maintenance schedules / outages
Captured load-to-baseload premium
Clean dark and spark spreads
Attractive returns can be earned from UK generation
Baseload price
Ancillary services / balancing market flexibility
O&M costs
R
E
V
E
N
U
E
EBITDA margin

Conclusion
ScottishPower
•
Balanced portfolio
•
Attractive locations
•
Strong operational performance
•
Trading capability
•
Investment opportunities
•
Tightening reserve margins
•
Market based solutions
•
Competitive market with no dominant
player
•
Customers provide robust hedge
Generation
players
UK market
ScottishPower offers one of the best balanced generation
mixes in the attractive UK generation market

ScottishPower –
ScottishPower –
Supply
Supply
Agenda
Market overview
Market overview
UK Conventional Generation
UK Conventional Generation
UK Supply
UK Supply
Integrated Generation and Supply
Integrated Generation and Supply

Key messages
Recently improving margins
Recently improving margins
Business drivers
Business drivers
•
•
Customer mix, responsiveness to wholesale prices
Customer mix, responsiveness to wholesale prices
•
•
Customer retention / growth or margin
Customer retention / growth or margin
Competition reduced to six majors
Competition reduced to six majors
ScottishPower has an attractive portfolio of gas and
ScottishPower has an attractive portfolio of gas and
electricity customers
electricity customers
•
•
Electricity hedge from generation business
Electricity hedge from generation business

IBERDROLA ScottishPower

	ScottishPower	↑
	e·on	↑
	RWE	↑
	EDF Energy	↓
	Scottish and Southern Energy	↑
	British Gas	↓

…with ScottishPower demonstrating excellent performance in
the competitive market
The UK has six major energy suppliers …
Domestic Retail Energy Accounts (MM)
TOTAL (1)
5.1
(3)
7.5
6.0
4.6
6.7
15.7
Electricity
market
Share (2)
13%
20%
15%
13%
16%
22%
(1) Internal estimates
(2) Source: Ofgem, Mar 2006
(3) Excludes Industrial/Commercial and small business customers
Change from
Deregulation
70%
1%
7%
11%
63%
21%
Gas
market
share (2)
9%
13%
10%
6%
10%
52%

Supply competition has reduced
customer bills in real terms …
Recently real energy bills have risen on the back of all time high wholesale prices
Gas
Annual bill (Eur)
Annual bill (Eur)
Electricity
200
400
600
800
1000
Q286 Q289 Q291 Q293 Q295 Q297 Q299 Q201 Q203 Q205
Incumbent
Best offer
200
400
600
800
Q189 Q191 Q193 Q195 Q197 Q199 Q101 Q103 Q105
Incumbent
Best offer
Q205
Source: Ofgem

IBERDROLA ScottishPower

		✗ ✓ ✓
		✗
		✓ ✓ ✓
		✓ ✓✓

… with retail margins driven by mainly
controllable parameters
Value drivers Average UK residential energy bill
Margin targets set through customer mix and wholesale/retail price management
Eur 851
Gas
Eur 530
Electricity
Transmission
Energy,
supply costs
and margin
Distribution
16%
74%
5%
2%
2%
1%
17%
70%
5%
4%
VAT
Environmental
Meter provision
Component Value drivers
Controllable by
management
• Oil price and other
commodity prices
• Environmental (ROCs)
• Contracted position /
owned upstream
• Various distribution and
transmission charges
• Sales and marketing
• Quality of service
• Metering, billing and debt
management
• Customer mix
• Tariff strategy: margin vs.
volume
Wholesale
procurement
Transportation
Cost to serve
(CTS)
Margin
Source: Ofgem, Datamonitor
5%
0%

Supply economics improving
Average customer bill
Electricity
•
Retail tariffs tend to lag
wholesale prices
•
Series of tariff increases
throughout 2005 and 2006
•
Fall in wholesale prices since
summer 2006 peak
•
Competition for customers
intensifying as economics
improve
•
Tariff proposals under
continual review
Indicative
Energy
Energy
Pipes
T&D
CTS
CTS
Net Profit
WACOE
Net Profit
WACOG
Gas

Market share of new entrants has
slowly developed since opening …
Gas out-of-area market share Electricity out-of-area market share
Full national
domestic
competition
10%
20%
30%
40%
50%
Apr-96 Apr-97 Apr-98 Apr-99 Apr-00 Apr-01 Apr-02 Apr-03 Apr-04 Apr-05
0%
Source: Ofgem
… driven by price, increased marketing spend and customer
service
Some switching in
2006 as prices rose
Incumbent market
shares now less
than 50% for E.ON,
RWE and Centrica

Agenda
ScottishPower –
ScottishPower –
Supply
Supply
Market overview
Market overview
UK Conventional Generation
UK Conventional Generation
UK Supply
UK Supply
Integrated Generation and Supply
Integrated Generation and Supply

Customer base of ScottishPower has
increased …
3.0
3.5
4.0
4.5
5.0
5.5
3.10
1998
3.30
1999
3.50
2000
3.50
2001
3.50
2002
3.65
2003
4.25
2004
5.00
2005
5.25
2006
MM
Deregulatio
n
Early
Early
growth
growth
Billing
Billing
migration and
migration and
reshaping
reshaping
Accelerated
Accelerated
growth
growth
Customer numbers have increased by over 70% since deregulation
2007
5.35

… with clear initiatives to increase
value per customer …
Maximising value from the customer base
2002 2002 2007 2007
Gas Solus
DD Dual Fuel
295k
213k
678k
2,512k
Electricity
Solus
1,724k
1,551k
RCQ Dual
Fuel
367k
565k
Prepayment
474k
516k
2002 2007 2002 2007 2002 2007
Key drivers of value:
• Margin
• Churn
• Cost-to-serve
• Debt

Customer collections
Sales and marketing
… and ScottishPower has key strengths
in the retail gas and electricity market
Operations
Continuous operational improvement
Customer services
Source:(1) Uswitch survey (2) Datamonitor (3) Energywatch, March 2007 (4) 2007 European Six Sigma Awards
• 1
st
for on-line services
(1)
• Proven and flexible sales resource
• Product innovation and speed to market
• Highest customer Direct Debit penetration in
industry
• 2
nd
overall for customer satisfaction
(1)
• 73% reduction in year on year complaint
levels
(3)
• 75% first contact resolution
• World class telephony and support system
• 1
st
for metering and billing services
(1)
• Top UK performer in bill quality
• Lowest cost-to-serve in industry
(2)
• Award winning Six Sigma and Operational
Excellence programme
(4)
• 13% working capital reduction over 2 yrs
• Lower quartile bad debt write off levels
• Leading debt management systems

Further opportunities to enhance
the value of the business
Customer growth when economic conditions are right
Reshaping customer base towards secure/direct debit payment
Cost-to-serve reductions through increased self service and focus on ‘getting it right, first time’
Smart metering: lower cost-to-serve and debt through consumption aligned with bill and payment
Competitive edge through differentiated customer service - optimise industry leading on-line capability
Optimise output from Energy Review: grow and develop, where
appropriate, the energy efficiency business model and capability
Continual operational improvement

UK supply: key economic drivers
Retail customer growth
Recently improving margins in UK supply are supported by
levelling off of wholesale power and gas prices
EBIT margins
Current / short-term
Long term
Energy use per customer
SP averages: gas 600-700 thm and electricity 4,500-5,000 kWh per annum
Energy purchase costs
Market
Weighted average cost
Average customer bill
Other costs: cost-to-serve, T&D

Conclusion
ScottishPower
•
Attractive mix of gas and electricity
customers
•
Balanced portfolio
•
Increase in dual fuel customer base
•
Improving conditions in retail
•
Balance between margins and customers
• “Major six”
•
Competition to achieve economies
Supply players
UK market
ScottishPower has been a successful player
in the supply market since deregulation

45 Agenda Appendix Appendix

ScottishPower’s conventional
generation assets …
Installed
Capacity  (MW)
Fuel
Age
Plant
2,304
1,152
800
715
Coal
Coal
CCGT
CCGT
440 Hydro
37
40
7
14
41
Longannet
(LCPD opt-in)
Cockenzie
(LCPD opt-out)
Damhead Creek
Rye House
Cruachan (pump
storage)
106
17
Hydro
Hydro
70*
80
Galloway
Scheme
Lanark Scheme
* Approximation, plants range from 1935-1985 opening years
CHP
Hydro
CCGT
Pumped
Cruachan
Longannet
Cockenzie
Lanark
Galloway
Ravenshead
Sappi
Rye House
NHHT
Basingstoke
Brighton
Pearsons
Damhead
Creek
1
2
3
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
Coal
4
1 21
Transmission Network Use of System charge zones
-
… represent a balanced generation mix
to
400 CCGT 7
Brighton

… include coal generation …
Operational date
No of units
Installed capacity
1970
4 x 576 MW
2,304 MW
Location
Fife
Employees
320
Operational date
No of units
Installed capacity
1967
4 x 288 MW
1,152 MW
Location
Edinburgh
Employees
150
•
Opted in LCPD -
£170m investment secures plant to
2015
•
Turbine blade upgrade
•
Developing blueprint for supercritical retrofit (carbon
capture ready)
•
First UK plant to burn biomass / WDF
•
20MW dedicated biomass planned for site
•
Benchmarked operational performance
•
Opted out LCPD
•
Exploring potential for supercritical retrofit
•
Burning biomass up to 5%
•
Flexibility in Balancing Market
Longannet
Cockenzie
Strong dark spreads drive investment in coal plant to maintain operations for next 20 years

… gas generation …
Operational date
Installed capacity
2000
800 MW
Location
Kent
Employees
40
Operational date
Installed capacity
1993
715 MW
Location Hertfordshire
Employees
40
•
Modern, efficient plant
•
Acquired by ScottishPower in 2004
•
Damhead
Creek’s prime location in Southern
England enables it to benefit from relatively
favourable transmission charges
•
Valuable gas contract
Damhead Creek
Rye House
•
Converted from baseload to one of the most
flexible CCGTs in UK
–
<5 p.a. pre acquisition
–
up to 200 starts p.a. currently
•
Control systems and valves replaced to
optimise performance. Improved monitoring
•
Transferring best practice to other assets
Rye House is one of most flexible CCGTs in the UK

Operational date
Installed
capacity
1965
440MW
Location
Argyll &
Bute
Cruachan Galloway
1930s/1985
106MW
Galloway
Lanark
1920s
17MW
Lanarkshire
Operational date
Installed
capacity
2000
400MW
Location
Sussex
Brighton
… and hydro generation
•
American Electric Power (parent company to
SEEBOARD) and ScottishPower built
Brighton together in 2001, each holding a
50% stake in the plant
•
In October 2004 ScottishPower bought out
the remaining 50% it did not already own
•
Plant offline until late summer 2007 for station
transformer repair
•
In 2004 Cruachan
upgraded to
increase power
output by 10 per
cent
•
Flexibility for SO
•
Sub 20MW hydro
secures ROCs
Hydro assets were recently upgraded to increase output by 10%

50 End of Technical End of Technical Session II Session II Introduction to Introduction to ScottishPower ScottishPower & its markets & its markets

IBERDROLA + ScottishPower

BIRTH OF A WORLD LEADER

Valencia, April 26th 2007

IBERDROLA
ScottishPower

IBERDROLA

Technical Session III Technical Session III ScottishPower ScottishPower UK Wind generation UK Wind generation Exhibit 99.8

2
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3
Key messages
UK is a significant wind power market
UK is a significant wind power market
Attractive wind resource
Attractive wind resource
Traded certificate (ROC) structure
Traded certificate (ROC) structure
•
•
Provides attractive economics
Provides attractive economics
•
•
ROC scheme in place until 2027
ROC scheme in place until 2027
UK has adopted ambitious targets for renewables
UK has adopted ambitious targets for renewables
ScottishPower is UK’s onshore market leader with a
ScottishPower is UK’s onshore market leader with a
strong pipeline of future projects
strong pipeline of future projects

4 Agenda ScottishPower ScottishPower – – UK UK Wind Wind Market overview Market overview

5
The UK wind market has experienced
rapid growth in recent years …
1990 – First Non
Fossil Fuel
Obligation
2001 –
Introduction of the
Climate Change
Levy
2002 –
Introduction of the
Renewables
Obligation
2007 – UK
becomes 7th
country worldwide
to install over 2GW
of Wind Energy
The UK Wind market has experienced strong growth since 2002 fuelled by the introduction of the Renewables Obligation framework
Source: BWEA
Total installed capacity Annual capacity installed
Average growth
2002 -2006
37%
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Regulatory
support:

Annual mean wind speed
at 25m above ground level [m/s]
Copyright ETSU for the DTI 1999

6
… becoming an attractive market
for wind energy …
UK wind velocity
UK wind market  (MW)
The UK is one of the windiest regions in Europe
Approved
Under construction
Operational
3,777
3,777
1,275
1,275
2,066
2,066
Planned 10,770
10,770
Total
17,888
Source: BWEA statistics April 2007

2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16

7
…with committed targets for renewables…
3.0
4.3
4.9
5.5
6.7
7.9
9.1
9.7
10.4
11.4
12.4
13.4
14.4
15.4
Compliance shortfall Compliance shortfall
creates further value creates further value
opportunities opportunities
Source: Department of Trade and Industry
By 2015 obligation to supply over 15% of electricity from renewable sources – may rise to 20%
Obligatory % of supply from renewable sources
Obligatory % of supply from renewable sources
Shortfall

8
…which will require significant
new build
2005/06 ROCs
2005/06 ROCs
issued by technology
issued by technology
Source: OFGEM Renewables Obligation: Annual report 2005 – 2006, February 2007
16.5 GW needs to be built to meet the 2015/16 target – with onshore and offshore wind key technologies
2%
7%
19%
25%
29%
Landfill
gas
Co-firing Onshore
wind
Biomass Sewage
gas
0.1%
Other
4%
Offshore
wind
14%
Hydro

9
Facing usual market development issues
Process slow although reform underway
Political will varies between local authorities
Successful planning knowledge and stakeholder relations is key
Planning timescales
Grid infrastructure
Turbine supply
Capacity is available to early projects
Later projects face delays
Some “queue”
reform underway
UK lacks incumbent suppliers, exposed to worldwide shortage
The UK faces the same issues for wind development as most
European wind energy markets

10
ROC pricing
Time
Buyout price
Recycle
Current month ahead
wholesale baseload
(1)
Total
£35.18
Buy-out price
(2)
Climate change levy
(2)
£34.30
£86.06
Recycle price
(3)
£12.93
Sources: (1) Heron, (2) Ofgem, (3) Implied for the purpose of this example, (4) Levy Exemption Certificates
£3.65
Renewables Obligation Certificates (ROC)
Illustrative revenues for UK wind per MWh
Supply and demand based
Projects earn ROCs = base price (buyout) plus shared
element of suppliers’ non-compliance fines (recycle)
Plus price of power and LECs
(4)
As compliance is met, recycle falls – price moves towards
buyout
Eur 51.91
Eur 50.61
Eur 126.98
Eur 19.08
Eur 5.39

11 Agenda ScottishPower ScottishPower – – UK UK Wind Wind Market Market overview overview and dynamics and dynamics

ScottishPower
RWE
E.ON
SSE
Fred Olsen
Beaufort Wind
Barrow Offshore
Elsam
Falck
EDF

12
Market leading onshore developer …
… with c.17% installed capacity in a fragmented market
Note: latest available data
Wind installed capacity (MW)
Wind installed capacity (MW)
50
100
150
200

13
… with minor interests maintained in
offshore while policy/economics evolve
Clear potential to increase offshore development
UK Offshore Wind market  (MW)
Approved
Under construction
Operational
2,196
474
304
Planned 2,625
Total
5,599
•
Two planned wind farms:
– West of Duddon Sands – 167 MW
– Shell Flats – 35 MW
•
1,000 MW offshore factored into
ScottishPower’s ‘Pre-Planning and
Feasibility’
capacity
Sizeable opportunity…
… which ScottishPower is ideally
placed to rapidly exploit
ScottishPower’s net offshore interests
Source: BWEA

14
ScottishPower’s UK wind farms
ScottishPower wind farms are mostly located in Scotland where the best wind sites in the UK are located
•
Leading onshore developer
•
344 MW operating capacity
•
474 MW construction programme including:
– Whitelee 322 MW among largest in
Europe
•
772 MW in planning
•
3,628 MW in pre-planning and feasibility
Beinn Tharsuinn
Cruach Mhor
Whitelee
Black Law
Shell Flats
Dun Law & Extension
Hare Hill
Hagshaw Hill
& Extension
Coal Clough
P&L
CarlandCross
Barnesmore
Elliots
Rigged Hill
Beinn an Tuirc
& Extension
Corkey
Operational
Under construction or consented
In planning
Wether Hill
Ewe Hill
Harestanes
Greenknowes
Dersalloch
Coldham
Callagheen
West of Duddon
Arecleoch
Lynemouth
Wolf Bog

IBERDROLA ScottishPower

THE QUEEN'S AWARDS
FOR ENTERPRISE:
SUSTAINABLE DEVELOPMENT
2006

15
•
Benefits from early mover in onshore wind:
- site selection, high wind yields
•
Strength of in-house development team:
- environment impact, project design, risk assessment, technology
•
Seen as a responsible developer:
- public consultation, partnerships
- relationships with key stakeholders
- Queens Award for Sustainable Development
- Vision in Business for Environment Scotland Award
- three Green Energy Awards
•
Strong in-house renewables operational and trading skills
ScottishPower has market leading wind
capabilities …
Successfully built on rapid market entry

16
•
Scotland well positioned to exploit
wave and tidal resources
•
Wave power demonstration project
to be established (3 MW)
•
OPD Pelamis technology
•
Accelerate commercialisation
•
Strong support from Scottish
Executive
… as well as developing marine
renewables strength
Growth potential over a wide range of renewable technologies

17
UK wind: key economic drivers
High load factors
2,300 – 2,800 hrs on average
Attractive economic incentives
Stable regulatory framework
Potential returns in the UK are more attractive than those available in several other wind markets in Europe
Opex
40 – 50 £/kW per annum
Capex
1,000 – 1,200 £/kW

18
ScottishPower
•
Currently #1 onshore operator
•
Strong development pipeline
•
High quality sites
•
Options in offshore, marine
•
Long term and stable regulatory
framework (until 2027)
•
Increasing ROC demand
Market environment
•
15% of generation to be sourced
from renewable sources by 2015
•
Attractive economic incentives
Conclusions
Government
commitment

19 Agenda Appendix Appendix

20
Detailed UK wind farm overview
Name Installed capacity (MW) Operational
Barnesmore 15 1997
Beinn an Tuirc 30 2002
Black Law I 97 2005
Callagheen 17 2006
Carland Cross (45% owned) 3 1992
Coal Clough (45% owned) 4 1992
Operational 344
Coldham 16 2005
Corkey 5 1994
Cruach Mhor 30 2004
Dun Law 17 2000
Elliots Hill 5 1995
Hagshaw Hill 16 1995
Hare Hill 13 2000
P&L (50% owned) 15 1992
Rigged Hill 5 1994
Black Law II 27 2006
Beinn Tharsuinn 29 2006
Source: As at April 2007. (1) Average load factor
Load Factor
33%
35%
30%
32%
28%
26%
29%
37%
22%
26%
37%
30%
41%
24%
37%
25%
29%
30%¹

21
Detailed UK wind farm overview (2)
Name Installed capacity (MW) Operational
Beinn an Tuirc 2 38 Post 2010
Greenknowes 30 2008
Hagshaw Hill Extension 26 2008
Dun Law Extension 30 2008
Wether Hill 18 2007
Whitelee 322 2008
Arecleoch 180 2009
Black Law Phase 3 18 2009
Dersalloch 78 2010
Ewe Hill 51 2010
Harestanes 213 2010
Lynemouth 30 2010
Under construction / consented 474 (818 incl. operational)
Total (Operational and Pipeline)
Pre-Planning and Feasibility
In Planning 772
Load Factor
32%
32%
32%
27%
34%
29%
27%
27%
31%
28%
28%
28%
Wolf Bog 10 2008 35%
3,628
5,218
West of Duddon Sands Offshore 167 2013 40%
Shell Flats Offshore  35 2012 40%
31%¹
30%¹
Source: As at April 2007. (1) Average load factor
Onshore 2,628 / offshore 1,000

22 End of Technical End of Technical Session III Session III ScottishPower ScottishPower UK Wind generation UK Wind generation

Technical Session IV Technical Session IV ScottishPower ScottishPower UK Regulated businesses: UK Regulated businesses: Transmission & Transmission & Distribution Distribution Exhibit 99.9

2
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3
Key messages
Value creation based on regulatory out-performance of
Value creation based on regulatory out-performance of
allowances and incentive targets
allowances and incentive targets
Attractive, increasingly incentive based, RPI-X regulatory
Attractive, increasingly incentive based, RPI-X regulatory
framework
framework
Clear value creation potential for distribution (opex) and
Clear value creation potential for distribution (opex) and
transmission (capex)
transmission (capex)
Attractive asset mix
Attractive asset mix
•
•
English and Scottish Distribution
English and Scottish Distribution
•
•
Scottish Transmission
Scottish Transmission

4 Market overview Market overview Agenda ScottishPower – ScottishPower – T&D T&D a. a. General General b. b. Transmission Transmission c. c. Distribution Distribution

5
Ofgem regulates the UK electricity and gas
markets …
Regulation based on price cap (RPI-X) methodology
Ofgem is the regulator of the Gas and Electricity Markets Authority. Northern
Ireland’s Regulator is Ofreg
Cost of transmission and distribution: 25-30% of average domestic electricity bill
Ofgem protects consumers by promoting competition and ensuring effective regulation of “wires and gas pipes”
Regulation of the “wires” businesses has lead to cost reductions and has been successful

6
… through a price-setting mechanism …
Current distribution price control mechanism (2005-2010) will be in place until 2010 and transmission until 2012
Five year price control period
Operator base revenue allowances linked to revenue driver – equally weighted function of units distributed and number of customers
Regulatory revenue also linked to incentive mechanisms, for example relating to
Losses and Quality of Service
Pass-through for costs of business rates on network assets, licence fees, transmission charges and other specified non-controllable costs
Correction mechanism adjusts price control for previous over/under recovery of revenue

7
Source: Ofgem
… that allows generation of
minimum returns
In the UK the price setting mechanism allows T&D companies to earn regulated target returns on their investment
Electricity distribution
Electricity transmission (Scotland,
England & Wales)
Gas distribution
Gas transmission
Water and sewerage
4.80%
4.40%
4.38%
4.40%
5.10%
2008 WACC real post tax Business activity

8
Although revenue requirement is fixed by Ofgem, the return can be improved by beating opex and capex / depreciation allowances
REGULATION
Eur 500 MM
Eur 208 MM
Eur 150 MM
Eur 138 MM
6.9%
This is fixed subject to
incentives
Beat the opex target
Beat the capex target
Increased realised
return
Allowed revenue
Allowed opex
Allowed capex / dep
Allowed return
(pre tax)
RAB
Eur 2,000 MM
Example (5 year)
Price-setting mechanism – example

9 Agenda Market overview Market overview ScottishPower – ScottishPower – T&D T&D a. a. General General b. b. Transmission Transmission c. c. Distribution Distribution

10
• In England and Wales, National Grid (“NG”) is
the owner of the single transmission network
(excluding 132kV network)
• In Scotland, ScottishPower and Scottish and
Southern Energy own two separate
transmission networks, and are responsible for
planning, constructing and maintaining the
network (including 132kV network)
• NG is the system operator for the whole GB
region (under BETTA)
• NG’s subsidiary, Elexon, manages the
governance and settlement of trading
arrangements
UK transmission network split between National
Grid, Scottish & Southern and ScottishPower …
UK geographic coverage Description
SSE
SPW
NG
Source: Ofgem, company web sites and annual reports
ScottishPower is one of three transmission network owners in the
UK

11
… dominated in scale by National Grid
… with ScottishPower comprising 12% total UK RAB
Source: Ofgem
Note: (1) 2004/05 prices. 5-year allowances are 2007/08 to 2011/12 inclusive
Revenue allowance
Opex allowance
Capex allowance
Total circuit length (km)
5 year (cumulative) price control elements
(1)
SPW NG SSE
4,028km 14,664km 4,938km
Number of substations
119 445 89
System maximum demand (MW)
4,300 56,700 1,700
Regulated asset base (2006/7)
£764MM £5,416MM £288MM
% total regulated asset base
12% 84% 4%
£780MM £5,465MM £250MM
£143MM £1,289MM £46MM
£608MM £2,997MM £181MM

12
The Transmission Price Control Review
(TPCR) is reviewed every 5 years …
Total opex allowance
• Eur 3.3bn over next 5 years
• Assumes further efficiency improvements of 3% per annum
Expect increasing investment and thus rising transmission charges continuing beyond 2012
Total capex allowance
• Eur 6.9bn (in 2004/5 prices) over next 5 years
• Eur 8.0bn including renewable generation under TIRG (up
170% for electricity transmission companies)
Total revenue allowance
• 2007/8 - Eur 2,501 MM; 2011/12 - Eur 2,646 MM
• Initial rise of 7.8% against 2006/07 and then 2% above retail price index (RPI) for each year thereafter
Final outcome occurred during Iberdrola’s offer for ScottishPower with favourable impact
Source: Ofgem

13
… and provides scheduling, balancing as well as
some other mandatory and commercial services
• Generators schedule plants
• Generators inform NG of expected levels
• NG balances one hour prior to start by:
– trading in the forward market when generation insufficient or excessive
– accepting bids and offers from generators and consumers
– using ancillary services contracts, negotiated in advance
• NG recovers cost through the Balancing Services Use of
System charge (BSUOS)
– based on costs incurred per half hour
– pro-rated by generation and consumption volumes during that period
Real time Balancing Services
Ancillary services
• Mandatory services
– Reactive power
– Frequency response
• Black start and Fast start
• Commercial services
– Maximum Generation Service
– Enhanced Reactive Service
– Commercial Frequency Response
– Fast Reserve
– Standing Reserve
– Warming
– Emergency Assistance
• Other services
NG provides real time balancing services and ancillary services apart from being the largest transmission network owner in the UK

14
Interconnection
• Main transmission flows are north to
south
• Interconnection with Scotland limited at
c.2,200 MW
– key for further renewables
development in Scotland
– upgrade of interconnector to 2,800
MW by 2010 underway
– funding for increase to 3,200 MW by
2012 agreed with Ofgem
• 2002: new 500 MW interconnector
between Scotland and Northern Ireland
was commissioned
10.3 / 0.8 TWh
1,988 MW
1,988 MW
-1.6 TWh
120 MW
330 MW
Interconnectors (2004)
Import Capacity
Export Capacity
Imports/Exports
(net)
Maximum import 2,330 MW
Maximum export 2,120 MW
UK geographic coverage Description
Further plans for interconnection with the Netherlands
and Norway of c.800 MW each
Source: CERA
1,000 MW
7.0 TWh
500 MW
80 MW
3.0
TWh 2,200 MW
0.6 TWh
0.0 TWh

15 Agenda Market overview Market overview ScottishPower – ScottishPower – T&D T&D a. a. General General b. b. Transmission Transmission c. c. Distribution Distribution

16
Introduction – Distribution
At privatisation, the UK was separated into 14 regions
(12 in England/ Wales and 2 in Scotland)
After consolidation, 7 groups of Distribution Network Operators
(DNOs) remain
Networks are ‘passively managed’ with balancing done by National
Grid (NG)

17
After privatisation and consolidation
seven groups of distribution companies remain …
Eastern
Midlands
Southern Electric
Norweb
Manweb
Scottish
Power
Northern
SWALEC
SWEB
Seeboard
Yorkshire
East
Midlands
Scottish
Hydro
Pre-privatisation
London
Privatisation introduced some consolidation, but also introduced foreign ownership of distribution (E.ON, EDF, MA and PPL) in the UK
Eastern
(EDF)
Southern Electric
(SSE)
United Utilities
Manweb (SPW)
Scottish
Power (SPW)
Northern
(MidAmerican)
SWALEC (PPL)
SWEB (PPL)
South East
(EDF)
Yorkshire
(MidAmerican)
East Midlands
(E.ON)
Scottish
Hydro
(SSE)
Midlands
(E.ON)
London
(EDF)
Post-privatisation

18
… each representing in excess of 8% of
the network
ScottishPower is the third largest distributor measured by regulated asset base
Source: Ofgem
Note: (1) 2004/5. RAB figures are in 2002/3 prices
8%
21%
17%
16%
16%
12%
10%
EDF SSE SPW E.ON MidAmerican PPL United
Utilities
9%
12%
12%
28%
8%
EDF SSE SPW PPL
United
Utilities
17%
E.ON
13%
MidAmerican
Regulated asset base (£ MM)
and % of total
(1)
Points of supply (MM)
and % of total
2,689 1,913 2,078 1,401 1,969 1,269 920 7.6 3.4 4.7 3.3 3.7 2.5 2.3

19
The Distribution Price Control Review (DPCR)
sets allowed revenue, opex and capex
for a 5 yr period
Set by regulator based on the upper quartile of proposals submitted by each company
Source: Electricity Distribution Price Control Review: Final Proposals Office of Gas and Electricity Markets (November 2004)
Allowed revenue
Allowed
controllable opex
2005 - 2010
Eur 4,601 MM
Eur 1,138 MM
Reducing 1.5% pa
Allowed capex
Eur 8,601 MM
Allowed return
6.9% pre tax real
(4.8% post tax real)
Agreed subject to
changes in incentives
Beat the opex target
Beat the capex target
… leads to improved
realised return

20 Agenda Market overview Market overview ScottishPower – ScottishPower – T&D T&D a. a. General General b. b. Transmission Transmission c. c. Distribution Distribution

IBERDROLA ScottishPower

Normalised controllable costs and faults (Eur MM)

21
Different players have varying degrees of
success …
Source: Ofgem, Distribution Price Control Review, Final Proposals
EDF LPN & EPN
210
180
150
120
90
60
15
20 25 30 35
40 50
EDF-SPN
UU
CN-West
CN-East
WPD
CE Electric
SPW (current)
SSE
SPW
(potential)
Based on Ofgem’s
cost efficiency
analysis
ScottishPower is
less efficient than a
number of its peers
taking size, network
length, customers,
etc into
consideration
Regression line          Upper quartile
Composite scale variable (network length, customer numbers, units distributed, etc)
Relative to peers ScottishPower has significant scope for cost reduction which leaves room for higher returns

22
Eur 733MM
… with ScottishPower offering cost
improvements
Revenue
Opex
(1)
Allowed
Capex
Return
Annual average for 5
years
Eur 208MM
Eur 286MM
Continuous drive
for capital
efficiencies
Note: (1) Opex includes allocation of corporate costs
Room for improvement in network performance
Levers to deliver improvement
• Mobile information technology
• Satellite navigation
• Network control centre at Kirkintilloch
• Innovative design
• Smart procurement
Improved
operating
practices
6.9%
• Programme of network automation
Striving for
improved
performance
Ongoing dialogue with Ofgem to ensure allowed
returns encourage continued investment in the
networks

23
Conclusions
•
112,000 system km and around 40,000 GWh distributed per year (growing historically at ca 1%)
•
Further growth driven by high levels of renewables development
•
Established expertise in asset ownership, regulatory management and operational service provision
Attractive mix of
transmission and
distribution assets
•
Proven track record major project delivery (e.g. interconnector upgrade)
•
Strong Transmission and Distribution design teams with ability maximise investment value
•
Dedicated operational training centres focussed on training and underlining safety across the business
•
Ranked by the Ofgem’s Asset Management Survey as top quartile
•
Well defined Asset Risk Assessment process recognised by regulatory consultants
•
Leading player in Ofgem Innovation initiative
•
Process underway to achieve PASS 55 accreditation
Strong asset
management
processes
Highly skilled
engineering and
frontline workforce

24 Agenda Appendix Appendix

25
UK electricity distributors: key figures
ScottishPower is the third largest distributor measured by regulated asset base
Revenue allowance
Opex allowance (2)
Capex allowance (2)
Network length (‘000km)
5 year (cumulative) price control elements
(1)
EDF SSE SPW
172 129 122
Points of supply (MM)
7.6 4.7 3.4
% total points of supply 28% 17% 12%
Units distributed (GWh)
84.5 56.2 41.3
Minutes lost per cust. 67 min 92 min 76 min
Reg. asset base (04/05)
£2,689MM £1,913MM £2,078MM
% total asset base
21% 16% 17%
£3,488MM £2,466MM £2,562MM
£1,642MM £1,154MM £1,239MM
£1,789MM £1,101MM £858MM
E.ON
91
3.7
13%
41.3
69 min
£1,401MM
12%
£1,826MM
£898MM
£724MM
MA
113
3.3
12%
39.1
68 min
£1,969MM
16%
£2,352MM
£991MM
£859MM
PPL
82
2.5
9%
28.0
56 min
£1,269MM
10%
£1,644MM
£817MM
£537MM
UU
59
2.3
8%
25.4
57 min
£920MM
8%
£1,149MM
£526MM
£513MM
Source: Ofgem
1. 2002/03 prices. 5-year allowances are 2005/06 to 2009/10 inclusive
2. Capex excludes entire pension cost allowance; Opex includes entire pension cost allowance, tax and incentives

End of Technical End of Technical Session IV Session IV ScottishPower ScottishPower UK Regulated businesses: UK Regulated businesses: Transmission & Transmission & Distribution Distribution

Technical Session V Technical Session V ScottishPower ScottishPower North-American businesses: North-American businesses: PPM PPM Exhibit 99.10

2
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the
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Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3
PPM is a world class renewables player
with substantial gas storage assets
PPM structure
Wind Thermal Enstor
Energy Management
Owned
gas storage
1.4 bcm
538 MW
(1)
Contracted wind
606 MW
Owned wind
1,060 MW
Marketing alliances
and transport
contracts
Contracted gas
storage 1.3 bcm
Optimise PPM
assets
and contracts
Shared Support Services
Note: (1) Reflects 47% ownership of Klamath (506 MW total)

4
75% of new investments in wind energy
Eur MM
FY03
Energy
Management
FY04 FY05 FY06
Thermal
Enstor
Wind
Eur MM
•
Wind, gas storage and energy management
has grown significantly since 2003
•
Thermal assets are providing a strong,
stable base of profits
•
PPM had invested Eur 1.35bn by 2006
Note: (1) Financials are based on the exchange rate of USD 1 : Eur 0.75; (2) Wind includes pre-tax value of production tax credits
Equivalent EBIT
(1)
Cumulative capex
(1)
EBIT historically driven by growth in gas storage,
however future investment focused on wind
34
53
143
89
Thermal
Enstor
Wind
(2)
FY03
FY04 FY05 FY06
435
600
698
1,350
Growth A&G,
other

5 Agenda US wind US wind US energy management US energy management US gas storage US gas storage US thermal US thermal

6
US Wind power installed capacity started
to grow significantly around 2000
Source: US Department of Energy, AWEA
2,000
4,000
6,000
8,000
10,000
12,000
14,000
1,525
1990
1,575
1991
1,584
1992
1,617
1993
1,656
1994
1,697
1995
1,698
1996
1,706
1997
1,848
1998
2,511
1999
2,578
2000
4,275
2001
4,686
2002
6,353
2003
6,725
2004
9,149
2005
11,603
2006
MW
CAGR
2000-2006:
28%

7
Key market drivers are positive in the US
•
Higher and more volatile fuel prices for competing generation
•
Federal and state policies
•
Economic development
•
Green power
•
Energy security
•
Siting and permitting: avian, noise, visual, federal land
•
Transmission: FERC rules, access, RTO formation, new lines
•
Operational impacts: intermittency, ancillary services, allocation of costs
Drivers for wind
power
Key issues for
wind power
US wind remains a very attractive market as a result of increased cost competitiveness and a positive regulatory framework

8
Very strong regulatory support for wind
energy
•
State level policy mandating the state to generate a percentage of its electricity from renewable sources
•
The exact details of the policy varies depending on state. Basic structure involves giving renewable energy source targets to suppliers, with fines imposed in some cases if targets are not met
Renewables
Portfolio Standard
(RPS)
•
An income tax credit is allowed for the production of electricity from qualified wind energy facilities and other sources of renewable energy
•
Eur 15/MWh for 10 years; indexed to inflation; locked-in at plant completion
•
Current legislation expires 31/12/08
Production Tax
Credit Extension
•
Allows investment to be depreciated over five years
•
20-25% of project value
•
Available continuously since 1987
Modified
Accelerated Cost
Recovery System
(MACRS)

9
Renewable Portfolio Standards are set
by most states
States with RPS
Minnesota
15% by 2015
Hawaii
20% by 2020
Texas
5,880 MW by 2015
New Mexico
10% by 2011
Arizona
15% by 2025
Nevada
20% by 2015
California
20% by 2017
Montana
15% by 2015
Iowa
105 MW
Wisconsin
10% by 2011
Pennsylvania
8% by 2020
Illinois
Voluntary
8% by 2013
Maryland
7.5% by 2019
Delaware
10% by 2019
D.C.
11% by 2022
New Jersey
20% by 2020
Connecticut
7% by 2010
Rhode Island
16% by 2020
New York
24% by 2013
Maine
30% by 2000
Massachusetts
4% by 2009
Washington
15% by 2020
Colorado
20% by 2020

10
US wind price setting mechanism is
backed by the PTC system and MACRS
After-tax value of wind generation
=
• Output typically contracted at Eur 38 – Eur 45 / MWh
• The Production Tax Credit (“PTC”) is a per kilowatt-hour
tax credit for wind-generated electricity
• Current PTC of Eur 15 / MWh
• Available during the first 10 years of operation and
locked-in at construction date, and adjusted annually for
inflation
• Current legislation expires on 31 Dec 2008
Contracted price
PTC
+
Government support is expected to continue to be reflected in a PTC or PTC-like mechanism and MACRS benefit
MACRS
+
• Depreciating asset over five years creates substantial
economic value

11
Ten key players account for three
quarters of the activity
(1) As at 31 December 2006
(2) Adjusted for 606 MW of contracted capacity provided to PPM by FPL
Source: AWEA
PPM has grown rapidly to be the second largest wind farm
developer in the US
29%
(2)
14%
(2)
5%
5%
4%
3%
3%
3% 3% 3%
27%
FPL PPM
Energy
Mid
American
Babcock
& Brown
Horizon Puget
Sound
Energy
Caithness Shell AEP enXco Other
contracted
owned
% installed capacity
(1)

12
PPM has a unique pan-US platform …
2007 approved / construction 526 MW
2010 goal 3,500 MW
Operating assets - owned
1,060 MW
Windiest region Least windy region
Build to Sell (BTS) 101 MW
Operating assets - PPA
606 MW
Operating wind projects
Wind projects approved/under construction
Build to Sell (BTS)
Operating assets - total
1,666 MW
CO Green Windfarm
81 MW Owned
(162 MW Project)
West Region
Mid-Continent
Region
MV III & Phoenix
24 MW Owned
Shiloh
150 MW
Owned
High Winds
162 MW PPA
Klondike II
75 MW Owned
Klondike III
221 MW Owned
Klondike
24 MW Owned
Stateline
300 MW PPA
Big Horn
200 MW Owned
SW Wyoming
144 MW PPA
Twin Buttes
75 MW Owned
Elk River
150 MW Owned
Flying Cloud
44 MW Owned
Trimont
100 MW Owned
MinnDakota
150 MW Owned
Moraine
51 MW Owned
Maple Ridge II
45.4 MW Owned
(91 MW Project)
Maple Ridge Ia
16.5 MW Owned
(33 MW Project)
Maple Ridge I
99 MW Owned
(198 MW Project)
Leaning Juniper
101 MW BTS
Northeast
Region
Casselman
35 MW Owned
Dillon
45 MW Owned
(pending final approvals)

13
… and an impressive wind pipeline
Probability of
completion:
PPM’s
criteria
for Tier:
0
500
1000
1500
2000
2500
3000
3500
4000
4500
Canada
East
Midwest
West
Under Const
100%
• Board
approvals
received
• Constructio
n underway
PPM controls a significant 11,200 MW pipeline
Holding
0-10%
• Projects that
currently have
transmission,
land, permitting
or marketing
concerns or are
awaiting
verification of
wind resource
Tier IV
10-15%
• Opportunity
under
assessment,
some with
initial land
control
Tier III
25%
• Full land
control
• 1 yr wind data
Tier II
50%
• Proven CF
• Permitting
and TX plan
• >50%
probability of
2-300bps >
WACC
Tier I
80%
• PPA sale,
marketing
plan, and/or
permits
• High
probability of
2-300bps >
WACC

14
US wind: key economic drivers
Attractive load factor range: 2,600 – 3,500 hrs
Capex before synergies: 1,500 - 1,700 $/kW
PPM’s wind business is a leading US developer and operator
O&M before synergies: 25 $/kW pa
Attractive all-in tariff
Strong government support through
Renewable Portfolio Standards
(49GW in newbuild by 2015)
Pipeline: volume and delivery

15 Agenda US wind US wind US energy management US energy management US gas storage US gas storage US thermal US thermal

16
US gas storage key messages
Attractive fundamentals in gas storage
Attractive fundamentals in gas storage
PPM has demonstrated track record
PPM has demonstrated track record
Well positioned for continued strong growth and premium
Well positioned for continued strong growth and premium
returns
returns

IBERDROLA ScottishPower

2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025

17
Supply shortfall driving sustained high
gas prices and volatility
•
Continued demand growth
•
Supply lags demand, with
growing imbalance
•
Shortfall met by Canadian
imports and LNG
•
Increasing long-haul gas, with
potential geopolitical risks, drives
high gas prices and volatility
EIA US supply / demand forecast
Total US demand Domestic production
18
20
22
24
26
28
30
32
tcf

Jun-06
Aug-06
Out-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08

18 Potential for increased summer/winter spread NYMEX Zeebrugge 4.5 6.0 7.5 9.0 10.5 12.0 13.5 NBP 15.0 Eur

19
North American Gas Storage has
significant barriers to entry
People and pipeline
are key
Business model
•
Traditional business
model offers limited
earnings growth
Construction
•
Limited storage
construction
management expertise
Site availability
•
Scarcity of high-quality
development sites
Permitting
•
Patchwork regulatory
structure (FERC,
regional, state-level in
US)
Technical requirements
•
Limited pool of qualified
geologists, engineers,
etc
Development cycle
•
Long-term development
cycle requires stable
funding source

20
PPM pursues innovative business model
Business model
•
Asset based service company
•
Key trading locations
•
Offer simple, quality services
Business advantages
•
Minimal credit risk
•
Minimal working capital
•
Service based business
LDCs
Marketers Pipelines
End Users Producers
Gas Storage
Hub
Enstor Services
• Firm storage
• Parking and loaning

21
PPM has grown by 0.3 bcm p.a.
2001
2002
2003
2004
2005
2006
2007
2008
Enstor Development Acquired
Acquisition of initial
share of Alberta Hub
Acquisition of Katy
Hub
Acquisition of additional share of Alberta Hub
Construction of
Waha started
Acquisition of Grama Ridge
Construction of
Houston Hub
target start
Waha
Phase I
target
completion
Furthermore, there is 0.9 bcm ongoing development and
construction at Waha (0.3 bcm), Grama Ridge (0.2 bcm) and
Houston Hub (0.4 bcm)
Development of
Houston Hub
started

22
PPM a market leader in independent
gas storage
•
#3 in North America for
independent storage
•
~10% of independent gas storage
market
•
Independent storage represents
~12% of total gas storage market
Cycled Gas Capacity
Chevron (8.7%)
Carlyle (11.7%)
0
5
10
15
20
25
30
Total cycled gas capacity 32.3 bcm
PPM (10.4%)
35
Duke (27.5%)
PPM well placed in expanding market

23
PPM’s gas storage operations
have delivered strong profit growth
•
Robust EBITDA growth
•
1.4 bcm of operating storage
(Eur 188 MM invested capital)
•
Excellent returns
•
Minimal working capital and
credit risk
•
0.9 bcm under development
•
Further 1.2 bcm organic growth
and acquisitions planned to
2010
EBIT and EBITDA
(1,2)
7.5
22.5
29.0
50.0
54.0
32.3
25.5
9.0
7.5
15.0
22.5
30.0
37.5
45.0
52.5
60.0
02/03 03/04 04/05 05/06
EBITDA EBIT
Note: (1) Financials are based on the exchange rate of USD 1 : Eur 0.75
(2) 02/03 and 03/04 under UK GAAP excluding goodwill amortisation; 04/05 and 05/06 under IAS excluding IAS39 and exceptionals
Successful development track record

24
US gas storage: key economic drivers
Contracted storage
(Reservoir)
1.3 bcm third party in
operation
New build (Salt Storage)
0.9 bcm construction /
permitting
Further 1.2 bcm pipeline
Owned storage
(Reservoir)
1.4 bcm in operation
US storage highly attractive with recent transaction
multiples up to 600 $/bcm
Revenue – Low Cycle : $1.80 – 2.30
O&M costs : $0.30 - 0.30
EBITDA : $1.50 – 2.00
Revenue – Low Cycle : $1.50 – 2.30
Lease payments : $0.70 – 0.90
Inventory carry costs : $0.15 – 0.25
EBITDA : $0.80 – 1.60
Per MM BTU
Revenue – High Cycle : $2.60 – 3.50
Development Cost : $13.00 – 18.00
EBITDA : $2.30 – 3.20

25 Agenda US wind US wind US energy management US energy management US gas storage US gas storage US thermal US thermal

26
US Energy Management key messages
Provides service to PPM’s
Provides service to PPM’s
existing asset-based business
existing asset-based business
Trading, a natural extension of PPM’s
Trading, a natural extension of PPM’s
activity, creates
activity, creates
additional value
additional value
Delivers market knowledge, skills and system integration
Delivers market knowledge, skills and system integration
Well positioned for continued strong growth and
Well positioned for continued strong growth and
premium returns
premium returns

27
Energy Management’s role
•
Builds upon PPM’s existing asset-
based businesses
•
Optimises value from core assets
•
Minimises risk by forward
hedging and balancing asset
positions
•
Creates value through expansion
into closely related activities:
•
Portfolio optimisation
•
Storage
•
Transportation / marketing
alliances
•
Demonstrated business model
based on reputation and capabilities
•
Embedded risk management culture
Risk
Management
and Credit
Pricing,
Structuring and
Origination
PPM's Core
Assets
Forward and
Operational
Trading
Storage, Transport
and Marketing
Alliances
Combination of asset management and trading skills

28
Energy Management delivering strong
profit growth
•
Strong growth in EBITDA
•
Solid base of contracted gas
storage capacity
•
Significant growth potential from
transport contracts and marketing
alliances
•
Expanding PPM’s geographic
footprint across North America
Note : For Energy Management EBIT equates to EBITDA. 02/03 and 03/04 under UK GAAP excluding goodwill amortisation; 04/05 and 05/06 under IAS excluding IAS39 and exceptionals
EBIT and EBITDA
1.5
7.5
15.0
22.5
30.0
03/04 04/05 05/06
9.8
27.8
0.0
Stable and growing trading related earnings

29
bcm
3rd party Enstor
(2)
Note: (1) For years ending 31 March
(2) Contracted from Enstor by Energy Management
• Strategically located storage
• Capitalised on low cost
storage in FY04/05
• 1.6 bcm currently
• 0.3 bcm from Enstor
•
1.3 bcm from 3
rd
parties
• Supportive market fundamentals
• Further growth targeted
Contract Storage - a building block for
growth
Contracted storage capacity
(1)
0
0.3
0.6
0.9
1.2
1.5
1.8
04/05 03/04 05/06 06/07 07/08
outlook

LNG Synergies
Cheniere Creates New Opportunities for Iberdrola

IBERDROLA ScottishPower

- Marketing agreement with Cheniere begins in 2008
  - 10 year LNG supply from Sabine Pass
  - PPM receives nominated monthly volumes at discount to Henry Hub
  - Cheniere gains market access against which to secure long term LNG supplies
- PPM sells into highest value markets, exploiting its market presence, storage and transport
- Opens door for pan-Atlantic optimisation for Iberdrola

Alliance Pipeline
Chicago
HIGHER VALUE MARKETS
Henry Hub
Henry Hub
Transport
Sabine Pass LNG Terminal
USD
LNG

Cheniere creates new opportunities for Iberdrola

30

32 Agenda US wind US wind US energy management US energy management US gas storage US gas storage US thermal US thermal

32
US thermal generation: fully contracted
through mid-term at robust margins
EBIT and EBITDA
• Portfolio of generating assets
• Klamath Cogeneration (506 MW
1
)
• Klamath Generation (100 MW)
• West Valley (200 MW)
• Klamath plants fully contracted at
robust margins over mid term
• West Valley leased and operated by
PacifiCorp through June 2008
• Steady earnings stream
Description
Note: 1. 47% owned
2. Financials are based on the exchange rate of USD 1 : Eur 0.75
7.5
15.0
22.5
30.0
37.5
45.0
52.5
60.0
67.5
Eur MM
EBIT EBITDA
2003
50
43
2004
44
36
2005
59
50
2006
61
52
Growth in renewables creating increased demand
for dispatchable resources

33
PPM Key messages
Leading positions in attractive high growth market
Leading positions in attractive high growth market
segments in North America
segments in North America
Experienced leadership team with excellent track
Experienced leadership team with excellent track
record of delivery
record of delivery
Delivering strong returns well ahead of cost of capital
Delivering strong returns well ahead of cost of capital
Significant future growth potential with high quality
Significant future growth potential with high quality
pipelines in Wind and Gas Storage
pipelines in Wind and Gas Storage

34 Agenda Appendix Appendix

35
US thermal generation
Operational date
Installed capacity
2001 2001
506 MW 506 MW
Location Oregon Oregon
Employees 23 23
Overview
•
State-of-the-art CCGT owned by the City of
Klamath Falls
•
PPM owns 47% of plant output; sold forward
under mid-term contracts to California utilities
•
PPM is fuel supplier and brokers City’s output
•
Operated by PPM subsidiary Pacific Klamath
Energy
Klamath Cogeneration
Overview
•
Gas turbine peaking facility owned by PPM
•
Operated by Klamath Cogeneration staff
•
Summer and Winter capacity sold forward
under mid-term contracts
•
PPM owns development rights for fully
permitted 550 MW CCGT on adjacent site
100 MW 100 MW
2002 2002
Oregon Oregon
Installed capacity
Operational date
Location
n/a n/a
Employees
Klamath Generation
Growth in renewables creating increased demand for
dispatchable resources

36
US thermal generation
Operational date
Installed capacity
2002 2002
200 MW 200 MW
Location Utah Utah
Overview
•
Gas turbine peaking facility owned by PPM
•
Currently leased to and operated by PacifiCorp,
who has given notice of lease termination
effective June 2008
•
Lease termination may be rescinded by July
2007 or equipment can be re-deployed in
higher value California marketplace
West Valley
13 13 Employees
Located in high-demand markets

37 End of Technical End of Technical Session V Session V ScottishPower ScottishPower North-American businesses: North-American businesses: PPM PPM

IBERDROLA + ScottishPower

IBERDROLA
ScottishPower

BIRTH OF A WORLD LEADER

Valencia, April 26th 2007

IBERDROLA

Technical Session VI Technical Session VI ScottishPower ScottishPower Strategic Fit & Valuation Strategic Fit & Valuation Considerations Considerations Exhibit 99.11

2
Legal Note
IMPORTANT INFORMATION
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.
Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.
Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of
Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to
Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3 Agenda Valuation Considerations Valuation Considerations Strategic Fit Strategic Fit Conclusions Conclusions - - Synergies & efficiency Synergies & efficiency

4
Combination with ScottishPower
is creating a leading global utility …
Traditional generation
(MW)
Renewable energies
(3)
(MW)
Total capacity
(MW)
Points of supply (MM)
Production
(2)
(GWh)
124,670
32,524
6,562
39,086
21.9
Note: (1) Nota de Valores pro forma financials based on Iberdrola results for 12m ended 31 Dec 2006 and ScottishPower results for 12m ended 30 Sept 2006. Excludes synergies
(2) Production for 12 months ended 31 Mar 2007
(3) Renewable energies includes wind power and mini-hydro
(4) Does not include procurement for use in gas fired generation
(5) Capex based on Iberdrola results for 12 months ended 31 Dec 2006 and ScottishPower results for 12 months ended 30 Sept 2006; rating: S&P
Immediate and significant growth achieved
Gas supply
(4)
(bcm)
4.2
Gas storage
(bcm)
2.8
Key financials (Eur MM)
(Nota de Valores)
(1)
Enlarged Iberdrola
as at 31 Mar 2007
EBITDA
EBIT
Net profit
Revenue
20,232
5,841
3,851
1,969
Rating A -
Capex
4,277
Other key financials (Eur MM)
(5)

Iberdrola 31 Dec 06
ScottishPower 30 Sep 2006
Depreciation impact
Finance cost
Tax Effect (2)
Enlarged Iberdrola Pro forma

5
… with a material contribution from
ScottishPower …
Note: (1) Nota de Valores pro forma financials based on Iberdrola results for 12m ended 31 Dec 2006 and ScottishPower results for 12m ended 30 Sept 2006. Excludes synergies
(2) Tax effect of depreciation and finance cost adjustments
Key financials (Nota de Valores)
(1)
Pro forma net profit
before synergies
Pro forma EBITDA
before synergies
EUR MM EUR MM
3,889
1,952
5,841
1,000
3,000
5,000
7,000
Iberdrola
31 Dec 2006
ScottishPower
30 Sep 2006
Enlarged
Iberdrola
Pro forma
1,660
887
373
488
283
1,969
500
1,000
1,500
2,000
2,500
3,000

IBERDROLA ScottishPower

U.S.A.
Mexico
Guatemala
Bolivia
Brazil
Chile
U.K.
Germany
Poland
France
Portugal
Spain
Italy
Greece

6
Major global presence …
… and balanced exposure to liberalised and regulated businesses
Pro forma EBITDA
Pro forma EBITDA
(1) (1)
USA
3%
57%
29%
UK
11%
LatAm
Spain
9%
48%
Others
32%
Regulated
OECD
businesses
11%
LatAm
businesses
Liberalised
OECD
businesses
Enlarged Iberdrola
… and with uniquely diverse geographic
and business exposure …
By region By region By business By business
Key markets
Note: (1) Nota de Valores pro forma EBITDA based on Iberdrola results for 12m ended 31 Dec 2006 and ScottishPower results for 12m ended 30 Sept 2006. Excludes synergies

7
Installed capacity (MW)
Installed capacity (MW)
Significant growth opportunities …
… with unrivalled scale and expertise
• Leading expertise in site selection,
procurement, construction and
marketing
• Significant scale benefits
– turbine procurement
– specialist skills
• Unparalleled pipeline for future
development
• Increased diversification of wind
portfolio reducing risk
• Strong US demand driven by
Renewable Portfolio Standards
2,443
4,163
6,562
… an extended lead in renewables …
2,010
Note: (1) Iberdrola and ScottishPower installed capacity as at 31 Mar 2007
(2) FPL as at 31 Mar 2007, Acciona as at 31 Dec 2006 (source: company websites/presentations)
Enlarged
Iberdrola
4,552

8
… and scale to compete with peers
Iberdrola emerges as a leading European utility player
EBITDA
Net Profit
Production (GWh)
(1)
IBE
(1)
124,670
Renewables capacity (MW)
6,562
Total capacity (MW)
39,086
Electricity customers (MM)
21.9
RWE
330,000
1,374
43,434
19.9
7,861
2,509
Enel
131,000
964
50,776
32.4
8,019
3,036
Source: E.ON 2006 Annual Report, E.ON Strategy and Key Figures 2006, EDF 2005 Annual Report, EDF 2006 Results Presentation, Enel 2006 Annual Report, Enel 2006 Results
Presentation, Enel 2005 Environmental Report, RWE 2006 Annual Report
Note: (1) Operational data as at March 2007; EBITDA, net profit and net debt from pro forma financial information included in the Nota de Valores, which exclude synergies
(2) Based on share prices as at 23 April 2007 and last reported balance sheet figures
Financials, Eur MM
EDF
640,000
596
130,776
40.2
13,930
4,227
E.ON
230,300
435
53,542
28.6
11,353
4,386
Enterprise Value
(2)
5,841
1,969
70,735 39,697 64,121 130,198 77,973

9
Iberdrola / SPW
Gas Natural / Endesa
EON / Endesa
Gaz de France / Suez
5 mo.
COMPLETED
• Potential acquisition of asset
portfolio 18 mo. after initial bid
• Withdrawal from process 17 mo.
after initial bid
Enel-Acciona / Endesa
• Outcome not yet predictable
• Potential acquisition 11 mo. after
Acciona’s 10% share purchase
> 18 mo.
17 mo.
18 mo.
(2)
11 mo.
(1)
FPL / Constellation • Cancelled 10 mo.
Exelon / PSEG • Cancelled
> 21 mo.
Note: (1) Assumes start of transaction with stake purchase by Acciona and closing of acquisition at the beginning of September 2007
(2) Assumes that asset sale to Endesa takes place in the beginning of September 2007
Source: Company press releases, Mergermarket
… becoming the only major acquisition in the last 18 months
completed according to announced timetable
The transaction was successfully
completed in record time …

10
30.00
31.00
32.00
33.00
34.00
35.00
36.00
37.00
38.00
39.00
27-Nov-06 18-Dec-06 08-Jan-07 29-Jan-07 19-Feb-07 12-Mar-07 02-Apr-07 23-Apr-07
27 Nov Dec Jan Feb Mar Apr 23  April
29,526
33,682
+ €4,156MM
334
-288
334
2,001
1,776
Value
creation
(Eur MM)
(from 27
Nov 06)
Share price
performance
(from 27
Nov 06)
27 Nov Dec Jan Feb Mar Apr 23  April
16,144
17,607
+ €
137
222
147
648
309
1,462MM
Source: Datastream
Eur GBp
Iberdrola ScottishPower
700
720
740
760
780
800
820
840
860
880
Iberdrola
14.1%
SPW
9.1%
… and is creating value for shareholders …

11
Iberdrola-ScottishPower: a combination aligned with the
principles of Iberdrola’s Strategic Plan
Accelerates projected growth
Diversifies risk
Provides new business opportunities
Creates one of the largest electrical power companies
in the world
Increases net profit whilst maintaining
financial stability
… all of which is in line with the
2007-2009 Strategic Plan

12
The combination of Iberdrola and ScottishPower
leverages the strengths of the individual companies
Enlarged Iberdrola is well positioned
for new business opportunities
Opportunity to optimise LNG trading and gas
procurement contracts
UK
Other
US
Wind
Generation
Wind
Gas
storage
Supply
Gas
Ability to apply experience in managing liberalised
supply businesses to other markets
Strong gas storage pipeline in the US
Growth potential of US renewables based on
experience / pipeline of both companies
Identified opportunities: CCGT, FGD and Biomass
Possible UK nuclear programme
Growth potential of UK renewables pipeline
Well positioned for further global M&A opportunities
M&A

13 Agenda Valuation Considerations Valuation Considerations Strategic Fit Strategic Fit Conclusions Conclusions - - Synergies & efficiency Synergies & efficiency

14
ScottishPower’s standalone SOTP
valuation – pre-announcement
Source: Selected broker research (May – November 2006)
Note: (1) Determined as average of selected broker estimates
(2) Total shares outstanding used 1,489 MM, net debt of GBP 2,284 MM as at Sep 2006, exchange rate GBP 1:Eur 1.4738
Generation Supply PPM T&D Others Enterprise
Value
Net Debt
(2)
Equity
Value
227p
297p
57p
106p
114p
184p
222p
249p
3p
34p
623p
870p
470p
717p
(153)p
~ 600p Broker estimates
(1)
High
Low
Broker estimate
range (GBp per
share)

15
• Increase the value of residential customers to Eur 502 per account
• Value supported by transaction multiples up to value per customer of Eur 472
(Yorkshire Electricity purchase by Innogy)
• Recognition of circa 2 GW of PPM pipeline wind projects (operational by 2010)...
• …with US wind business’ pipeline to 2010 valued at Eur 1,101MM (equivalent to
Eur 300/kW)
• A 30% premium is applied to RAB for the UK T&D assets based on current transactions…
• …with LBO valuation at a possible 1.3x exit multiple to March 2007 RAB, equivalent to Eur 5,830 MM
Recognition of improving G&S fundamentals,
attractive US pipeline and increasing T&D premia
contributed to upgraded valuations
Supply
Renewables
T&D
Traditional
Generation
• Longannet to be valued in line with Drax, after deducting Eur 207 MM capex not yet spent on FGD, reflecting wider dark spreads
• Reflecting spark spreads and asset multiples, CCGT to be valued up to Eur
871/kW
Post-announcement changes to brokers’
views on ScottishPower’s valuation …
Source: Selected broker research (November 2006)
Specific comments from analysts post announcement

16
… has led to higher post-announcement
brokers’ standalone SOTPs …
230p
297p
99p
115p
138p
235p
224p
277p
(9)p
19p
682p
943p
529p
790p
(153)p
High
Low
Broker estimate
range (GBp per
share)
Generation Supply PPM T&D Others Enterprise
Value
Net Debt
(2)
Equity
Value
Broker estimates
(1)
~ 700p
Source: Selected broker research (November 2006)
Note: (1) Determined as average of selected broker estimates
(2) Total shares outstanding used 1,489 MM, net debt of GBP 2,284 MM as at Sep 2006, exchange rate GBP 1:Eur 1.4738

17
• ScottishPower’s industry-leading trading capabilities are not specifically recognised, including significant ancillary services revenue and recurring UK balancing market revenues (Eur 60 MM per year in the UK)
• Value not specifically allocated to certain ScottishPower businesses including UK CHP, UK gas storage assets, contracts, metering and connections, SME energy supply and Industrial/Commercial energy supply
… in addition to synergy value and tax benefits
Other
… and some themes require further
explanation
Trading
Significant further standalone value to be recognised …
• Value is not being ascribed to the majority of PPM’s 10,700 MW and the UK’s 4,400 MW wind pipelines despite recent impressive track record
Renewables
pipeline
• Significant pipeline (planned investments of over Eur 500 MM to 2010, with attractive returns targeting WACC + 300bp) not fully recognised
US gas storage
asset/contracts
Energy contract
portfolio
• Value is often still not specifically allocated to ScottishPower’s in-the-
money energy contracts whilst valuing the assets on a merchant basis

18
Supply
• Supply margin adjusting to falling wholesale prices
• Value creation through integration with generation and trading
Significant value from this activity
Renewables
• Highly attractive UK regulatory environment
• Pipeline: significant growth requirement for UK wind
• Unique synergies with Iberdrola’s existing global wind business
Benefits of global scale and large pipeline
T&D
• Cost reduction opportunity due to ScottishPower’s cost position
• Very significant current market multiples
• Attractive regulatory returns
Well understood and low-risk
Combination of low risk, visible cash flows with high
growth and upside opportunities
Generation
• Gas price and spark/dark spread evolution
• Declining reserve margin leading to new capacity pricing
Attractive market economics driven by new build requirement
Potential approach to fundamental DCF
valuation – summary

19
UK generation: DCF parameters
Load factors
Captured load-to-
baseload premium
Clean dark and spark
spreads
Attractive returns in UK generation supported by tightening
supply and demand balance
Baseload price
Ancillary services
Note: (1) For 2008 contract, sourced from Heren; (2) Sourced from Platts; (3) Based on modern CCGT plant with thermal efficiency of 53% (LHV); (4) DTI
Coal (FGD) : 45 - 50%
CCGT : 55 - 65%
Hydro : 30%
Spot : 18.6 £/MWh
Forward : 36.9 £/MWh
(1)
Coal : 11.9 £/MWh
(3)
CCGT : 6.1   £/MWh
(3)
Newbuild : 10.0 £/MWh
(3)
UK peak-to-baseload premium : ~ 30%
(2)
Recurring revenue : £ 20 – 40 MM pa
and balancing market flexibility
O&M costs
Coal (FGD) : 25 £/kW pa
(4)
CCGT : 7 £/kW pa
(4)

20
UK supply: DCF parameters
Customer breakdown
Recently improving margins in UK supply are supported by
levelling off of wholesale power and gas prices
EBIT margins
Electricity residential : 3.2 MM
Gas residential : 1.9 MM
Other : 0.2 MM
(1)
Total customers today : 5.4 MM
(2)
Note: (1) Industrial and commercial and small business; (2) Electricity and gas; (3) Average of Direct Debit and Standard, sourced from Energywatch; (4) Ofgem; (5)
Datamonitor; (6) Market consensus
Long run average : 5 - 7%
(6)
Energy use per customer
Gas (average) : 600 – 700 thm pa
Electricity (average) : 4,500 – 5,000 kWh pa
Average bill per
customer
Gas (average) : £590 pa
(3)
Electricity (average) : £374 pa
(3)
Other costs
Cost-to-serve : 21 £/cust. pa
(5)
Energy purchase cost
(market)
UK spot wholesale gas : 16.2p / thm
UK spot wholesale electricity : 1.9p / kWh
External costs as % of revenue : gas 26%, elec. 30%
(4)

21
UK T&D: DCF parameters
The regulator has set reasonable returns in UK T&D to create incentive for the necessary investments
REGULATION
Eur 500 MM
Eur 208 MM
Eur 150 MM
Eur 138 MM
6.9%
This is fixed subject to
incentives
Beat the opex target
Beat the capex target
Increased realised return
Allowed revenue
Allowed opex
Allowed capex / dep
Allowed return
(pre tax)
RAB
Eur 2,000MM
Example (5 year)

22
UK wind: DCF parameters
High load factors
Attractive economic
incentives
Stable regulatory framework
Potential returns in the UK are more attractive than those
available in several other wind markets in Europe
Opex
Capex
Pipeline
Average load factor : 2,300 – 2,800 hrs
Current revenue : 85 £/MWh
Opex before synergies : 40 - 50 £/kW pa
Capex before synergies : 1,000 - 1,200 £/kW
Construction : 474 MW
In planning : 772 MW
Pre-planning and feasibility : 3,628 MW

23
US wind: DCF parameters
Attractive all-in tariff
Strong government
support
Attractive load factor
range
Opex
Capex
Pipeline
Renewable Portfolio Standards : 49GW build by 2015
Opex before synergies : 25 $/kW pa
Capex before synergies : 1,500 - 1,700 $/kW
Construction : 526 MW
Target by 2010 : 3,500 MW
Pre-planning and feasibility : 7,700 MW
Load factor range : 2,600 – 3,500 hrs
Tariff : 68 – 77 $ / MWh
Plus accelerated depreciation benefit
PPM’s wind business is a leading US developer and operator

24
US storage highly attractive with recent transaction
multiples up to 600 $/bcm
US gas storage: DCF parameters
Contracted storage
(Reservoir)
1.3 bcm third party in
operation
New build (Salt Storage)
0.9 bcm construction /
permitting
Further 1.2 bcm pipeline
Owned storage
(Reservoir)
1.4 bcm in operation
Revenue – Low Cycle : $1.80 – 2.30
O&M costs : $0.30 - 0.30
EBITDA : $1.50 – 2.00
Revenue – Low Cycle : $1.50 – 2.30
Lease payments : $0.70 – 0.90
Inventory carry costs : $0.15 – 0.25
EBITDA : $0.80 – 1.60
Per MM BTU
Revenue – High Cycle : $2.60 – 3.50
Development Cost : $13.00 – 18.00
EBITDA : $2.30 – 3.20

25
Note (1) Broker estimates for asset values
Observable benchmark provided by
asset transaction multiples …
UK conventional
generation
UK T&D
US gas storage
UK supply
6,036 MW
Eur 4,499MM
(Mar 07 RAB)
4.8 bcm
5.1 MM cust.
779– 1,002 (Eur/kW)
1.25x– 1.30x (Eur/RAB)
164 – 301 (Eur/bcm)
480 – 502 (Eur/cust.)
US conventional
generation
538 MW 424 – 525 (Eur/kW)
Transaction asset
multiple range
(1)
Wind pipeline
15,108 MW 74 – 221 (Eur/kW)
• Weighted average asset multiple
• RAB of transmission and distribution
(average of broker estimates)
• Includes pipeline and storage under
management
• Residential electricity and gas customers
• PPM’s thermal generation business
Comment
• 4,400 MW for UK and 10,708 MW for US
Other
NA NA
• Value of Energy contracts, UK gas
storage, Metering & connections, SME
and I&C energy supply
UK wind
818 MW 1,827 – 2,220 (Eur/kW)
• Operational and under construction
US wind
2,158 MW 807 – 1,098 (Eur/kW)
• Operational and under construction

26
… and if applied to ScottishPower’s
assets implies 724 – 1007p value
range
Net debt
Equity
Value
1,007p
UK
conv. gen.
276p
214p
UK
supply
117p
112p
UK
T&D
276p
252p
US
other
79p
46p
Wind
pipeline
152p
51p
Enterprise
Value
1,161p
878p
724p
(153)p
Reflects further upside potential in wind pipeline
and PPM storage
Other
71p
83p
68p
UK
wind
US
wind
108p
79p
55p
Note: Total shares outstanding used 1,489MM, net debt of GBP 2,284 MM as at 30 Sep 2006, exchange rate used GBP 1: Eur 1.4738
Midpoint of range ~ 850p

27 Agenda Valuation Considerations Valuation Considerations Strategic Fit Strategic Fit Conclusions Conclusions - - Synergies & efficiency Synergies & efficiency

28
Opex
synergies
Yr 1 Eur 40 MM
Yr 2 Eur 90 MM
Yr 3+ Eur 130 MM
Capex savings
in near term
Additional
synergies not
quantified
Annual Savings
(Eur MM)
31 p.a.
• Corporate centre – efficiency improvement
• Total 5 year savings from wind/CCGT
• Recurring annual distribution/supply savings
• Option of new nuclear plant / LNG entrance
• Loss reduction in supply business contracts
• Efficiency in generation and processes
Dedicated integration team already working towards on-
schedule delivery of targets
5 p.a.
67 p.a.
130 p.a.
27 p.a.
192 total
6 p.a.
• Shared services – optimisation, IT, purchasing
• Wind US – efficiency improvement
• Generation/Supply – procurement/efficiency
Total < 5% combined group expense
Synergies identified across a range
of functions

29
MW/employee (home market)
MW/employee (home market)
GWh distribution/employee (home market)
GWh distribution/employee (home market)
SPW
0.7
Portugal
1.3
Rest of
Spain
1.9
Iberdrola
+ SPW
3.2
UK
0.8
France
0.9
Italy
1.0
Germany
0.6
1.8
Iberdrola
Rest of
Spain
Iberdrola
+ SPW
4.3
6.7
8.2
12.2
4.4
4.8
5.5
4.0
8.2
SPW Portugal UK France Italy Germany Iberdrola
Significant opportunity to share best
practice and extract synergies

30 Agenda Valuation Considerations Valuation Considerations Strategic Fit Strategic Fit Conclusions Conclusions - - Synergies & efficiency Synergies & efficiency

31
Conclusions
Transaction creates global leader in utilities sector
Transaction creates global leader in utilities sector
Shareholder value significantly increased through
Shareholder value significantly increased through
transaction structure
transaction structure
Group well positioned for further development in core
Group well positioned for further development in core
markets
markets
Pre-eminent example of non-organic growth in utility
Pre-eminent example of non-organic growth in utility
markets
markets
Significant synergies and opportunity for exchange of
Significant synergies and opportunity for exchange of
best practice
best practice
New group Strategic Plan in Q4 to reflect full
New group Strategic Plan in Q4 to reflect full
combination potential
combination potential

32 End of Technical End of Technical Session VI Session VI ScottishPower ScottishPower Strategic Fit & Valuation Strategic Fit & Valuation Considerations Considerations

Exhibit 99.12

ANNEX EXPLAINING SIGNIFICANT FACTS OR EVENTS

E - 3. Other significant increases or reductions of fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments of fixed assets, etc).

Increase in the share capital of the company KORINTHOS POWER, S.A. Following this operation the direct interest of IBERDROLA S.A. in the aforementioned company remains unchanged.

Ancillary contribution (“prestación accesoria”) in IBERDROLA PORTUGAL ELECTRICIDAD E GAS, S.A. (100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company remains unchanged.

Establishment, by TELTRONIC, (50% owned by CORPORACION IBV, PARTICIPACIONES EMPRESARIALES, S.A. and IBERDROLA, S.A.) of 100% of the company TELTRONIC REDES Y SERVICIOS, with the indirect interest of IBERDROLA S.A. in the aforementioned company remaining at 50%.

Acquisition of IBERDROLA ENERGIA, S.A., by IBERDROLA INMOBILIARIA, S.A. (100% owned by IBERDROLA, S.A.) of 100% of the company DESARROLLOS INMOBILIARIOS LAGUNA DEL MAR, S.A. de C.V., with the indirect interest of IBERDROLA, S.A. in the aforementioned company remaining at 100%.

Acquisition, by IBERDROLA, S.A., of 4.21% of shares in the company MEDGAZ. Following this operation the direct interest of IBERDROLA, S.A. in the aforementioned company is 20%.

Increase in the share capital of the Italian company IBERDROLA ENERGIE RINNOVABILI, SPA (100% owned by IBERDROLA ENERGÍA RENOVABLES S.A., in turn 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company remains unchanged.

Increase in the share capital of the American company IBERDROLA RENEWABLE ENERGIES USA LIMITED (100% owned by IBERDROLA ENERGÍA RENOVABLES S.A., in turn 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company remains unchanged.

Increase in the share capital of the Brazilian company ENERBRASIL (100% owned by IBERDROLA ENERGÍA RENOVABLES S.A., in turn 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company remains unchanged.

Acquisition, by IBERDROLA ENERGÍA RENOVABLES, S.A. (100% owned by IBERDROLA, S.A), of the Hungarian company MAGELLAN INVESTMENT VAGYONKEZELO, KFT, whereby the indirect interest of IBERDROLA in the aforementioned company is 100%.

Increase in the share capital of the company ENERGIAS EOLICAS DE CUENCA, S.A. (62.5% owned by IBERDROLA ENERGÍA RENOVABLES DE CASTILLA-LA MANCHA, S.A., owned 100% by IBERDROLA ENERGÍA RENOVABLES, S.A., in turn 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company remains unchanged.

Acquisition, by IBERDROLA ENERGÍA RENOVABLES, S.A. (100% owned by IBERDROLA, S.A), of 10% of the company BIOVENT HOLDING. Following this operation the direct interest of IBERDROLA, S.A. in the aforementioned company is 95%.

Increase in the share capital of VILLARDEFRADES EOLICAS, S.L. (80% owned by BIOVENT HOLDING., in turn 95% owned by IBERDROLA ENERGIA RENOVABLES, S.A., 100% owned by IBERDROLA, S.A.), subscribed by BIOVENT HOLDING. Following this operation the direct interest of IBERDROLA, S.A. in the aforementioned company is 76%.

1

Acquisition by BIOVENT HOLDING (95% owned by IBERDROLA ENERGIA RENOVABLES, S.A., in turn 100% owned by IBERDROLA, S.A.), of 40% of the company ENERGIA GLOBAL CASTELLANA, S.A., whereby BIOVENT HOLDING holds 100% of this company and the indirect interest of IBERDROLA is 95%.

Increase in share capital of the company PARQUES EOLICOS LOS COLLADOS, S.L., 100% owned by VILLARDEFRADES EOLICAS, S.L. (80% owned by BIOVENT HOLDING., in turn 95% owned by IBERDROLA ENERGIA RENOVABLES, S.A., 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company is 76%.

Increase in share capital of the company PARQUES EOLICOS FUENTE SALADA, S.L., 100% owned by VILLARDEFRADES EOLICAS, S.L. (80% owned by BIOVENT HOLDING., in turn 95% owned by IBERDROLA ENERGIA RENOVABLES, S.A., 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company is 76%.

Increase in share capital of the company PARQUES EOLICOS CRUZ DEL CARRUTERO, S.L., 80% owned by VILLARDEFRADES EOLICAS, S.L. (80% owned by BIOVENT HOLDING., in turn 95% owned by IBERDROLA ENERGIA RENOVABLES, S.A., 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company is 60.80%.

Acquisition by IBERDROLA ENERGIAS RENOVAVEIS, S.A. (100% owned by IBERDROLA ENERGÍA RENOVABLES, S.A. in turn 100% owned by IBERDROLA, S.A.), of 100% of the Portuguese company EONERGI ENERGIA EOLICA, S.A., whereby the indirect interest of IBERDROLA S.A. in the aforementioned company is 100%.

Acquisition, by PERFECT WIND, owned 100% by the French company IBERDROLA ENERGIA RENOUVELABLES, SAS (100% owned by IBERDROLA ENERGÍA RENOVABLES, S.A., in turn 100% owned by IBERDROLA, S.A.), of 100% of the company SDEVEF, SAS, whereby the indirect interest of IBERDROLA S.A. in the aforementioned company is 100%.

Establishment, by IBERDROLA ENERGIAS RRENOVABLES DE CASTILLA-LA MANCHA (100% owned by IBERDROLA ENERGIA RENOVABLES, S.A., in turn 100% owned by IBERDROLA, S.A.), of 90% of the company IBERDROLA ENERGIA SOLAR DE PUERTOLLANO, S.A., whereby the indirect interest of IBERDROLA S.A. in the aforementioned company is 90%.

Acquisition, by IBERDROLA ENERGIAS RENOVABLES, SAU (100% owned by IBERDROLA, S.A.), of 2.8% of the company ROKAS S.A., whereby the indirect interest of IBERDROLA, S.A. in the aforementioned company increases from 49.9% to 52.7%.

Acquisition, by PERFECT WIND, owned 100% by the French company IBERDROLA ENERGIA RENOUVELABLES, SAS (100% owned by IBERDROLA ENERGÍA RENOVABLES, SAU, in turn 100% owned by IBERDROLA, S.A.), of 100% of the company PELESTE, SAS, whereby the indirect interest of IBERDROLA S.A. in the aforementioned company is 100%.

Increase in the share capital of the Estonian company OUSAÜHING RAISNER (80% owned by IBERDROLA ENERGÍA RENOVABLES S.A., in turn 100% owned by IBERDROLA, S.A.). Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company remains unchanged.

Establishment, by IBERDROLA ENERGIA, S.A., (100% owned by IBERDROLA, S.A.), of the company DESARROLLOS INMOBILIARIOS LAGUNA DEL MAR, S.A. DE C.V., with a holding of 100%. Following this operation the indirect interest of IBERDROLA, S.A. in the aforementioned company is 100%.

2

E - 5. Issues, redemptions or cancellations of debentures and notes.

ISSUE	DATE	REDEMPTION DATE	NOMINAL AMOUNT REDEEMED (€)
IB I. May 57	31.05.57	02.01.07	82,337.00	(R)
IB I. Apr 58	20.04.58	02.01.07	92,554.00	(D)

(D): Draw.

(R): Remainder.

E - 9 Changes in the institutional regulation of the sector that significantly affect the economic or financial situation of the Company or Group

Up to 31 March 2007 the following regulations have been published which could be of some relevance to activity in the electricity and gas sector:

ELECTRICITY INDUSTRY

•	ORDER ITC/400/2007, of 26 February, regulating the bilateral contracts between distribution companies for tariff supplies within the peninsula.

The purpose of this Order is to regulate the bilateral contracting of electricity with physical delivery by the companies responsible for tariff supplies within the peninsula.

The Order will apply to the purchase of electricity by the distribution companies (in future, from the last-resort retailers.).

Contracts may be signed with the distribution companies by the following market operators who will act as sellers: electricity producers, both ordinary and special regime, retailers, external agents, consumers acting directly in the market, and their respective representatives.

The energy to be supplied by each seller will be assigned by an auction process in which, starting from an amount of energy to be supplied for the distribution companies as a whole and from an initial price, the price will be progressively lowered until a balance is reached between energy supply and demand.

Once the results are published, and before 72 hours have elapsed, sellers and distribution companies will be obliged to formalise their commitments by signing bilateral contracts undertaking the obligation of physical delivery in their corresponding amounts.

•	ORDER ITC 446/2007, of 27 February, regulating grants for autochthonous coal transport between coalfields for the years 2006 and 2007.

The purpose of the grants is to compensate for the cost of transporting between coalfields. These grants may be applied for by electricity companies that transport during the years 2006 and 2007 the maximum quantities set out in this Order.

•

ORDER ITC 447/2007, of 27 February, regulating the grants for financing power-station coal stocks in excess of the necessary amounts to cover seven hundred and twenty hours’ operation for the years 2006 and 2007.

The purpose of the grants regulated under this order is to compensate for the financing of power-station coal stores (anthracite, soft coal and lignites) in excess of the necessary amounts to cover seven hundred and twenty hours’ full-load operation and wastage.

•	ORDER ITC 843/2007, of 28 March, modifying ORDER ITC/4112/2005, of 30 December, stipulating the applicable regime for intra-community and international electricity exchange.

This Order regulates the management mechanism of the Spain-Portugal connection. The mechanism consists of two complementary processes: one is based on the assignation of physical rights of capacity by means of explicit auctions at different times, and the other, short-term process is based on a “market separation” mechanism, known in the

3

literature as “market splitting”, managed by the Iberian Energy Market Operator and, formerly, by the Iberian Energy Market-Spanish Pole Operator.

A similar adaptation is made in the management mechanism of the Spain-France connection whereas the current system for managing the connection between Spain and Morocco is maintained, now coming under specific consideration.

•	Royal Decree 47/2007, of 19 January, approving the basic Procedure for energy-efficiency certification of new construction.

The purpose of the basic Procedure for certifying the energy efficiency of buildings is to determine the method of calculating the energy efficiency classification, with which the certification process commences, taking into consideration the factors that most affect the energy consumption in newly -built buildings or those undergoing a certain degree of alteration or refurbishing; to establish the technical and administrative conditions for the energy efficiency certification of the projects and the finished buildings; and to approve a nationwide logo called the energy efficiency label.

The aim of approving this basic Procedure is to promote energy efficiency by providing objective mandatory information to buyers and users in relation to the energy characteristics of buildings, in the form of an energy efficiency certificate that serves to appraise and compare the different features.

GAS INDUSTRY

No regulations have been published that are of any relevance to gas industry.

4

Exhibit 99.13

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Mr. Rodrigo Buenaventura

Market Area Director

Po de la Castellana no 19

28046 Madrid

Bilbao, April 26 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES – Other communications

Dear Sir,

On April 18, 2007, IBERDROLA, S.A. (hereinafter “Iberdrola”) reported to that Commission, through a communication filed with registry number 23250, that, as a consequence of the increase of its stake in the share capital of MEDGAZ, S.A. (“Medgaz”) by 8% (hereinafter, the “Acquisition”) the COMISIÓN NACIONAL DE ENERGÍA (hereinafter the “CNE”) had filed three requests to Iberdrola in order for this to apply for the granting of the authorisation of the Acquisition before the CNE, in accordance with the Additional Provision eleventh, Third 1, function fourteenth of the Hidrocarbures Sector Law according to the drafting given to the same by the Royal Law Decree 4/2006, February 24th, by virtue of which the functions of the CNE have been modified (hereinafter “Function 14”), conditioning the effectiveness of the Acquisition to the granting of the aforementioned authorisation. In said communication Iberdrola further reported that the CNE has ordered to initiate an administrative sanctioning proceeding based on the failure to comply with Function 14.

In this respect, Iberdrola hereby informs that, on April 24, 2007, it has had access to the proposal of resolution prepared by the Board of the CNE within the sanctioning proceeding referred to above, in which, for the first time, a mention is made to the reasons for which the CNE considers that the Acquisition is subject to Function 14, as, in its opinion, said Acquisition grants to Iberdrola a “significant influence” in Medgaz.

In this regard, once the CNE has made explicit the reasons for its position, and despite the discrepancy with the same, Iberdrola has considered appropriate to request from the CNE, with subsidiary character, the granting of said administrative authorisation for the case where, notwithstanding the assertions of Iberdrola, the CNE still considers compulsory its granting for the validity of the Acquisition.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.